Exhibit 2.1

CONTRIBUTION AND STOCK PURCHASE AGREEMENT

BY AND BETWEEN

AMTRUST FINANCIAL SERVICES, INC.,

MAYFIELD HOLDINGS LLC

AND

FEECO HOLDINGS LP

DATED AS OF NOVEMBER 3, 2017

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS		2

1.1	Certain Defined Terms	2
1.2	Interpretation	24

ARTICLE II PURCHASE AND SALE OF INVESTOR EQUITY INTERESTS		24

2.1	Pre-Closing Steps; Closing	24
2.2	Purchase Price Adjustment	27
2.3	Withholding	31

ARTICLE III REPRESENTATIONS AND WARRANTIES OF AFSI		31

3.1	Corporate Status	31
3.2	Corporate and Governmental Authorization	32
3.3	Non-Contravention	33
3.4	Capitalization and Subsidiaries; Registration Rights; Voting Rights	33
3.5	Financial Statements	35
3.6	Litigation	36
3.7	Employee Benefits and Labor	36
3.8	Taxes	39
3.9	Absence of Certain Changes or Events	41
3.10	Title to Assets; Sufficiency	42
3.11	Real Property	42
3.12	Intellectual Property	43
3.13	Contracts	45
3.14	Compliance with Laws; Permits	48
3.15	Insurance	49
3.16	Environmental Matters	49
3.17	Financial Advisors	50
3.18	Transactions with Affiliates	50
3.19	Customers and Vendors	50

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF INVESTOR		51

4.1	Corporate Status	51
4.2	Corporate and Governmental Authorization	51
4.3	Non-Contravention	52
4.4	Financing	52
4.5	Litigation	53
4.6	Financial Advisors	53
4.7	Operations of Investor	54
4.8	Purchase for Investment	54
4.9	No Additional Representations; Inspection	54

i

ARTICLE V CERTAIN COVENANTS		55

5.1	Conduct of Business Prior to the Closing	55
5.2	Cooperation	58
5.3	Access to Information; Other Contacts	61
5.4	Books and Records; Access; Assistance	62
5.5	Confidentiality	63
5.6	Employees	64
5.7	Notification of Layoffs	70
5.8	Reserved	71
5.9	Directors and Officers; Insurance	71
5.10	Investor Financing Covenant	72
5.11	Debt Financing Cooperation	74
5.12	Reserved	76
5.13	Intellectual Property Assignments	76
5.14	Reserved	76
5.15	Seller Guarantees	76
5.16	Further Assurances	77
5.17	Use of Intellectual Property	78
5.18	Supplemental Disclosure	80
5.19	No Solicitation; Other Bidders	80
5.20	Resignation of Officers and Directors	81
5.21	Reserved	81
5.22	Separation of Tecmo Business	81
5.23	Actions with Respect to the Sale or Lease of Properties	81
5.24	Modification to Form LLC Agreement	82
5.25	Treatment of Reserves	82
5.26	Obligors	83
5.27	AmCom Forgiveness	84

ARTICLE VI TAX MATTERS		84

6.1	Tax Returns	84
6.2	Tax Contest	85
6.3	Transaction Taxes	86
6.4	Tax Sharing Agreements	86
6.5	Straddle Periods	86
6.6	Tax Refunds	87
6.7	Transaction Tax Deductions	87
6.8	Tax Treatment of Transactions; Purchase Price Allocation	88

ARTICLE VII CONDITIONS TO THE CLOSING		89

7.1	Conditions to Obligations of the Investor, the Seller, AFSI and the Company	89
7.2	Conditions to Obligations of the Seller	90
7.3	Conditions to Obligations of the Investor	91
7.4	Frustration of Closing Conditions	92

ARTICLE VIII DELIVERIES		92

8.1	Deliveries by the Seller	92
8.2	Deliveries by the Investor	92

ARTICLE IX INDEMNIFICATION		92

9.1	Survival	92
9.2	Indemnification by AFSI	93
9.3	Indemnification by the Investor and the Company	93

ii

9.4	Limitations on Indemnification	94
9.5	Notification of Claims; Third Party Claims	96
9.6	Exclusive Remedy	98

ARTICLE X TERMINATION AND WAIVER		99

10.1	Termination	99
10.2	Effect of Termination	101

ARTICLE XI GENERAL PROVISIONS		103

11.1	Notices	103
11.2	Amendment; Waivers, etc	104
11.3	Expenses	105
11.4	Governing Law, etc	105
11.5	Successors and Assigns	107
11.6	Entire Agreement	107
11.7	Severability	107
11.8	Counterparts; Effectiveness; Third Party Beneficiaries	107
11.9	Specific Performance	108
11.10	Public Announcements	109
11.11	Disclosure Generally	109
11.12	Waiver of Conflicts; Attorney-Client Privilege	109
11.13	No Presumption Against Drafting Party	110
11.14	Time Periods	110

SCHEDULE I – COMPANY SUBSIDIARIES
SCHEDULE II – [RESERVED]
SCHEDULE III – INDEBTEDNESS
SCHEDULE IV – [RESERVED]
SCHEDULE V – PRE-CLOSING STEPS
SCHEDULE VI – SELLER DESIGNATIONS
SCHEDULE VII – [RESERVED]
SCHEDULE VIII – DIRECT SET-UP EXPENSES
SCHEDULE IX – DEFERRED PURCHASE PRICE PAYMENTS
SCHEDULE X—TREATMENT OF RESERVES

EXHIBIT A – FORM OF LLC AGREEMENT
EXHIBIT B – FORM OF TRANSITION SERVICES AGREEMENT
EXHIBIT C – [RESERVED]
EXHIBIT D – FORM OF IP LICENSE AGREEMENT
EXHIBIT E – FORM OF TRADEMARK LICENSE AGREEMENT

iii

CONTRIBUTION AND STOCK PURCHASE AGREEMENT

This CONTRIBUTION AND STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 3rd day of November, 2017, by and between AmTrust Financial Services, Inc. (“AFSI” or “Seller”), Mayfield Holdings LLC, a Delaware limited liability company (the “Company”), and FeeCo Holdings LP, a Delaware limited partnership (the “Investor”, and together with AFSI and the Company, the “Parties”).

WITNESSETH

WHEREAS, the Company is a wholly owned Subsidiary of AFSI;

WHEREAS, the Parties desire to enter into a series of transactions pursuant to which (i) the Investor will contribute cash to the Company in exchange for common units of the Company (such units, the “Investor Equity Interests”, which will represent 51% of the Company’s outstanding Equity Interests, and (ii) the Seller will (or will cause certain of its Subsidiaries to) contribute to the Company equity interests in the Tecmo Companies, in exchange for common units of the Company (the “AmTrust Equity Interests”), which will represent 49% of the Company’s outstanding Equity Interests (together, the “Contributions”);

WHEREAS, after effecting the Contributions, at the Closing, certain Subsidiaries of the Company will purchase from AFSI or its Subsidiaries, and AFSI will or will cause such Subsidiaries to sell, the remainder of AFSI’s and its Subsidiaries’ right, title and interest in the equity interests of the Tecmo Companies;

WHEREAS, in connection with the above-described transactions, the Seller will cause the Pre-Closing Steps to be completed;

WHEREAS, in connection with the above-described transactions, AmTrust Holdco (or the other Subsidiaries of AFSI that hold the AmTrust Equity Interests as of the Closing), AFSI, the Investor and the Company desire to enter into at the Closing an amended and restated limited liability company agreement of the Company (together with the exhibits thereto, the “LLC Agreement”) in the form attached as Exhibit A hereto to set forth certain terms and conditions regarding the Contributions and the ownership of the Company by the applicable parties and to provide for, among other things, preemptive rights, corporate governance rights, consent rights, registration rights and other obligations and rights, in each case, on the terms and conditions contained in the LLC Agreement;

WHEREAS, in connection with the transactions contemplated hereby, the Parties desire that AFSI and the Company enter into a transition services agreement (the “Transition Services Agreement”) in the form attached as Exhibit B hereto;

WHEREAS, in connection with the transactions contemplated hereby, the Seller and the Investor desire that AFSI or certain of its Affiliates, on the one hand, and the Company, on the other hand, enter into an Intellectual Property License and Assignment Agreement relating to the licensing and assignment of certain Intellectual Property (the “IP License Agreement”) in the form attached as Exhibit D hereto; and

WHEREAS, in connection with the transactions contemplated hereby, the Seller and Investor desire that First Nonprofit Insurance Company and First Nonprofit Companies, Inc. enter into the Trademark License Agreement relating to the licensing of certain trademarks (the “Trademark License Agreement”) in the form attached as Exhibit E hereto.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1       Certain Defined Terms.

As used in this Agreement, the following terms shall have the following meanings:

“Acquired Trademarks” has the meaning set forth in Section 5.17(d).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement (or transactions entered into in connection with the implementation thereof), any offer, proposal or inquiry from any Person (other than Investor or its Affiliates) relating to (A) any direct or indirect acquisition or purchase of all or any material portion of the Tecmo Business, the combined assets (including the Assets) of the Company and the Company Subsidiaries (as contemplated by this Agreement) or of any equity or voting securities of the Company or any Company Subsidiary, or other equity investment in, the Company or any Company Subsidiary, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party directly or indirectly beneficially owning any equity or voting securities of the Company or any Company Subsidiary or (C) any merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Tecmo Business, the Company or any Company Subsidiary directly or indirectly; provided, for the avoidance of doubt, no such acquisition or purchase of, investment in, tender offer or exchange offer for, or merger or other business combination transaction involving, equity interests in AFSI shall constitute an “Acquisition Proposal” hereunder.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this Agreement, the Company and the Company Subsidiaries shall be deemed to be (a) Affiliates of the Seller (but not the Investor) prior to Closing, and (b) Affiliates of the Investor (but not the Seller) as of and following the Closing.

“AgencyCo Bidco” means a corporation to be formed by the Company between the date hereof and the Closing Date as a direct, wholly owned subsidiary of AgencyCo Borrower.

“AFSI” has the meaning set forth in the Preamble.

“AgencyCo Borrower” means a corporation to be formed by the Company between the date hereof and the Closing Date as a direct, wholly owned subsidiary of AgencyCo Midco.

“AgencyCo Debt Proceeds” has the meaning set forth in Section 2.1(f).

“AgencyCo Midco” means a corporation to be formed by the Company between the date hereof and the Closing Date as a direct, wholly owned subsidiary of AgencyCo Parent.

“Agency Companies” means the Tecmo Companies that conduct the agency business of the Tecmo Business, as mutually determined and agreed in good faith between the date hereof and the Closing by Seller and the Investor.

“AgencyCo Parent” means a corporation to be formed by the Company between the date hereof and the Closing Date as its direct, wholly owned subsidiary.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 6.8(b).

“Alternate Financing” has the meaning set forth in Section 5.10(b).

“AmTrust Equity Interests” has the meaning set forth in the Recitals.

“AmTrust Holdco” has the meaning set forth in Section 2.1(c).

“AmTrust Indemnitees” has the meaning set forth in Section 9.3.

“AmTrust Obligors” has the meaning set forth in Section 5.26.

“AmTrust SEC Reports” means all forms, reports, statements, schedules, registration statements, prospectuses, proxy statements and other documents filed with or furnished to the SEC on or after December 31, 2015 and before the date of this Agreement by the Seller or any of its Affiliates.

“Ancillary Agreements” means the LLC Agreement, the Transition Services Agreement, the IP License Agreement, the Trademark License Agreement, the Commitment Letters and the Limited Guarantee.

“Applicable Accounting Principles” means, with respect to the determination of Closing Working Capital or Target Working Capital, the applicable accounting principles to be used for determining Working Capital and Target Working Capital determined pursuant to and in accordance with Section 2.2(i).

“Applicable Law” means all laws, common laws, regulations, codes, statutes, treaties, Governmental Orders and decrees of all Governmental Authorities, and all written policies, guidelines, notices and protocols, in each case, of Governmental Authorities applicable to the Person (or such Person’s operations, assets, rights, or liabilities), place or situation in question.

“Assets” has the meaning set forth in Section 3.10(a).

“Assumed Company Benefit Plan” has the meaning set forth in Section 5.6(f).

“Assumed Liabilities” means (i) any Liabilities (other than the Excluded Liabilities), arising before, on or after the Closing Date, of Seller, the Company or any of their respective Affiliates, solely to the extent the same results from or arises out of the past, present or future operation, conduct, or actions of the Tecmo Business and (ii) Liabilities to the extent relating to the assets and rights transferred to the Tecmo Companies pursuant to step 8 of the Pre-Closing Steps. Assumed Liabilities shall not include (A) any Liabilities of Seller or any of its Affiliates (other than the Company or the Company Subsidiaries) which are specifically allocated to Seller or any of its Affiliates (other than the Company or the Company Subsidiaries) (x) in ARTICLE V or VI hereof, or (y) under the Ancillary Agreements or any past, present or future commercial agreement, arrangement or dealings between the Company or the Company Subsidiaries, on the one hand, and AFSI or any Non-Company Affiliate, on the other hand, and in the event of any conflict, such agreement, arrangement or dealings shall control, or (B) any of the Excluded Liabilities.

“Assumed Vacation” has the meaning set forth in Section 5.6(f).

“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“Balance Sheet Date” means June 30, 2017.

“Benefit Plan” means any (a) employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) including any pension, profit-sharing, retirement, supplemental retirement, savings, welfare benefit, retiree health, and life insurance plans, agreements or arrangements, and (b) bonus, equity-based arrangement, incentive, deferred compensation, severance, health, group insurance, vacation, paid time off, retention, separation, change in control or other compensation or benefit plan, contract, program, agreement or arrangement, or any employment agreement.

“Burdensome Condition” has the meaning set forth in Section 5.2(c).

“Business Benefit Plans” has the meaning set forth in Section 3.7(a).

“Business Day” means any day that is not (a) a Saturday, (b) a Sunday or (c) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.

“Business Employee” means any individual employed by the Company, a Company Subsidiary, or by AFSI or any of its controlled Affiliates, who is (a) primarily providing services to the Tecmo Business, (b) reasonably designated by Seller to represent a group of individuals who, in the aggregate, are providing services to the Tecmo Business equal to the substantial services of one individual, in the case of each of (a) and (b), as listed in Schedule 5.6(a)(i) (as may be updated prior to the Closing Date with, in the case of a Business Employee who has an annual base salary in excess of $100,000 (other than a Business Employee hired to replace a terminated employee) or has a C-Suite Executive position, the mutual written consent of the Seller and Investor (such consent not to be unreasonably withheld) and which will be confidentially made available to the Investor) or (c) an individual who is otherwise listed in Schedule 5.6(a)(i) (other than, in any case, an individual designated as an Excluded Employee).

“Business Intellectual Property” means Intellectual Property used or held for use by the Company or any Company Subsidiary in the conduct of their businesses.

“Business Systems” means computer and telecommunications systems, including Software, hardware and networks, owned, leased, licensed, or operated by or for the Company or any Company Subsidiary.

“Canadian Resident” means a Person who is a resident of Canada for purposes of the Tax Act.

“Cap” has the meaning set forth in Section 9.4(a).

“Cash” means, without duplication, the sum of (i) all cash, cash equivalents and bank deposits, in each case, calculated in accordance with GAAP, and (ii) the fair market value of all debt securities supporting potential Liabilities associated with the “loss fund” (as defined in the Audited Financial Statements); provided, however, that Cash will be net of the aggregate amount of any bank overdrafts and negative cash balances in other accounts and will not include cash (x) which is held on behalf of clients, insurance carriers or other third parties, (y) not included as a current asset on a balance sheet of the Company or any Company Subsidiary (including, for the avoidance of doubt, cash with respect to outstanding checks or drafts) or (z) that is subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purposes, excluding any restrictions due to any Taxes resulting from any distribution of cash; but, notwithstanding the foregoing, “Cash” will include unrestricted cash held in fiduciary accounts in excess of the associated liabilities. 3.a – 3.d of the Purchase Price Schedule sets forth an illustrative calculation of Cash.

“Cash Equity” has the meaning set forth in Section 2.1(c).

“Closing” has the meaning set forth in Section 2.1(a).

“Closing Cash” means (1) the amount of Cash held by the Company and any Company Subsidiary as of 11:59 p.m. on the day immediately preceding the Closing Date, less any Cash used in breach of the last sentence of Section 2.2(a), minus (2) an amount, calculated as of the Closing in a manner consistent with this definition and, with respect to the cancelation reserves identified in 5.c - 5.e, Section 5.25(b), equal to the loss reserves and cancelation reserves identified in 4.a - 4.g and 5.a - 5.e of the Purchase Price Schedule (together with any other loss reserves and cancelation reserves similar in nature to such reserves, which similar in nature reserves shall be treated as having been identified in 4.a - 4.g and 5.a - 5.e of the Purchase Price Schedule for all purposes hereunder). For purposes of determining clause (2) of Closing Cash, the reserves identified on the Purchase Price Schedule will be recalculated as of the Closing Date in a manner consistent with the Company’s historical accounting principles and methodology (including with respect to estimates) used in the preparation of the Purchase Price Schedule. For the avoidance of doubt, (i) Closing Cash shall not include any proceeds of the Debt Financing and (ii) Closing Cash may be a negative amount.

“Closing Date” has the meaning set forth in Section 2.1(a).

“Closing Statement” has the meaning set forth in Section 2.2(b).

“Closing Working Capital” means the amount of Working Capital as of 11:59 p.m. on the day immediately preceding the Closing Date.

“Closing Year Annual Bonus” has the meaning set forth in Section 5.6(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 4.4(a).

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.7(a).

“Company Designated Persons” has the meaning set forth in Section 11.12(b).

“Company Flexible Spending Account Plan” has the meaning set forth in Section 5.6(h)(2).

“Company Obligors” has the meaning set forth in Section 5.26.

“Company Subsidiary” means (a) each of the Tecmo Companies, (b) each of AgencyCo Parent, AgencyCo Midco, AgencyCo Borrower, AgencyCo Bidco, WarrantyCo Parent, WarrantyCo Midco, WarrantyCo Borrower and WarrantyCo Bidco and (c) any other Subsidiary of any Tecmo Company immediately following the Closing (if any).

“Completed Year Annual Bonus” has the meaning set forth in Section 5.6(c).

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, financial condition, services, or research or development of the Tecmo Business, the Company, the Company Subsidiaries or any of their business relationships. Confidential Information includes, but is not limited to, the following: (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and confidential information about, the Tecmo Business’s, the Company’s and the Company Subsidiaries’ respective business relationships; and (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and databases relating thereto, and inventions. Notwithstanding the foregoing, “Confidential Information” does not include (a) information that was or has become generally available to the public other than as a result of disclosure by the Seller or its Affiliates after the date hereof (other than the Company and the Company Subsidiaries after the Closing) and (b) information that is independently developed by the Seller or its Affiliates (other than the Company and the Company Subsidiaries prior to the Closing) without the use of Confidential Information and (c) information exchanged between the Company Subsidiaries, on the one hand, and Subsidiaries of AFSI, on the other hand, prior to the Closing in connection with commercial relationships existing between them prior to the Closing, to the extent the sharing of such information would have been reasonable between unaffiliated counterparties in an analogous commercial relationship.

“Contributed Agency Cash” has the meaning set forth in Section 2.1(d).

“Contributed Agency Interests” has the meaning set forth in Section 2.1(d).

“Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of November 2, 2016, between AmTrust Financial Services, Inc. and Madison Dearborn Partners, LLC.

“Consent” means a consent, authorization or approval of a Person or a waiver by a Person, in each case to the extent required by Applicable Law or a Contract.

“Contract” means any written legally binding agreement, license, sublicense, lease, sublease, indenture, mortgage, note, bond, warrant or other legally binding commitment or arrangement, but excluding at-will employment relationships that do not include any severance obligations.

“Contributed Interests” has the meaning set forth in Section 2.1(c).

“Contributed Value” has the meaning set forth in Section 2.1(c).

“Contributed Warranty Cash” has the meaning set forth in Section 2.1(d).

“Contributed Warranty Interests” has the meaning set forth in Section 2.1(d).

“Contributions” has the meaning set forth in the Recitals.

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“C-Suite Executive” means the President, Chief Executive Officer, Chief Financial Officer or Chief Information Officer or comparable position of the Company or any Company Subsidiary (or an individual who will be in any such position after giving effect to the separation of the Tecmo Business from the Excluded Businesses).

“Cutoff Date” has the meaning set forth in Section 10.2(b).

“D&O Indemnitees” has the meaning set forth in Section 5.9(a).

“Data Room” means all documents, materials and information made available to the Investor in the virtual data room titled “Project Tecmo” hosted by Intralinks.

“Data Security Requirements” means, collectively, all of the following to the extent relating to any Personally Identifiable Information or payment card information or otherwise relating to privacy or security of Personally Identifiable Information or payment card information: (i) the Company Subsidiaries’ own rules, policies and procedures; (ii) all Applicable Laws; (iii) industry standards that are binding on the Company or any Company Subsidiary (including the Payment Card Industry Data Security Standard), and (iv) Contracts into which the Company or any Company Subsidiary has entered into or by which it is otherwise bound.

“Debt Commitment Letter” has the meaning set forth in Section 4.4(a).

“Debt Financing” has the meaning set forth in Section 4.4(a).

“Debt Financing Expenses” means all reasonable and documented out-of-pocket costs and expenses (including commitment fees, original issue discount and other financing fees, ticking fees and reasonable and documented outside attorneys’ fees) of AFSI or its controlled Affiliates or the Investor or its Affiliates incurred in connection with the preparation, negotiation, documentation, marketing, execution and consummation of the Debt Financing; for the avoidance of doubt, “Debt Financing Expenses” shall not include any expenses paid by the Company or the Company Subsidiaries at or after the Closing.

“Debt Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby, including the Lenders and lenders under any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, attorneys, agents, advisors and representatives involved in the Debt Financing and their successors and assigns.

“Deferred Revenue Items” means (a) any taxable income (“Deferred Income”) related to deferred revenue attributable to obligor and administration fees as well as related insurance premium related to the extended service plans for automotive programs, consumer product programs and other extended service plans entered into by any Tecmo Company on or prior to the Closing Date and (b) any deductions for income Tax purposes (“Deferred Deductions”) related to (i) any deferred commission expenses paid to business partners based on a contracted percentage of billings collected by any Tecmo Company for any such extended service plans and (ii) any deferred insurance expenses associated with the insurance policies that any Tecmo Company arranges to cover the obligations under such extended service plans.

“Direct Set-Up Expenses” means the reasonable and documented out-of-pocket costs and expenses payable to a third party and incurred by Investor and its Affiliates or by AFSI and its Subsidiaries after the date of this Agreement and at or prior to the Closing, which are reasonably required to enable the Company and the Company Subsidiaries to operate independently of Seller and the Non-Company Affiliates in the ordinary course of business immediately following the Closing and that are either set forth on Schedule VIII or agreed to in writing by Investor and the Seller (each acting reasonably and in good faith) after the date hereof as reflecting such costs and expenses, but will not include amounts incurred in connection with the Investor’s and its Affiliates’ due diligence investigation of the Company and the Company Subsidiaries, or any party’s (other than the Company’s and the Company Subsidiaries’) preparation, negotiation and execution of this Agreement, or the Ancillary Agreements and the transactions contemplated hereby or thereby, or any fees included in Debt Financing Expenses; for the avoidance of doubt, “Direct Set-Up Expenses” shall not include any expenses paid by the Company or the Company Subsidiaries at or after the Closing. Notwithstanding anything to the contrary set forth herein, Direct Set-Up Expenses shall include an amount not to exceed $10,000,000 for any Taxes imposed on AFSI and its Subsidiaries attributable to the transfer of any Warranty Company out of any Agency Company or the transfer of any Agency Company out of any Warranty Company.

“Dispute Notice” has the meaning set forth in Section 2.2(c).

“Disputed Item” has the meaning set forth in Section 2.2(c).

“Dollars” or “$” means U.S. dollars.

“Domain Names” has the meaning set forth in the definition of Intellectual Property.

“Eligible Third Party Proceeds” has the meaning set forth in Section 9.4(c).

“Encumbrance” means any enforceable pledge, lien (including a Tax lien), collateral assignment, security interest, mortgage, easement, option, deed of trust, title retention, conditional sale or other security arrangement, or any license, order or charge, or any adverse claim of title, ownership or use.

“End Date” has the meaning set forth in Section 10.1(b).

“Enterprise Value” has the meaning set forth in Section 2.1(g).

“Environmental Law” means any Applicable Law regulating or relating to (a) pollution or the protection of natural resources or the environment, or (b) public or worker health or safety.

“Equity Commitment Letter” has the meaning set forth in Section 4.4(a).

“Equity Interests” means, cumulatively, the Investor Equity Interests and the AmTrust Equity Interests.

“Equity Investors” has the meaning set forth in Section 4.4(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Cash” has the meaning set forth in Section 2.2(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.2(a).

“Estimated Indebtedness” has the meaning set forth in Section 2.2(a).

“Estimated Purchase Price” has the meaning set forth in Section 2.1(g).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.2(a).

“Estimated Working Capital” has the meaning set forth in Section 2.2(a).

“Excluded Businesses” means all of the former, present or future businesses of AFSI and its Subsidiaries, other than the Tecmo Business and other than the ownership of any Equity Interests.

“Excluded Canadian Tax Period” means, with respect to any Person that is a Canadian Resident, any Tax period that commences on the Closing Date.

“Excluded Employee” means any individual listed as an Excluded Employee in Schedule 5.6(a)(ii) (as may be updated prior to the Closing Date with, in the case of a Business Employee who has an annual base salary in excess of $100,000 or has a C-Suite Executive position, the mutual written consent of the Seller and Investor (such consent not to be unreasonably withheld)) who will remain employed by Seller or a Non-Company Affiliate (excluding the Company and any Company Subsidiary) on and after the Closing Date.

“Excluded Liabilities” means (i) any Liabilities arising before, on or after the Closing Date, of the Company or any of its Subsidiaries solely to the extent the same results from or arises out of the present, past, or future operations, conduct or actions of the Excluded Businesses, including any such Liabilities due to, resulting from or arising out of the status of the Company or any of the Company Subsidiaries as an Affiliate of AFSI or any Non-Company Affiliate or as a member of the same “controlled group” or “consolidated group” under any Applicable Law; (ii) Liabilities resulting from or arising out of the Pre-Closing Steps; provided that the Tax treatment (including failure to achieve any particular Tax treatment) of the Pre-Closing Steps shall not constitute an “Excluded Liability” hereunder; (iii) Liabilities arising from or relating to any business, asset or property disposed of or discontinued by AFSI, any of the Non-Company Affiliates, the Company or any of the Company Subsidiaries or the Tecmo Business prior to the Closing; (iv) Transaction Expenses; (v) Indebtedness of the Company and any Company Subsidiary outstanding as of the Closing (but not, for the avoidance of doubt, the Debt Financing or any other Indebtedness incurred after the Closing (it being understood and agreed that, to the extent arising from any agreement or event giving rise to Liability for such Indebtedness occurring on or prior to Closing, then such Indebtedness shall be deemed to have been incurred on or prior to Closing even if such Liability shall not have become due on or prior to Closing)); and (vi) the items on Section 1.1 of the Seller Disclosure Letter under the heading “Excluded Liabilities”. Notwithstanding the foregoing, “Excluded Liabilities” shall not include (I) any Liabilities of the Company or any of its Subsidiaries (x) which are specifically allocated to the Investor, the Company or any of its Subsidiaries in ARTICLE V or VI hereof or (y) under the Ancillary Agreements or any past, present or future commercial agreement, arrangement or dealings between the Company or the Company Subsidiaries, on the one hand, and AFSI or any Non-Company Affiliate, on the other hand, and in the event of any conflict, such agreement, arrangement or dealings shall control, or (II) any reputational impact on the Company or the Company Subsidiaries of its past affiliation or association with AFSI or the Non-Company Affiliates, or any inability of AFSI to underwrite policies for the Company and its Subsidiaries. For the avoidance of doubt, “Excluded Liabilities” shall not include any Taxes, which are instead covered by Indemnified Taxes.

“Final Purchase Price” has the meaning set forth in Section 2.2(e).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Financing” has the meaning set forth in Section 4.4(a).

“Foreign Plan” has the meaning set forth in Section 3.7(e).

“fraud” means an act or statement, committed or made by a Party, with intent to deceive another Party, or to induce such Party to enter into this Agreement and requires (i) a false representation of material fact made herein; (ii) with knowledge and belief that such representation is false or indifference to the truth of such representation; (iii) with an intention to induce the Party to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing that Party, in justifiable reliance upon such false representation, to take or refrain from taking action; and (v) causing such Party to suffer damage by reason of such reliance.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.1(a) and 3.1(b) (Corporate Status), 3.2(a) and 3.2(b) (Corporate and Governmental Authorization), 3.4(a) (Capitalization and Subsidiaries), 3.17 (Financial Advisors), 4.1(a) and 4.1(b) (Corporate Status), 4.2(a) and 4.2(b) (Corporate and Governmental Authorization), 4.6 (Financial Advisors) and 4.9 (No Additional Representations; Inspection).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any governmental, legislative, judicial, administrative or regulatory authority, agency, commission, court, self-regulatory body, tribunal, arbitrator or other nongovernmental regulatory authority or any quasi-governmental authority (to the extent that the rules, regulations or orders of the organization or authority have the force of law) or entity or any instrumentality thereof, including any Tax Authority, whether United States federal, state, provincial, local, municipal or non-U.S. or international.

“Governmental Order” means any order, writ, judgment, award, ruling, injunction, decree, stipulation or consent decree entered by or with any Governmental Authority.

“Guarantors” means Madison Dearborn Capital Partners VII-A, L.P., Madison Dearborn Capital Partners VII-C, L.P., and Madison Dearborn Capital Partners VII Executive-A, L.P.

“Hazardous Materials” means any pollutant, chemical, substance, waste, or material which is regulated or defined by, or for which standards of conduct or liability may be imposed pursuant to, Environmental Law.

“Holdco Contribution” has the meaning set forth in Section 2.1(c).

“Improvements” has the meaning set forth in Section 3.11(a).

“Inactive Employees” has the meaning set forth in Section 5.6(b).

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by any note, bond, debenture or other debt security or similar instrument or any loan or credit agreement, (c) all obligations in respect of letters of credit and bankers’ acceptances and surety, performance and similar bonds issued for the account of such Person, in each case, to the extent drawn or called, (d) all Indebtedness of others of the type described in clauses (a) - (c) above secured by an Encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (e) all obligations of such Person under leases required by GAAP to be capitalized, (f) all deferred rent or obligations for deferred lease inducements (if any), (g) all obligations of such Person for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise regardless of how structured (including earnouts and seller notes) (other than trade payables incurred in the ordinary course of business) (provided that, for the purpose of determining Purchase Price, Estimated Purchase Price and Final Purchase Price, with respect to the Company and the Company Subsidiaries, the amount of Indebtedness described by this clause (g) with respect to deferred purchase price pursuant to those Contracts listed on Schedule IX shall be deemed to equal $38,001,000, as increased by the amount of any accretion in the net present value of the underlying liabilities due to the passage of time between signing and closing and as decreased by the amount of any payments in respect of the underlying liabilities between signing and closing); (h) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (i) all obligations of such Person (determined on the basis of actual, not notional, obligations) with respect to interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements, or other interest or exchange rate hedging agreements or arrangements, (j) all obligations for unfunded liabilities relating to any long-term defined benefit or defined contribution pension plan or similar pension arrangements and all obligations arising from or under, or otherwise in respect of, any long-term deferred compensation arrangements or severance obligations as set forth in Section 5.6(g)(i)(2) (including any unpaid employer portion of any employment or payroll taxes thereto, but for the avoidance of doubt excluding (i) any Liability or expense in respect of any equity-based awards under the Seller Long-Term Incentive Plan or (ii) any accruals in respect of unpaid bonuses), (k) all guaranties of such Person in connection with any of the foregoing, (l) any unpaid income Taxes of any of the Company or any of the Company Subsidiaries with respect to any Pre-Closing Tax Period (which shall not be an amount less than zero and shall not take into account any offsets or reductions with respect to any refunds of Tax; provided that any overpayment of Tax available to credit against unpaid income Taxes for such period shall be taken into account to reduce such Taxes); (m) any Completed Year Annual Bonus amounts included in Indebtedness pursuant to Section 5.6(c); and (n) all fees, accrued and unpaid interest, premiums or penalties related to any of the foregoing. For the avoidance of doubt, Indebtedness shall not include any amount to the extent included in the calculation of Closing Working Capital or Transaction Expenses. Neither the Debt Financing nor the Direct Set-Up Expenses shall be included in the “Indebtedness” of the Company and the Company Subsidiaries.

“Indemnified Party” has the meaning set forth in Section 9.5(a).

“Indemnified Taxes” means (a) all Taxes (or the non payment thereof) of the Company or any of the Company Subsidiaries for all Pre-Closing Tax Periods; (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of the Company Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; (c) any and all Taxes of any Person imposed on the Company or any of the Company Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation as the result of transactions or events occurring prior to the Closing; (d) any Taxes arising from or in connection with any breach or default in performance or non-performance by AFSI of any of the covenants set forth in Section 2.1(b), 5.1(e) or ARTICLE VI; (e) any Taxes arising from or in connection with any inaccuracy in or breach of, or failure to be true, of the representations set forth in Section 3.8(d)(i), (ii), (iii), (iv) or (v); (f) any Taxes of the Excluded Businesses and (g) any Taxes of the Company or any of the Company Subsidiaries in any Post-Closing Tax Period arising from any Deferred Income; in each of the cases of clauses (a) - (g), other than any Transaction Taxes for which the Parties are responsible pursuant to Section 6.3 or any amounts included as Direct Set-Up Expenses.

“Indemnifying Party” has the meaning set forth in Section 9.5(a).

“Indemnitee” means any Indemnified Party.

“Indemnity Threshold” has the meaning set forth in Section 9.4(a).

“Independent Accountant” means a partner in the New York office of Ernst & Young or, if no partner at such firm is willing or able to serve in such capacity, a partner in the New York office of another nationally recognized independent registered public accounting firm appointed by mutual agreement of the Investor and Seller.

“Intellectual Property” means any of the following: United States or foreign (a) patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names and all other indicia of origin (whether registered or unregistered), including all applications and registrations for the foregoing and all goodwill associated with the foregoing (collectively, “Marks”); (c) copyrights (whether registered or unregistered), including copyrights in Software and all applications for registration and registrations for the foregoing (collectively, “Copyrights”); (d) internet domain names (“Domain Names”); and (e) trade secrets and proprietary information, including rights in unpatented inventions, invention disclosures, know-how, methods, processes, customer lists, data and databases, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons (collectively, “Trade Secrets”).

“Interest Rate” means the average of the daily “prime rate” (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period.

“Investor” has the meaning set forth in the Preamble.

“Investor Cash Contribution” has the meaning set forth in Section 2.1(c).

“Investor Disclosure Letter” means the letter, dated as of the date hereof, delivered by the Investor to the Seller prior to the execution of this Agreement and identified as the Investor Disclosure Letter.

“Investor Equity Interests” has the meaning set forth in the Recitals.

“Investor Indemnitee” has the meaning set forth in Section 9.2.

“Investor Information” has the meaning set forth in Section 5.5(c).

“Investor Represented Parties” has the meaning set forth in Section 11.12(c).

“IP License Agreement” has the meaning set forth in the Recitals.

“IRS” means the Internal Revenue Service.

“Knowledge of the Investor” means the actual knowledge of the Persons specified in Section 1.1(a) of the Investor Disclosure Letter.

“Knowledge of the Seller” means the actual knowledge of the Persons specified in Section 1.1(a) of the Seller Disclosure Letter.

“Leased Real Property” has the meaning set forth in Section 3.11(b).

“Lenders” has the meaning set forth in Section 4.4(a).

“Liabilities” means any and all liabilities, commitments, duties and obligations, of whatever kind or nature, primary or secondary, direct or indirect, whether accrued or fixed (and whether or not required to be accrued on a balance sheet under GAAP), known or unknown, asserted or unasserted, absolute or contingent, matured or inchoate, determined or determinable, liquidated or unliquidated, incurred or consequential and whether due or to become due and regardless of when asserted or by whom, including, but not limited to, those arising under any Applicable Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment, or undertaking or any tort liability.

“Limited Guarantee” has the meaning set forth in Section 4.4(c).

“Litigation” means any judicial, administrative or arbitral action, written claim, audit, investigation, examination, litigation, suit, arbitration proceeding (public or private), mediation administrative or regulatory proceeding, summons or subpoena, in law or in equity.

“LLC Agreement” has the meaning set forth in the Recitals.

“Losses” means any and all damages, judgments, awards, liabilities, losses, claims or obligations of any kind or nature, fines and costs and expenses, whether or not arising out of third party claims (including Taxes, interest, penalties and reasonable fees and expenses of attorneys, auditors, consultants and other professional advisors); provided, however, that Losses hereunder shall not include any consequential, special, incidental, loss of business reputation, punitive or exemplary damages (other than such damages awarded by a court of competent jurisdiction to any third party against an Indemnified Party).

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout which (a) the Investor has been provided the Required Bank Information and the Company shall have delivered the authorization letter contemplated by Section 5.11(a)(v) and (b) all conditions set forth in Section 7.1 and Section 7.3 have been (and remain) satisfied or waived (not including conditions which, by their nature, can only be satisfied at Closing); provided that (i) each of November 22, 2017 and November 24, 2017 shall not be considered a Business Day for the purposes of the Marketing Period, (ii) the Marketing Period shall either end on or prior to December 22, 2017, or, if the Marketing Period has not ended on or prior to (x) December 22, 2017, then the Marketing Period shall commence no earlier than January 2, 2018 or (y) August 20, 2018, then such Marketing Period shall not commence prior to September 4, 2018 and (iii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) consecutive Business Day period, (A) any auditor shall have withdrawn its respective audit opinion with respect to any year end audited financial statements set forth in the Required Bank Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to the financial statements of the Tecmo Business for the applicable periods by such auditor or another independent public accounting firm of recognized national standing or (B) the Company shall have announced, or the board of directors of the Company shall have determined, that a restatement of any material financial information included in the Required Bank Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Bank Information has been amended to reflect such restatement or the Company has determined that no restatement shall be required; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is funded to the Company. If the Seller reasonably believes (in good faith) that the Marketing Period has commenced, it may deliver to the Investor a written notice to that effect (stating when it believes such period commenced), in which case, the “Marketing Period” shall be deemed to have commenced on the date specified in such notice, unless the Investor reasonably believes (in good faith) that the Marketing Period has not commenced and within two (2) Business Days after the delivery of such notice by the Seller, the Investor delivers a written notice to the Seller to that effect (stating with specificity why the Marketing Period has not commenced).

“Marks” has the meaning set forth in the definition of Intellectual Property.

“Material Adverse Effect” means any change, event, circumstance or condition that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse change in, or effect on, the assets, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) prevents or materially impairs, delays or affects the ability of AFSI or its Subsidiaries to consummate the transactions contemplated by this Agreement; provided that, solely with respect to clause (a) above, any such change or effect resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Material Adverse Effect has occurred: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change in the industry in which any Company Subsidiary operates, including increases in operating costs, (iii) any change in Applicable Law or GAAP or other accounting principles, or the enforcement or a third party’s interpretation thereof, applicable to the business and operations of the Company Subsidiaries as conducted as of the date hereof and at any time between the date hereof and the Closing, (iv) hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, in jurisdictions in which any Company Subsidiary as of the date hereof and at any time between the date hereof and the Closing operates, (v) any change resulting from the announcement or pendency of, or the taking of any action contemplated by, this Agreement or the Ancillary Agreements, including by reason of the identity of, or facts and circumstances specifically relating to, the Investor, including any actions by customers, suppliers, personnel or Governmental Authorities, (vi) any action taken by the Investor and any of its Affiliates, agents or representatives, (vii) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event, or the effects thereof, (viii) any actions required to be taken or required to be omitted pursuant to this Agreement or the Ancillary Agreements or taken with the Investor’s prior written consent or not taken because the Investor unreasonably withheld, delayed or conditioned its consent, (ix) the Excluded Businesses or Excluded Liabilities (in either case, except to the extent it affects or would reasonably be expected to affect the Tecmo Business), (x) the failure, in and of itself, of the Company or any Company Subsidiary to achieve any financial projections or forecasts (it being understood that the facts or occurrences giving rise to, causing or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect) or (xi) any change or development in the business, financial condition, results of operations or credit, financial strength or other ratings of AFSI or any Non-Company Affiliate, except that with respect to clauses (i)-(iv) and (vii), such matter will only be excluded from consideration solely to the extent it does not disproportionately affect the Company or any of the Company Subsidiaries as compared to similarly situated businesses operating in the industries in which the Company or any of the Company Subsidiaries operate as of the date hereof or as of and at any time between the date hereof and the Closing.

“Material Contracts” has the meaning set forth in Section 3.13(b).

“Name Change Approval” means any regulatory or other government approval required to be obtained by the Company or any of the Company Subsidiaries to permit the Company or any of the Company Subsidiaries to cease use of Seller Designations as contemplated in Section 5.17.

“New Financing Commitment” has the meaning set forth in Section 5.10(b).

“Non-Company Affiliate” means any controlled Affiliate of AFSI, other than the Company or any Company Subsidiary.

“Obligors” has the meaning set forth in Section 5.26.

“Obligor Agreement” has the meaning set forth in Section 5.26.

“Open-Source Software” means any Software that is licensed pursuant to any license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (including all versions of the GNU General Public License, GNU Lesser General Public License, GNU Affero GPL, and Eclipse Public License) or any license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership and partnership agreement in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Other Bidders” has the meaning set forth in Section 5.19.

“Owned Intellectual Property” has the meaning set forth in Section 3.12(a).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by AFSI or its Affiliates.

“Owned Software” means the Software owned or purported to be owned by the Company or any Company Subsidiary.

“Parties” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Payoff Letters” has the meaning set forth in Section 5.11(b).

“Payor” has the meaning set forth in Section 6.7(b).

“Pending Related Party Agreements” has the meaning set forth in Section 5.2(b).

“Permit” means any permit, license, approval, consent, registration, variance, certification, endorsement, qualification, accreditation or other authorizations granted by or obtained from any Governmental Authority pursuant to Applicable Law.

“Permitted Encumbrances” means (a) any restriction on transfer arising under the Securities Act, other applicable securities laws or applicable state insurance laws with respect to net asset or statutory deposit with a Governmental Authority as required under Applicable Law for service contracts and warranty issuers; (b) liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Seller (or any of its controlled Affiliates) or the Company and for which appropriate reserves have been established in accordance with GAAP; (c) mechanics’, construction, carriers’, workers’, repairers’ and similar statutory liens imposed by law arising or incurred in the ordinary course of business for amounts which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (d) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Leased Real Property which are not violated by the current condition, use and operation of the Leased Real Property; (e) covenants, conditions, restrictions, reservations, limitations, exemptions, rights-of-way, easements and other similar matters of record affecting title to the Leased Real Property which do not individually or in the aggregate (i) materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used or (ii) materially affect the value of the Leased Real Property; (f) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Applicable Laws; (g) liens securing rental payments under capital lease arrangements arising or incurred in the ordinary course of business for amounts which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; and (h) liens of lessors arising under lease agreements arrangements incurred in the ordinary course of business for amounts which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personally Identifiable Information” means information that can be used to distinguish or trace an individual’s identity, either alone or when combined with other personal or identifying information that is linked or linkable to a specific individual, such as names, account numbers, credit card numbers, financial or Tax information, and social security numbers.

“Proposed Allocation” has the meaning set forth in Section 6.8(b).

“Policies” has the meaning set forth in Section 3.15.

“Post-Closing Covenant” has the meaning set forth in Section 9.1.

“Pre-Closing Covenant” has the meaning set forth in Section 9.1.

“Pre-Closing Returns” has the meaning set forth in Section 6.1(a).

“Pre-Closing Steps” has the meaning set forth in Section 2.1(b).

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.

“Purchase Price” means an amount equal to (i) Enterprise Value, plus (B) the amount, if any, by which Closing Working Capital exceeds Target Working Capital, minus (C) the amount, if any, by which Target Working Capital exceeds Closing Working Capital, minus (D) the amount of Indebtedness of the Company and any Company Subsidiary outstanding as of the Closing, plus (E) Closing Cash, minus (F) Transaction Expenses minus (G) the Contributed Value.

“Purchase Price Schedule” means Section 2.1 of the Seller Disclosure Letter.

“Purchased Agency Interests” has the meaning set forth in Section 2.1(g).

“Purchased Interests” has the meaning set forth in Section 2.1(g).

“Purchased Warranty Interests” has the meaning set forth in Section 2.1(g).

“Qualifying Loss” means any individual indemnifiable Loss in excess of $250,000; provided that for purposes of any indemnification under Section 9.2(a) in respect of any inaccuracy in or breach of, or failure to be true, of Section 3.10(b), “Qualifying Loss” means any individual indemnifiable Loss in excess of $500,000.

“Real Property Leases” has the meaning set forth in Section 3.11(b).

“Registered IP” has the meaning set forth in Section 3.12(a).

“Related Party” means (a) any former, current and future direct or indirect equityholder, controlling Person, officer, director, manager, employee, agent, general or limited partner, stockholder, member, Affiliate, source of financing (including lenders) or assignee, and each of their respective successors and assigns, of any of the Investor, AFSI, the Company or any Company Subsidiary, the Lenders or the Equity Investors; (b) any individual related by blood, marriage or adoption to any such Person in clause (a); or (c) any entity in which any such Person in clause (a) or clause (b) owns any beneficial interest.

“Related Party Agreement” has the meaning set forth in Section 3.18.

“Required Amounts” has the meaning set forth in Section 4.4(b).

“Required Bank Information” means: (a) (A) the audited combined statements of operations, shareholders’ equity and cash flows of the Tecmo Business for the three (3) most recently completed fiscal years and the related audited combined balance sheets as of the end of the two (2) most recently completed fiscal years, in each case ended at least ninety (90) calendar days before the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period, that the Closing Date would occur at the end of such Marketing Period without giving effect to the operation of the second proviso in the first sentence of Section 2.2(b)) and (B) an unaudited combined balance sheet as of the most recently completed quarterly period (other than the fourth fiscal quarter of the Tecmo Business’s fiscal year) and related statements of operations, shareholders’ equity and cash flows of the Tecmo Business for the period from the date of the latest audited consolidated balance sheet of the Tecmo Business to the most recently completed quarterly period (together with the comparable interim period in the prior fiscal year for any interim financial information provided hereunder) ended at least 45 calendar days prior to the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period without giving effect to the operation of the second proviso in the first sentence of Section 2.2(b)); and (b) such historical financial information regarding the Tecmo Business as is necessary to enable the Investor to prepare pro forma financial statements, which need not be prepared in compliance with Regulation S-X, giving effect to the transactions contemplated by this Agreement and the related financing transaction of the type and for the periods customarily included in a confidential information memorandum or offering memorandum for secured revolving and term loan financing or the arrangement, marketing, syndication of loans contemplated by the Financing; provided, however, that none of the following shall be considered Required Bank Information and the Seller shall have no obligation to provide any such information: (x) any post-Closing or pro forma cost savings, capitalization and other post-Closing adjustments (and the assumptions relating thereto) desired by the Investor to be reflected in such pro forma data, (y) any projections or any information in connection with the potential purchase price accounting treatment of the transactions contemplated by this Agreement, or (z) any audited, unaudited or other financial statements other than the financial statements listed in clause (a) of this definition.

“Resolution Period” has the meaning set forth in Section 2.2(d).

“Sale Notice” has the meaning set forth in Section 5.23.

“Sale or Lease Properties” means the Owned Real Property located at (a) 360 Market Place, Roswell, GA 30075; (b) 6610, 6620, 6630 Sierra College Blvd., Rocklin, CA 95677; and (c) 10909 McCormick Rd., Hunt Valley, MD 21031.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Preamble.

“Seller 401(k) Plan” has the meaning set forth in Section 5.6(h).

“Seller Current Representation” has the meaning set forth in Section 11.12(a).

“Seller Designated Person” has the meaning set forth in Section 11.12(a).

“Seller Designations” has the meaning set forth in Section 5.17(a).

“Seller Disclosure Letter” means the letter, dated as of the date hereof, delivered by the Seller to the Investor prior to the execution of this Agreement and identified as the Seller Disclosure Letter.

“Seller Flexible Spending Account Plan” has the meaning set forth in Section 5.6(h).

“Seller Guarantee” has the meaning set forth in Section 5.15.

“Seller Indemnitees” has the meaning set forth in Section 9.3.

“Seller Information” has the meaning set forth in Section 5.5(b).

“Seller Long-Term Incentive Plan” means the AmTrust Financial Services, Inc. 2010 Omnibus Incentive Plan, as amended, restated and modified as of the date hereof.

“Seller Post-Closing Representation” has the meaning set forth in Section 11.12(a).

“Seller Returns” has the meaning set forth in Section 6.1(a).

“Significant Customer” has the meaning set forth in Section 3.19.

“Significant Vendor” has the meaning set forth in Section 3.19.

“Software” means all: (i) computer software, including application software, system software, firmware, implementations of algorithms, models, analytic or insurance models, rules and rules engines, and methodologies, whether in source code or object code versions, in any and all forms and media, (ii) databases and compilations, whether machine readable or otherwise, and (iii) user interfaces, report formats, firmware and development tools.

“Specified Agreements” has the meaning ascribed thereto in the Seller Disclosure Letter.

“Specified Reserve Balances” has the meaning set forth in Section 5.25.

“Straddle Period” means, as the context requires, any Tax period, other than an Excluded Canadian Tax Period, with respect to the Company that begins on or before but ends after the Closing Date.

“Straddle Return” has the meaning set forth in Section 6.1(a).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing more than fifty percent or more of such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Target Working Capital” means an amount of target working capital determined pursuant to and in accordance with Section 2.2(i), in each case determined in accordance the Applicable Accounting Principles.

“Tax” or “Taxes” means all taxes of any kind whatsoever (whether payable directly, as a transferee or by withholding), including franchise, income, gross receipts, personal property, real property, ad valorem, value added, sales, use, goods and services, harmonized sales, documentary, stamp, excise, escheat, abandoned or unclaimed property, intangible personal property, estimated, payroll, employment, unemployment, social security, capital stock, customs, duties, employment insurance, wages, payroll, pension (including Canada Pension Plan and Quebec Pension Plan), withholding or other taxes, together with any interest and penalties, additions to tax or additional amounts with respect thereto imposed by any Tax Authority.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Authority” means any Governmental Authority, including social security administrators, or any agent thereof (third party or otherwise), legally authorized to assess, levy or otherwise collect, litigate or administer Taxes.

“Tax Contest” has the meaning set forth in Section 6.2.

“Tax Return” means any report, return, document, declaration, payee statement or other information or filing, whether required to be prepared for or supplied, or actually supplied, to any Tax Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Tax True-Up Amount” has the meaning set forth in Section 6.7(b).

“Tecmo Business” means the business, activities and operations of AFSI and its Subsidiaries (including the performance thereof by the Business Employees) of (a) acting as a managing general agent for the distribution, underwriting and procurement of property and casualty insurance on behalf of certain Non-Company Affiliates and other insurance carriers and (b) designing, developing, marketing and acting as a third party administrator for programs for service contracts, warranties and replacement plans (but not directly providing insurance coverage for such plans or programs), in each case solely to the extent that such business, activities and operations constitute business, activities and operations reflected in the Financial Statements; provided that, for the avoidance of doubt, the “Tecmo Business” will not include any business, activities or operations existing as of the date hereof or as of the Closing that is operated by AFSI or its Subsidiaries and that is not reflected in the Financial Statements.

“Tecmo Companies” means the direct or indirect Subsidiaries of AFSI listed on Schedule I.

“Termination Fee” has the meaning set forth in Section 10.2(b).

“Termination Interest and Expenses Amount” has the meaning set forth in Section 10.2(b).

“Third Party Claim” has the meaning set forth in Section 9.5(b).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trademark License Agreement” has the meaning set forth in the Recitals.

“Transaction Expenses” means all expenses (other than the Debt Financing Expenses, Direct Set-Up Expenses and, for the avoidance of doubt, the portion of the Transaction Taxes for which the Investor is liable pursuant to Section 6.3) of AFSI or any of its Affiliates (including the Company and the Company Subsidiaries) incurred in connection with the preparation, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including any amounts required to be paid to third parties in connection with obtaining consents necessary to separate the Tecmo Business from AFSI and the Non-Company Affiliates and to implement the Pre-Closing Steps) that have not been paid as of the Closing and for which the Company or any Company Subsidiary is or will be liable.

“Transaction Representations and Warranties” means the representations and warranties expressly set forth in ARTICLE III (including the portions of the Seller Disclosure Letter that are necessary to complete an applicable representation (i.e., representations affirmatively requiring disclosure of information in the Seller Disclosure Letter)), the Ancillary Agreements or in the certificate delivered by the Seller pursuant to Section 7.3(b) (but only to the extent relating to the matters described in Section 7.3(a)) or any Ancillary Agreement.

“Transaction Tax Deductions” means items of loss or deduction for U.S. federal (and any applicable state or local) or foreign income Tax purposes resulting from or attributable to (a) the repayment of Indebtedness at the Closing or as contemplated by this Agreement, including any prepayment penalties and deductions for unamortized debt issuance costs, (b) the Transaction Expenses, (c), to the extent not included in (b), any portion of the Purchase Price that is paid to a service provider in the nature of compensation or for services, (d) any Deferred Deductions and (e) the reimbursement by any of the Company Subsidiaries, to the extent of the cancellation reserves identified in 5.a-5.e of the Purchase Price Schedule, due to the cancellation of any extended service plans for automotive programs, consumer product programs and other extended service plans entered into on or prior to the Closing Date.

“Transaction Taxes” has the meaning set forth in Section 6.3.

“Transferred Employees” has the meaning set forth in Section 5.6(b).

“Transition Services Agreement” has the meaning set forth in the Recitals.

“Transitional Domain Names” has the meaning set forth in Section 5.17(a).

“Treasury Regulations” means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, in effect as of the date hereof.

“Unaudited Financial Statements” has the meaning set forth in Section 3.5(a).

“Unresolved Items” has the meaning set forth in Section 2.2(e).

“Voting Debt” has the meaning set forth in Section 3.4(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“WarrantyCo Bidco” means a corporation to be formed by the Company between the date hereof and the Closing Date as a direct, wholly owned subsidiary of WarrantyCo Borrower.

“WarrantyCo Borrower” means a corporation to be formed by the Company between the date hereof and the Closing Date as a direct, wholly owned subsidiary of WarrantyCo Midco.

“WarrantyCo Debt Proceeds” has the meaning set forth in Section 2.1(f).

“Warranty Companies” means the Tecmo Companies that conduct the warranty business of the Tecmo Business, as mutually determined and agreed in good faith between the date hereof and the Closing by Seller and the Investor.

“WarrantyCo Midco” means a corporation to be formed by the Company between the date hereof and the Closing Date as a direct, wholly owned subsidiary of WarrantyCo Parent.

“WarrantyCo Parent” means a corporation to be formed by the Company between the date hereof and the Closing Date as its direct, wholly owned subsidiary.

“Wind-Down Period” has the meaning set forth in Section 5.17(a).

“Working Capital” means an amount of working capital determined pursuant to and in accordance with Section 2.2(i), in each case determined in accordance the Applicable Accounting Principles.

1.2      Interpretation.

The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified. All Exhibits and Schedules, and the Seller Disclosure Letter and the Investor Disclosure Letter annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit, the Seller Disclosure Letter or the Investor Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract, unless otherwise specified, are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References to “$” mean, and all payments required to be made under this Agreement shall be required to be made in, U.S. dollars. All references to materials being “made available” by the Seller means documents posted and accessible to the Investor and its legal counsel in the Data Room no less than two (2) Business Day prior to the date of this Agreement and remained so posted and accessible continuously through the Closing and two (2) Business Days thereafter.

ARTICLE II

PURCHASE AND SALE OF INVESTOR EQUITY INTERESTS

2.1      Pre-Closing Steps; Closing.

(a)      The closing of the contribution of Contributed Interest, the Investor Cash Contribution and the sale and purchase of the Purchased Interests (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. on the last Business Day of the month in which all of the conditions set forth in ARTICLE VII have been satisfied or waived (other than those conditions that by their terms may only be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time); provided, that if the Marketing Period has not ended prior to such last Business Day, the Closing will occur on the last Business Day of the month in which the Marketing Period ends if such day occurs prior to the End Date (and otherwise the Closing will occur on the last Business Day of the Marketing Period) unless otherwise agreed by the Parties in writing (electronic mail being sufficient); provided, further, that if the Marketing Period ends on one of the last three (3) Business Days of a month, then the Closing shall occur on the last Business Day of the succeeding month (so long as such date occurs before the End Date (and otherwise the Closing will occur on the last Business Day of the Marketing Period) unless otherwise agreed by the Parties in writing (electronic mail being sufficient); provided, further that in no event will the Closing Date be earlier than January 31, 2018 and in no event will Investor be required to Close after the End Date. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”.

(b)      At or prior to the Closing, AFSI shall, and shall cause its Affiliates to, cause the steps set forth in Schedule V to be completed, in accordance with Section 5.22, (the “Pre-Closing Steps”), as the same may be modified in accordance with Section 5.22. The implementation or completion of the Pre-Closing Steps pursuant to and in accordance with this Section 2.1(b) and Section 5.22 shall not, in and of itself, be deemed a breach or violation of any covenant contained in this Agreement. At or prior to the Closing, AFSI shall, and shall cause its Affiliates to, use commercially reasonable efforts to purchase the equity interests specified in Section 2.1(b) of the Seller Disclosure Letter. At or prior to the Closing, Seller shall terminate, cancel or otherwise settle (i) all agreements by and between the Company or one or more Company Subsidiaries, on the one hand, and Cord Holdings LLC, on the other hand, including the settlement of indebtedness provided for therein and the full satisfaction of all obligations related thereto, and (ii) any other loans or indebtedness between Seller and the Non-Company Affiliates, on the one hand, and the Company or one or more Company Subsidiaries, on the other hand (including such intercompany obligations that are similar in nature to the obligations identified in 2.a or 2.b of the Purchase Price Schedule (or interest thereon). For the avoidance of doubt, the preceding sentence shall not apply to intercompany balances related to ordinary course commercial agreements, arrangement or dealings between the Tecmo Companies, on the one hand, and AFSI or any Non-Company Affiliate, on the other hand (it being understood and agreed that such amounts should remain outstanding and treatment of such amounts will be subject to the Working Capital determination process described in Section 2.2(i)).

(c)      At the Closing, after completion of the Pre-Closing Steps and prior to the implementation of the steps set forth below in Subsection (d), and subject to the substantially simultaneous funding of the Debt Financing to AgencyCo Borrower and WarrantyCo Borrower, (i) AFSI shall contribute (or cause its Subsidiaries to contribute) to a wholly owned limited liability company Subsidiary of AFSI (“AmTrust Holdco”), equity interests in the Agency Companies and Warranty Companies, as selected by AFSI in its sole discretion and in consultation with Investor (the “Contributed Interests”), having an aggregate value (as determined by AFSI in the good faith exercise of its reasonable discretion and in consultation with Investor) equal to $201,764,705.88 (the “Contributed Value”), (ii) AmTrust Holdco shall contribute the Contributed Interests to the Company, and in exchange therefor the Company shall issue the AmTrust Equity Interests to AmTrust Holdco (the “Holdco Contribution”) and (iii) the Investor shall contribute cash in the amount of $210,000,000 the (“Cash Equity”) to the Company (the “Investor Cash Contribution”), and in exchange therefor the Company shall issue the Investor Equity Interests to the Investor.

(d)      At the Closing, immediately following completion of the steps described in the foregoing clause (c) the Company shall contribute (i) to AgencyCo Parent (A) the equity interests of the Agency Companies that were included in the Contributed Interests (the

“Contributed Agency Interests”) and (B) a portion of the Cash Equity (as determined by AFSI in the good faith exercise of its reasonable discretion and in consultation with Investor) (the “Contributed Agency Cash”), and (ii) to WarrantyCo Parent (A) the equity interests of the Warranty Companies that were included in the Contributed Interests (the “Contributed Warranty Interests”) and an amount in cash (“Contributed Warranty Cash”) equal to the Cash Equity minus the Contributed Agency Cash.

(e)      At the Closing, immediately following completion of the steps described in the foregoing clause (d), the Company shall cause (i) AgencyCo Parent to contribute to AgencyCo Midco, and AgencyCo Midco to contribute to Agency Borrower, the Contributed Agency Interests and the Contributed Agency Cash, and (ii) WarrantyCo Parent to contribute to WarrantyCo Midco, and WarrantyCo Midco to contribute to Warranty Borrower, the Contributed Warranty Interests and the Contributed Warranty Cash.

(f)      At the Closing, immediately following completion of the steps described in the forgoing clause (e), (i) AgencyCo Borrower and WarrantyCo Borrower will obtain the Debt Financing (it being understood and agreed that this Section 2.1(f) shall not be deemed to shift any responsibility with respect to obtaining the Debt Financing to AFSI, which responsibility is limited to the other applicable provisions of this Agreement including Section 5.11) (the amount of the Debt Financing funded to AgencyCo Borrower, the “AgencyCo Debt Proceeds” and the amount of the Debt Financing funded to WarrantyCo Borrower, the “WarrantyCo Debt Proceeds”). Investor shall determine, consistent with the implicit value of the Contributed Agency Interests and Contributed Warranty Interests and with AFSI’s reasonable consent in a good faith exercise of its reasonable discretion the portion of the Debt Financing funded to AgencyCo Borrower and the portion of the Debt Financing funded to WarrantyCo Borrower. AgencyCo Borrower shall contribute the AgencyCo Debt Proceeds and the Contributed Agency Cash to AgencyCo Bidco and WarrantyCo Borrower shall contribute the WarrantyCo Debt Proceeds and the Contributed Warranty Cash to WarrantyCo Bidco.

(g)      At the Closing, immediately following completion of the steps described in the forgoing clause (f), AFSI shall sell (or cause its applicable Subsidiaries to sell) the remaining equity interests of the Agency Companies owned by AFSI and its Subsidiaries (the “Purchased Agency Interests”) to AgencyCo Bidco and the remaining equity interests of the Warranty Companies owned by AFSI and its Subsidiaries (the “Purchased Warranty Interests” and, together with the Purchased Agency Interests, the “Purchased Interests”) to WarrantyCo Bidco, and in exchange therefor AgencyCo Bidco and WarrantyCo Bidco shall, in the aggregate, pay or cause to be paid to AFSI (and such Subsidiaries) by wire transfer of immediately available funds to one or more accounts designated by AFSI prior to the Closing Date, an amount equal to (i) the sum of $1,150,000,000 plus any additional amount determined pursuant to Section 5.23 (the “Enterprise Value”), plus (B) the amount, if any, by which Estimated Working Capital exceeds Target Working Capital, minus (C) the amount, if any, by which Target Working Capital exceeds Estimated Working Capital, minus (D) Estimated Indebtedness, plus (E) Estimated Closing Cash, minus (F) Estimated Transaction Expenses minus (G) the Contributed Value (such aggregate amount, the “Estimated Purchase Price”).

(h)      At the Closing, (i) the Seller shall deliver or cause to be delivered the items specified in Section 8.1 and (ii) the Investor shall deliver or cause to be delivered the items specified in Section 8.2.

2.2      Purchase Price Adjustment.

(a)      Estimated Closing Statement. At least three (3) (but no more than five (5)) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Investor a statement (the “Estimated Closing Statement”) consisting of (i) the Seller’s good faith estimate of each of (A) if the Seller and Investor have agreed on all elements of Working Capital prior to the Closing Date in accordance with Section 2.2(i), a consolidated balance sheet of the Company and the Company Subsidiaries as of the close of business on the day immediately preceding the Closing Date (excluding any Excluded Liabilities), (B) if the Seller and Investor have agreed on all elements of Working Capital prior to the Closing Date in accordance with Section 2.2(i), an estimated calculation in reasonable detail of the Working Capital of the Company and the Company Subsidiaries as of 11:59 p.m. on the day immediately preceding the Closing Date (“Estimated Working Capital”) derived from such balance sheet; provided that if the Seller and Investor have not agreed on all elements of Working Capital prior to the Closing Date in accordance with Section 2.2(i), then the difference between Estimated Working Capital and Target Working Capital shall be deemed to be zero, (C) the amount of Cash held by the Company and the Company Subsidiaries as of 11:59 p.m. on the day immediately preceding the Closing Date (“Estimated Closing Cash”), (D) the amount of Indebtedness of the Company and any Company Subsidiary outstanding as of the Closing (“Estimated Indebtedness”), (E) the amount of Transaction Expenses (“Estimated Transaction Expenses”) and (ii) a calculation of the Estimated Purchase Price based on the foregoing. The Estimated Closing Statement shall be prepared in accordance with the Applicable Accounting Principles. Following the delivery of the Estimated Closing Statement and prior to the Closing, the Seller shall make available to the Investor (and its representatives), during normal business hours and upon reasonable prior notice, such employees of the Seller and the Company Subsidiaries and all books, records and other information as any of the foregoing may reasonably request in order to review the Estimated Closing Statement and the calculations and estimates set forth therein. Prior to the Closing, the Seller shall consider any reasonable comments to the Estimated Closing Statement made by the Investor in good faith and, if the Seller agrees therewith, the Estimated Closing Statement shall be revised to address and take into account such comments agreed upon by the Seller and the Estimated Closing Statement, as so revised, shall control for purposes of determining the Estimated Purchase Price. For the avoidance of doubt, if the Investor and the Seller are not able to reach mutual agreement prior to the Closing Date, the Estimated Closing Statement provided by the Seller to the Investor shall be binding for purposes of this Section 2.2(a). From and after 11:59 P.M. on the day immediately prior to the Closing Date until the Closing, the Company and the Company Subsidiaries shall not pay or otherwise remit or distribute any Cash (other than (x) payments or distributions to other Company Subsidiaries and (y) payments to unaffiliated third party trade creditors or employees in the ordinary course of business (solely in respect of liabilities included in Estimated Working Capital, if all elements of Working Capital were agreed prior to the Closing Date in accordance with Section 2.2(i)) or Cash proceeds from the Debt Financing or the Investor Cash Contribution to any Person.

(b)      Closing Statement. Within one hundred and twenty (120) days following the Closing Date, the Investor shall prepare and deliver to the Seller a statement (the “Closing Statement”) consisting of (i) if the Seller and Investor have agreed on all elements of Working Capital prior to such date in accordance with Section 2.2(i), an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of the close of business on the day immediately preceding the Closing Date (excluding any Excluded Liabilities), (ii) a calculation in reasonable detail of the Purchase Price and each of the components set forth in the definition thereof (other than Working Capital, if the Seller and Investor have not agreed on all elements of Working Capital prior to such date in accordance with Section 2.2(i)) and (iii) a calculation of the amount, if any, payable pursuant to clauses (g) and (h) of this Section 2.2. The Closing Statement shall be prepared in accordance with the Applicable Accounting Principles.

(c)      Dispute Notice. The Closing Statement shall become final, binding and conclusive upon the Seller and the Investor on the forty-fifth (45th) day following delivery to the Seller of the Closing Statement, unless prior to such forty-fifth (45th) day the Seller delivers to the Investor a written notice (a “Dispute Notice”) stating that the Seller believes the Closing Statement contains mathematical errors or was not prepared in accordance with the Applicable Accounting Principles or the terms of this Agreement and specifying in reasonable detail each item that the Seller disputes (each, a “Disputed Item”), the amount in dispute for each Disputed Item and the reasons, documentation (if any) and calculations supporting the Seller’s positions with respect to each Disputed Item. The Seller shall not challenge the Closing Statement on any other basis, and the Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement delivered pursuant to Section 2.3(b).

(d)      Resolution Period. If the Seller delivers a Dispute Notice, then the Seller and the Investor shall seek in good faith to resolve the Disputed Items set forth in the Dispute Notice during the fifteen (15) day period beginning on the date the Investor receives the Dispute Notice (the “Resolution Period”). If the Seller and the Investor reach agreement with respect to any Disputed Items, the Investor shall revise the Closing Statement to reflect such agreement.

(e)      Independent Accountant. If the Investor and the Seller are unable to resolve all of the Disputed Items during the Resolution Period, then the Investor and the Seller shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant; provided that, if the Investor and the Seller are not able to agree upon an Independent Accountant within ten (10) days after the end of the Resolution Period, they shall request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm that has not had a material relationship with the Investor, the Seller or the Company or their respective Affiliates within the preceding two (2) years, and such appointment shall be final, binding and conclusive on the Investor and the Seller. The Independent Accountant shall act as an arbitrator to determine, based solely on presentations by the Investor and the Seller and not by independent review, only the Unresolved Items still in dispute and shall be limited to those adjustments, if any, required to be made for the Closing Statement to comply with the provisions of this Agreement. The Parties shall agree, promptly after the Independent Accountant has been appointed, on procedures governing the resolution of any dispute by the Independent Accountant; provided that, if the Parties fail to agree on such procedures, the dispute resolution procedures of the American Arbitration Association shall govern. The Investor and the Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 2.2 and the Applicable Accounting Principles, and in no event shall the Independent Accountant’s determination of the Unresolved Items be for an amount that is outside the range of the Investor’s and the Seller’s disagreement as reflected in the Dispute Notice. Each Party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers (subject to each Party and its representatives entering into any undertakings reasonably required by the other Party’s accountants in connection herewith) and other documents and information pertaining to the Unresolved Items as the Independent Accountant may reasonably request. The determination of the Independent Accountant shall be final, binding and conclusive upon the Investor and the Seller absent manifest error, and the Investor shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Independent Accountant shall be initially paid 50% by the Investor and 50% by the Seller but will ultimately be borne by the Investor and the Seller in the same proportion as the aggregate amount of the Unresolved Items that is unsuccessfully disputed by each (as determined by the Independent Accountant) bears to the total amount of the Unresolved Items submitted to the Independent Accountant. For example, if the Seller submits a Dispute Notice for $1,000, and if the Investor contests only $500 of the amount claimed by the Seller, and if the Independent Accountant ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Independent Accountant will be allocated 60% (i.e., 300/500) to the Investor and 40% (i.e., 200/500) to the Seller. The Purchase Price as finally adjusted pursuant to this Section 2.2 shall be the “Final Purchase Price”.

(f)      Access to Information. During the Resolution Period, at reasonable times during normal business hours so as not to unduly disrupt the business of the Seller, the Company or the Company Subsidiaries, each Party shall use its reasonable best efforts to provide promptly to the other Party all non-privileged information and reasonable access to employees as such other Party shall reasonably request in connection with review of the Estimated Closing Statement, the Closing Statement or the Dispute Notice, as the case may be, including all non-privileged work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to each Party and its representatives entering into any undertakings required by the other Party’s accountants in connection herewith), and shall otherwise cooperate in good faith with such other Party to arrive at a final determination of the Closing Statement.

(g)      Final Adjustment. Within two (2) Business Days after the Closing Statement is finalized pursuant to this Section 2.2:

(1)      if the Final Purchase Price exceeds the Estimated Purchase Price, the Company shall, or shall cause its Subsidiaries to, pay to the Seller an amount equal to such excess;

(2)      if the Estimated Purchase Price exceeds the Final Purchase Price, the Seller shall pay to the Company (or its designated Subsidiaries) an amount equal to such excess; and

(3)      if neither of clause (g)(1) or (g)(2) of this Section 2.2 apply, then neither Party shall be required to make any additional payment.

(h)      Method of Payment, Interest, etc. Any amount paid in respect of adjustments to the Purchase Price made pursuant to this Section 2.2 shall be (i) increased by interest on such amount, compounded daily, at the Interest Rate from the Closing Date to and including the date the Closing Statement is finalized pursuant to this Section 2.2 based on a 365-day year, (ii) made by wire transfer of immediately available funds to an account designated by the receiving Party and (iii) treated as an adjustment to the Purchase Price for Tax reporting purposes, except to the extent prohibited by Applicable Law. Corresponding adjustments shall be made by AFSI to the equity interests in the Warranty Companies and the Agency Companies contributed as part of the Contributed Interests.

(i)      Working Capital. Promptly following the date hereof, Seller and Investor shall cooperate in good faith to determine the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles in advance of the Closing. In the event that Seller and Investor, acting reasonably and in good faith, are unable to agree on the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles prior to the Closing, they shall continue to cooperate in good faith following the Closing to determine the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles. If the Seller and Investor, acting reasonably and in good faith, are unable to agree on the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles within 90 days following the Closing Date, then in lieu of the process described in Section 2.2(a) through Section 2.2(e), the Independent Accountant shall be engaged to determine the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles and to determine Closing Working Capital in accordance therewith and the provisions of Section 2.2(e) shall apply to such determination, mutatis mutandis, as if all components of Working Capital, Target Working Capital and the Applicable Accounting Principles were “Unresolved Items” under Section 2.2(e); provided that the determination of Working Capital and Target Working Capital shall be made in accordance with GAAP, as adjusted to reflect a balance sheet on a modified cash basis, and shall otherwise be based on customary working capital principles used in transactions of the nature contemplated by this Agreement; provided further that, if Working Capital is estimated for purposes of any payment under this Agreement (e.g., if Seller and Investor agree on Working Capital and Target Working Capital prior to Closing), then such amount shall be subject to a ‘true-up’ consistent with the provisions of Section 2.2 (as if the Seller and Investor have agreed on Working Capital prior to the Closing Date) and, for purposes of such ‘true-up’, Target Working Capital shall be increased by $25,000,000; provided further that, if Working Capital is not estimated for purposes of a payment under this Agreement (e.g., if Seller and Investor agree on Working Capital and Target Working Capital several weeks after Closing), then such amount shall not be subject to a ‘true-up’ and, for purposes of such payment, Target Working Capital shall be increased by $25,000,000; provided further that Working Capital and Target Working Capital shall exclude Cash and restricted Cash, Indebtedness, Transaction Expenses, Direct Set-Up Expenses, Debt Financing Expenses and liabilities identified in 4.a through 4.g or 5.a through 5.e of the Purchase Price Schedule. For the avoidance of doubt, if in connection with a ‘true-up’ described above, it is determined that the difference between Closing Working Capital and Target Working Capital is zero, then the Seller would be obligated to pay $25,000,000 to the Company.

2.3      Withholding.

Notwithstanding any other provision of this Agreement, the Investor and any other Person making a payment pursuant to this Agreement shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any Person the amounts required to be deducted and withheld with respect to the making of such payment under any applicable Law relating to Taxes; provided, however, that prior to making any such deduction or withholding (except for any such deduction or withholding attributable to any compensatory amounts or the failure of the Seller to deliver the certificate described in Section 7.3(c)), the applicable withholding agent shall provide notice to the affected recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would reduce or eliminate any such withholding tax. To the extent that amounts are so deducted or withheld and remitted to the applicable Tax Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AFSI

Except as set forth in the sections of the Seller Disclosure Letter corresponding to the respective sections or sub-sections of this ARTICLE III (or deemed disclosed thereon pursuant to the last sentence of Section 11.11), and except as disclosed in the AmTrust SEC Reports (other than (x) any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other disclosures that are predictive, cautionary or forward-looking in nature, and (y) any matters required to be disclosed for purposes of any Fundamental Representation or Section 3.9(a)), the Seller represents and warrants to the Investor, as of the date hereof and as of the Closing, as follows:

3.1      Corporate Status.

(a)      Each of the Seller, the Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, as applicable, validly existing and in good standing in its state of incorporation or formation and has all requisite corporate or other entity power and authority to carry on its business as now conducted.

(b)      The Company and each Company Subsidiary is duly qualified to do business as a foreign corporation or other entity and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Tecmo Business or materially impair or materially delay the ability of the Seller to consummate the transactions contemplated by this Agreement. The Seller has made available to the Investor true and complete copies of the Organizational Documents of the Company and each Company Subsidiary as in effect on the date hereof, and neither the Company nor any Company Subsidiary is in material default, breach or violation of, any provision of its Organizational Documents.

(c)      Section 3.1(c) of the Seller Disclosure Letter sets forth a true and complete list of each Company Subsidiary and, for each such Company Subsidiary, (a) its jurisdiction of organization, (b) as of the date hereof and as of immediately prior to the Closing, after giving effect to the Pre-Closing Steps, its outstanding equity (and the owners of such equity), and (ii) as of the date hereof, its officers, directors, and managers.

3.2      Corporate and Governmental Authorization.

(a)      Each of the Seller and the Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Seller or the Company is a party by such Party, the performance of such Party’s obligations hereunder and thereunder and the consummation by such Party of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of such Party, and no other corporate act or other proceeding on the part of such Party is necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements to which such Party is or will be a party or the consummation by such Party of the transactions contemplated hereby or thereby. The Seller and the Company have duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and each such Ancillary Agreement to which the Seller or the Company is a party when so executed and delivered will constitute, the legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Applicable Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b)      Each Affiliate of the Seller (including, for the avoidance of doubt, the Company Subsidiaries) that will be party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to execute and deliver all such Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Ancillary Agreements to which an Affiliate of the Seller will be party, the performance of such Affiliate’s obligations thereunder and the consummation by such Affiliate of the transactions contemplated thereby have been duly authorized by all requisite corporate or similar action of such Affiliate, and no other corporate or similar act or other proceeding on the part of such Affiliate is necessary to authorize the execution, delivery or performance of the Ancillary Agreements to which such Affiliate is or will be a party or the consummation by such Affiliate of the transactions contemplated thereby. Each Affiliate of the Seller that will be party to any Ancillary Agreement on the Closing Date will have duly executed and delivered the Ancillary Agreements to which it is a party. Each such Ancillary Agreement to which any Affiliate of the Seller will be a party when so executed and delivered will constitute, the legal, valid and binding obligation of such Affiliate of the Seller enforceable against such Affiliate of the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Applicable Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(c)       Except as set forth on Section 3.2(c) of the Seller Disclosure Letter, the execution and delivery of this Agreement and the Ancillary Agreements to which the Seller, the Company or Affiliate of the Seller that will be party to any Ancillary Agreement is or will be a party by such Person and the performance of its obligations hereunder and thereunder require no action or Consent by or in respect of, or filing with or notice to, any Governmental Authority, other than any actions, Consents or filings under Applicable Law the absence of which would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Tecmo Business, the Company and the Company Subsidiaries taken as a whole or the ability of AFSI or the Company to perform its obligations hereunder or thereunder.

3.3       Non-Contravention.

Except as set forth in Section 3.3 of the Seller Disclosure Letter, the authorization, execution and delivery of this Agreement and the Ancillary Agreements by the Seller and its Affiliates (including, for the avoidance of doubt, the Company and Company Subsidiaries) and the performance of their respective obligations hereunder (including, for the avoidance of doubt, the Pre-Closing Steps) and thereunder (with or without notice or lapse of time or both) do not (a) conflict with or breach any provision of the Organizational Documents of the Seller or its Affiliates, the Company or any Company Subsidiary, (b) assuming compliance with the matters referred to in Section 3.2(c), conflict with or breach any provision of any Applicable Law, except for such violations which would not reasonably be expected, individually or in the aggregate, to be material to the Tecmo Business, taken as a whole, or to prevent or materially impair or delay the ability of the Seller to perform its obligations under this Agreement or the Ancillary Agreements, (c) conflict with, or result in the breach or violation of, or constitute a default under, give rise to any obligation of the Company or of any Company Subsidiary to make any payment under, require any action by (including any authorization, consent, approval, waiver or exception) or notice to any Person under or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any benefit, right or obligation of the Company or any Company Subsidiary, or result in a loss of any benefit to which the Company or any Company Subsidiary is entitled, under any Material Contract or material Permit of the Company or any Company Subsidiary or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances, except, in the case of clause (c), as would not reasonably be expected, individually or in the aggregate, to have a material and adverse impact on the Tecmo Business or the Company or the Company Subsidiaries, taken as a whole.

3.4       Capitalization and Subsidiaries; Registration Rights; Voting Rights.

(a) All outstanding equity interests of the Company have been duly authorized and validly issued and are fully paid and, if applicable, non-assessable and were issued in compliance in all material respects with all applicable securities Laws and in compliance with all rights of first refusal, preemptive rights and similar rights. As of the date hereof, all of the issued and outstanding equity interests of the Company are held by AFSI. As of the Closing Date, the Investor Equity Interests will comprise 51% of the Company’s outstanding Equity Interests, and the AmTrust Equity Interests will comprise 49% of the Company’s outstanding Equity Interests, and each will be held free and clear of any Encumbrances, other than Encumbrances on transfer imposed under applicable securities laws and the LLC Agreement, after giving effect to the Pre-Closing Steps. All of the outstanding capital stock and other equity interests of the Company Subsidiaries have been duly authorized and validly issued in compliance in all material respects with all applicable securities Laws and all rights of first refusal, preemptive rights and similar rights and, to the extent the concept is relevant, are fully paid and non-assessable. As of the Closing, the Company shall own of record and beneficially, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each Company Subsidiary as set forth on Section 3.4(a) of the Seller Disclosure Letter, free and clear of any Encumbrances other than Encumbrances on transfer imposed under applicable securities laws or insurance laws and the LLC Agreement. Other than the Company and the Company Subsidiaries, or as set forth on Section 3.4(a) of the Seller Disclosure Letter, neither the Company nor any Company Subsidiary own of record or beneficially, directly or indirectly, any capital stock or other equity interests of any other Person. Except as set forth in the LLC Agreement or on Section 3.4(a) of the Seller Disclosure Letter, as of the Closing, (i) there shall not be issued or authorized for issuance any voting or equity interests in the Company or any Company Subsidiary, or any securities convertible into or exchangeable for voting or equity interests in the Company or any Company Subsidiary, (ii) there shall not be reserved for issuance any voting or equity interests in the Company or any Company Subsidiary, or any securities convertible into or exchangeable or exercisable for voting or equity interests in the Company or any Company Subsidiary, and (iii) there shall not have been repurchased or redeemed, or authorizations to repurchase or redeem, any voting or equity interests in the Company or any Company Subsidiary, or any securities convertible into or exchangeable or exercisable for voting or equity interests in the Company or any Company Subsidiary. No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equity holders of the Company or any Company Subsidiary may vote (“Voting Debt”) are issued and outstanding. Except as specifically provided by this Agreement and the LLC Agreement, including in connection with the Pre-Closing Steps, the Company does not have, and no Company Subsidiary has, and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, Contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character, in any such case, calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any voting or equity interests in the Company or any Company Subsidiary or Voting Debt, or securities or rights convertible into or exchangeable therefor, or any securities representing the right to purchase or redeem or otherwise receive any voting or equity interests in the Company or any Company Subsidiary (including any rights plan or agreement). There are no outstanding or authorized phantom stock, profit participation or similar rights or equity-linked awards with respect to the capital stock or equity interests of, or other equity or voting interests in, the Company or any Company Subsidiaries to which the Company or any Company Subsidiary is a party or bound, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon the Closing, the Investor will have good and valid title to all of the Investor Equity Interest, free and clear of all Encumbrances other than restrictions on transfer arising under applicable securities laws and the LLC Agreements.

(b)       Except as provided in the LLC Agreement, the Organizational Documents of the Company and the Company Subsidiaries and pursuant to the Debt Financing, (i) the Company has not, nor has any Company Subsidiary, granted any right that remains in effect as of the Closing Date or agreed to grant any right that will be effective at any time on or after the Closing Date, to require registration under the Securities Act, or under any applicable state securities or blue sky laws, of any of the Company’s or the Company Subsidiaries’ presently outstanding securities or any of its securities that may be issued subsequently, and (ii) none of the Seller, its Affiliates, the Company or any of the Company Subsidiaries is bound by any agreement with respect to any voting or equity securities of the Company or the Company Subsidiaries.

3.5       Financial Statements.

(a)       Attached as Section 3.5(a)(i) of the Seller Disclosure Letter are true, correct and complete copies of (i) audited combined financial statements of the Tecmo Business as of December 31, 2015 and December 31, 2016 and for the years ended December 31, 2014, December 31, 2015 and December 31, 2016, together with the report of KPMG LLP thereon (collectively, the “Audited Financial Statements”) and (ii) unaudited combined financial statements of the Tecmo Business as of June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and June 30, 2016 (the “Unaudited Financial Statements”), including in the case of each of clauses (i) and (ii) a balance sheet and statements of income, comprehensive income, equity and cash flows (the Audited Financial Statements and the Unaudited Financial Statements, collectively, the “Financial Statements”). The Financial Statements (A) have been prepared in accordance with GAAP applied on a consistent basis (except as set forth in the notes thereto), (B) present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Tecmo Business at and for the respective periods indicated (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and absence of full footnote disclosures, none of which are material to the Tecmo Business (taken as a whole) and all of which are consistent with those in the Audited Financial Statements), and (C) have been derived from and accurately reflect in all material respects the accounting records of the Tecmo Business; provided, however, that the Financial Statements shall be qualified by the fact that the Tecmo Business was not operated as a separate “stand-alone” entity within AFSI.

(b)       The Seller and its Subsidiaries have, with respect to the Tecmo Business, devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items and (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization.

(c)       Except (a) as and to the extent specifically disclosed, set forth or reflected or reserved against in the most recent balance sheet in the Unaudited Financial Statements or otherwise reflected in Closing Working Capital or Closing Indebtedness, (b) for Liabilities incurred or permitted to be incurred pursuant to this Agreement, (c) for Liabilities incurred after December 31, 2016 in the ordinary course of business, (d) for Liabilities set forth in Section 3.5(c) of the Seller Disclosure Letter, or (e) for Excluded Liabilities, the Tecmo Business is not subject to any Liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Tecmo Business, other than Liabilities which would not, in the aggregate, reasonably be expected to be material to the Tecmo Business, taken as a whole. Notwithstanding anything contained in this Section 3.5(c), no representation or warranty shall be deemed to be made in this Section 3.5(c) in respect of any Liability the subject matter of which is specifically covered by Sections 3.7, 3.8, 3.11, 3.12, or 3.14.

(d)       The Company has not engaged in any material activity or business other than acquiring and holding equity interests, directly or indirectly, of the Company Subsidiaries and activities incidental thereto.

3.6       Litigation.

Except as set forth in Section 3.6 of the Seller Disclosure Letter, as of the date hereof, there is no (a) Litigation pending, or, to the Knowledge of the Seller, threatened in writing against the Company or any Company Subsidiary or in respect of the Tecmo Business relating to or involving the Tecmo Business (other than Litigation arising in the ordinary course of business from insurance policy or service contract claims, in each case entered into in the ordinary course of business) that has or would reasonably be expected to (i) result in Losses by the Company or any Company Subsidiary, the Tecmo Business or their assets or properties in excess of $1,000,000 individually or (ii) have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement or to perform under each of the Ancillary Agreements, (b) settlement agreement or similar written agreement with any Governmental Authority under which any monetary obligation of the Tecmo Business, the Company or any Company Subsidiary is outstanding in excess of $1,000,000 individually or that enjoins or seeks to enjoin any activity by the Tecmo Business, the Company or any Company Subsidiary or (c) orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority under which any monetary obligation of the Tecmo Business, the Company or any Company Subsidiary in excess of $1,000,000 individually is outstanding or that enjoins or seeks to enjoin any activity by the Tecmo Business, the Company or any Company Subsidiary that has or would reasonably be expected to result in Losses by the Tecmo Business, the Company or any Company Subsidiary in excess of $1,000,000 individually. This Section 3.6 shall not apply to (x) any investigation or examination with respect to violation of Applicable Law to the extent such investigations and examinations, which are governed by Section 3.14(a), or (y) Litigation pertaining to Permits, which is governed by Section 3.14(b).

3.7       Employee Benefits and Labor.

(a)       Section 3.7(a)(i) of the Seller Disclosure Letter lists (by country), each material Business Benefit Plan and separately designates each such plan that is a Company Benefit Plan. For purposes of this Agreement, “Business Benefit Plan” means each Benefit Plan that the Seller or any of its controlled Affiliates maintains or contributes to, or is required to maintain or contribute to for the benefit of any Business Employee and any of their beneficiaries and dependents, other than any Benefit Plan first established following the date hereof in order to comply with the requirements of Section 5.6; and “Company Benefit Plan” means each Business Benefit Plan that is maintained or contributed to solely by the Company or any Company Subsidiary or that is solely for the benefit of Business Employees or with respect to which the Company or any Company Subsidiary will have Liability following the Closing. Seller has made available to Investor, to the extent applicable, copies of all current written plan documents

(and all amendments thereto) comprising each Business Benefit Plan, the most recent summary plan description, the most recent IRS determination, advisory or opinion letter, and a summary of the material terms of any unwritten material Business Benefit Plan to the extent it provides benefits required to be maintained pursuant to Section 5.6.

(b)       The Business Benefit Plans (and the related trusts, insurance contracts and other funding arrangements) have been established, administered, funded, maintained and operated in all material respects in compliance with their terms and, to the extent applicable, provisions of ERISA, the Code and all other Applicable Laws and no Taxes under Section 409A of the Code may be imposed on participants in such Business Benefit Plans. Other than routine claims for benefits, there is no material Litigation pending or, to the Knowledge of the Seller, threatened in writing with respect to any Business Benefit Plan.

(c)       Each Business Benefit Plan intended to be qualified under section 401(a) of the Code has timely received a favorable determination or pre-approved plan advisory or opinion letter from the IRS that it is so qualified, and each related trust that is intended to be exempt from federal income Tax pursuant to section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt, and to the Knowledge of the Seller nothing has occurred that would reasonably be expected to adversely affect such qualification. All contributions, premiums, reimbursements, or payments required to be made with respect to any Business Benefit Plan for all periods ending prior to or as of the Closing have been timely made, except as would not result in any material Liability to the Company and Company Subsidiaries.

(d)       None of the Company or any of the Company Subsidiaries will, as of the Closing Date, as a result of the transactions contemplated by this Agreement or otherwise, assume by operation of Applicable Law or otherwise have any current or contingent Liability or obligation under or with respect to (i) a “multiemployer plan” (within the meaning of section 3(37) of ERISA), (ii) any single employer plan or other pension plan that is or was subject to Title IV or section 302 of ERISA or section 412 of the Code or (iii) any benefit plan, program or arrangement that provides for medical, life insurance or other welfare-type benefits after termination of employment or service (other than as required to avoid an excise Tax under Section 4980B of the Code or other similar state Applicable Laws). None of the Company or any of the Company Subsidiaries will, as of the Closing Date, have any Liability by reason of at any time being considered a single employer under section 414 of the Code with any other Person.

(e)       With respect to each Business Benefit Plan established or maintained outside of the United States for the benefit of Business Employees residing outside of the United States and Canada (each, a “Foreign Plan”): (i) all employer and employee contributions required by Applicable Law or by the terms of such Foreign Plan have been timely made in accordance with Applicable Law, or, if applicable, accrued in accordance with normal accounting practices; (ii) no Foreign Plan has any unfunded or underfunded Liabilities; and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with the applicable Governmental Authority.

(f)       The Company and each Company Subsidiary are, and since January 1, 2016, have been, in compliance with all Applicable Laws respecting employment and labor, including those Applicable Laws respecting discrimination, workers’ compensation, workplace safety and insurance, classification of workers as exempt or non-exempt or as employees or independent contractors, immigration, employee leave issues, wages and hours, occupational safety and health, fair labor standards, and the WARN Act and any similar state, local or foreign laws, except such noncompliance that would not reasonably be expected, individually or in the aggregate, to result in any material Liability to the Company and the Company Subsidiaries taken as whole.

(g)      (i) There are no collective bargaining agreements or other labor agreements or bargaining relationships with any labor organizations to which AFSI or its controlled Affiliates (including the Company and the Company Subsidiaries) are parties or by which they are bound with respect to any Business Employees, (ii) to the Knowledge of the Seller, there are no labor unions or other labor organizations representing or attempting to represent any Business Employees, (iii) to the Knowledge of the Seller, there are no ongoing or threatened organizational campaigns, petitions or other unionization activities seeking recognition of a bargaining unit in the Company or Company Subsidiaries with respect to Business Employees and (iv) there are no material strikes, walkouts, lockouts, picketing work stoppages or other material labor disputes pending or, to the Knowledge of the Seller, threatened in writing involving the Company or any Company Subsidiary.

(h)       Except as would not result in material Losses for the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries has timely and fully paid all wages, salaries, wage premiums, commissions, bonuses, and other compensation that has come due and payable to its employees under Applicable Law, Contract or Company policy.

(i)       Within the past 90 days, neither the Company nor any Company Subsidiary has implemented any employee layoffs that did or could give rise to notice or payment obligations under the WARN Act, and no such activities have been announced or are planned.

(j)       Except as contemplated by this Agreement or as set forth on Section 3.7(j) of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated thereby (either alone or in combination with any other event), including, for the avoidance of doubt, the Pre-Closing Steps but excluding, for the avoidance of doubt, the effect of any actions or inactions taken by the Investor before the Closing Date or the Company or any of its Subsidiaries at or after the Closing, would reasonably be expected to (i) result in any payment becoming due or increase the amount of any compensation due to any Business Employee, (ii) increase any benefits or compensation otherwise payable under, or trigger any funding obligation under or to, any Business Benefit Plan, (iii) result in the acceleration of time of payment or vesting of, or result in the forfeiture of, any benefits or compensation, or (iv) change the Company’s or any of the Company’s Subsidiaries’ ability to amend, modify or terminate any Business Benefit Plan.

(k)       Neither the Company nor any of the Company Subsidiaries is a party to, nor is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state, local or foreign Taxes).

(l)       No amount paid or payable by the Company or any Company Subsidiary in connection with the transactions contemplated hereby, whether solely as a result thereof or as a result of the transactions contemplated hereby in conjunction with any other events, including, for the avoidance of doubt, the Pre-Closing Steps, will be an “excess parachute payment” within the meaning of Section 280G or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G.

3.8       Taxes.

(a)      (i) All material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been filed in a timely manner (within any applicable extension periods) and all such Tax Returns are true, correct and complete in all material respects, (ii) all material Taxes required to be paid with respect to the Tecmo Business, the Company or any Company Subsidiary (whether or not shown on such Tax Returns) have been timely paid in full and (iii) there exist no material liens for Taxes with respect to any of the assets of the Tecmo Business, the Company or any Company Subsidiary, except for liens for Taxes not yet due and payable.

(b)       There are no outstanding agreements or waivers extending the statutory period for assessment or collection of any Taxes of the Company or any Company Subsidiary and no written powers of attorney with respect to any such Taxes. The time for filing any material Tax Return with respect to the Company or any Company Subsidiary has not been extended, other than any extension to which the Company or any Company Subsidiary is entitled under Applicable Law without the consent of the relevant Tax Authority.

(c)       There are no audits, Litigations, investigations or other actions pending or, to the Knowledge of the Seller, threatened in writing against the Tecmo Business, the Company or any Company Subsidiary in respect of Taxes or Tax Returns. No Tax Authority has (i) asserted in writing or, to the Knowledge of the Seller, threatened in writing to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company or any Company Subsidiary for any taxable period for which the period of assessment or collection remains open, (ii) issued any written notice indicating an intent to open an audit or other review or any written request for information related to Tax matters with respect to the Company or any Company Subsidiary, or (iii) made any claim in writing in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns or paid Taxes that such Company or Company Subsidiary is or may be subject to Tax or required to file Tax Returns in such jurisdiction.

(d)       None of the Company or Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting or use of an improper method of accounting with respect to any taxable period ending on or prior to the Closing Date, (ii) any installment sale or open transaction made on or prior to the Closing Date, (iii) any prepaid amount received or paid or deferred revenue accrued on or prior to the Closing Date (other than any Deferred Revenue Items), (iv) any election pursuant to section 108(i) of the Code (or any similar provision of state, local or foreign Applicable Law) made on or prior to the Closing Date, (v) any Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income”

(within the meaning of Section 952(a) of the Code) prior to the Closing, (vi) ownership of “United States property” (as defined in Section 956(c) of the Code) made on or prior to the Closing by a Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) or (vii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) occurring or existing on or prior to the Closing Date.

(e)       None of the Company or Company Subsidiaries, during the five (5)-year period ending on the date hereof, has been a distributing corporation or a controlled corporation in a transaction intended to be governed by section 355 or section 361 of the Code.

(f)       All material Taxes that the Company or any Company Subsidiary was required to deduct, withhold or collect have been duly deducted, withheld or collected and have been timely paid, to the extent required by Applicable Law, to the proper Tax Authority. The Company and each Company Subsidiary have complied in all material respects with the rules and regulations relating to the deduction, withholding, collection and remittance of Taxes.

(g)       None of the Company or Company Subsidiaries (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to section 7121 of the Code (or any predecessor provision or any similar provision of state or local Applicable Law), in either case that would be binding upon the Company or any Company Subsidiary after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes or (iii) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6, as a transferee or successor, by contract (other than any such contract entered into in the ordinary course of business the primary subject of which is not Taxes) or under any other provision of state, local or foreign Applicable Law, or (iv) is a party to or bound by any Tax allocation or sharing agreement, other than any such agreement entered into in the ordinary course of business the primary subject of which is not Taxes.

(h)       None of the Company or Company Subsidiaries has engaged in any “listed transactions” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

(i)       The Company and each of the Company Subsidiaries have properly collected and remitted material sales, value added and similar Taxes with respect to sales made or services provided to its customers and has properly received and retained any material appropriate Tax exemption certificates or other documentation for all such sales made or services provided without charging or remitting sales, value added or similar Taxes that qualify as exempt from such Taxes.

(j)       No Tax Authority has asserted or, to the Knowledge of the Seller, threatened to assert, in writing, that the Company or any of the Company Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than its country of incorporation or organization.

(k)       The method of allocating income and deductions among the Company and the Company Subsidiaries complies with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provision of state, local, or non-U.S. Law) and any other applicable Laws on transfer pricing.

(l)       Section 3.8(l) of the Seller Disclosure Letter sets forth any elections made on Form 8832 (Entity Classification Election) with respect to the Agency Companies and Warranty Companies.

(m)       None of the Companies nor any of the Company Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n)       There are no circumstances which exist and would result in, or which have existed and resulted in, any of subsection 18(4), section 78 or section 80 to and including section 80.04 of the Tax Act applying to the Company or any Company Subsidiary.

(o)       Neither the Company nor any Company Subsidiary that is a Canadian Resident has ever, or has ever been deemed to have for purposes of the Tax Act, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the Tax Act. For purposes of the Tax Act, neither the Company nor any Company Subsidiary has acquired property from another Person with whom it does not deal at arm’s length within the meaning of the Tax Act for consideration the value of which is less than the fair market value of the property acquired. For all transactions between the Company or any Company Subsidiary that is a Canadian Resident, on the one hand, and any Person who is not a Canadian Resident and with whom the Company or such Company Subsidiary was not dealing at arm’s length for the purposes of the Tax Act, on the other hand, during any taxation year commencing after 1998 and ending before the date hereof, the Company or such Company Subsidiary, as applicable, has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

3.9       Absence of Certain Changes or Events.

Since the Balance Sheet Date, except in connection with the Pre-Closing Steps or as otherwise expressly permitted or required by this Agreement, (a) the Tecmo Business and the business and operations of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, except as otherwise disclosed in the AmTrust SEC Reports filed since the Balance Sheet Date, (b) there has been no Material Adverse Effect, (c) none of AFSI, the Company or any Company Subsidiary has taken, or refrained from taking, any action that, if proposed to be taken or refrained from being taken after the date hereof would require the consent of the Investor under Section 5.1(b), 5.1(d), 5.1(e), 5.1(f), 5.1(h), 5.1(m), 5.1(n)(ii), 5.1(n)(iii), 5.1(o), 5.1(p) or 5.1(s) and (d) there has not been any incident of damage, destruction or loss of any Assets, whether or not covered by insurance, having a replacement cost or fair market value in excess of $5,000,000.

3.10       Title to Assets; Sufficiency.

(a)       As of the Closing, the Company and the Company Subsidiaries will have good and valid title to, or have a valid leasehold or licensed interest in, all of the material tangible and intangible assets (real and personal) that (i) are exclusively used or held exclusively for use in the conduct of the Tecmo Business as of the Closing or (ii) are (A) reflected in the Financial Statements or (B) acquired by the Company or a Company Subsidiary after the date of the applicable Financial Statements (collectively, the “Assets”), in each case, free and clear of all Encumbrances, except for Permitted Encumbrances, it being understood that this representation shall not apply to any Asset disposed of by the Company or a Company Subsidiary (x) after the date of the applicable Financial Statements or the date of acquisition, as applicable, and prior to the date hereof in the ordinary course of business, or (y) on or after the date hereof and not in violation of this Agreement.

(b)       After giving effect to the Pre-Closing Steps, on the Closing Date, the assets, rights, title, interest and properties held by the Company and the Company Subsidiaries (including with respect to Intellectual Property and real property) will, together with the rights contemplated therein to be granted under, or the services contemplated therein to be provided under the Ancillary Agreements, subject to the terms of this Agreement and the Ancillary Agreements and assuming (x) the receipt of the required consents and approvals set forth in Section 3.2(c) of the Seller Disclosure Letter and (y) the accuracy of the representations and warranties of the Investor in ARTICLE IV and the timely performance by Investor and its Subsidiaries and Affiliates of their obligations under this Agreement and the Ancillary Agreements, constitute all of the assets, rights, title, interest and properties that are required for the Company and the Company Subsidiaries to operate the Tecmo Business immediately following the Closing substantially in the manner in which it was conducted during the twelve (12) months prior to the Closing Date (after giving effect to the Pre-Closing Steps and assuming compliance with Section 5.1) (it being understood that this Section 3.10(b) shall not be deemed a representation or warranty as to any guaranteed amount of revenue, expense or income specified in such Financial Statements).

(c)       The Seller makes no representation or warranty in this Section 3.10 as to the infringement, misappropriation or other violation of Intellectual Property, which is solely the subject of Section 3.12(b)(iii).

3.11       Real Property.

(a)       Assuming Investor does not deliver a Sale Notice under Section 5.23, neither the Company nor any Company Subsidiary owns any material real property. If Investor delivers a Sale Notice under Section 5.23, then with respect to each Sale or Lease Property included in such Sale Notice: (i) the Company or a Company Subsidiary (as the case may be) will have good and marketable title in fee simple to such Sale or Lease Property as of the Closing, free and clear of all Encumbrances except Permitted Encumbrances, (ii) there will not be in effect any lease or other grant to any other Person the right to use or occupy such Sale or Lease Property or any portion thereof; and (iii) other than the rights under this Agreement, there will be no outstanding options, rights of first offer or rights of first refusal to purchase such Sale or Lease Property or any portion thereof or interest therein. All buildings, structures, improvements, fixtures, building systems and equipment occupied by the Tecmo Business, and all components thereof, included in the Sale or Lease Property (the “Improvements”) are in all material respects in good condition and repair and sufficient for the operation of the Tecmo Business, and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the Tecmo Business.

(b)       Section 3.11(b) of the Seller Disclosure Letter sets forth an accurate and complete list of all real property leased, subleased, licensed or occupied by the Tecmo Business, the Company or any Company Subsidiary or that otherwise relates primarily to the Tecmo Business as conducted as of the date hereof and is leased, subleased, licensed or occupied by AFSI or any Non-Company Affiliate (the “Leased Real Property”), including all leases, subleases or licenses (together with any and all amendments and modifications thereto and any guarantees thereof) in effect as of the date hereof pursuant to which such Leased Real Property is leased, subleased, licensed or occupied by the Company or AFSI (or any Affiliate thereof) as lessee, sublessee, licensee or occupant (collectively, the “Real Property Leases”), and identifying the landlord, tenant and address for each Real Property Lease. The Seller has made available to the Investor accurate copies of each Real Property Lease.

(c)       With respect to each of the Real Property Leases: (i) such Real Property Lease is a legal, valid, binding and enforceable obligation of the Company Subsidiary party thereto and, to the Knowledge of the Seller, each other party thereto; (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Seller, any other party to the Real Property Lease is in material breach or default under such Real Property Lease, and to the Knowledge of the Seller no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease; and (iii) neither the Company nor any Company Subsidiary has assigned, transferred, conveyed, mortgaged, pledged, hypothecated, deeded in trust, encumbered, subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any material portion thereof.

3.12       Intellectual Property.

(a)       Section 3.12(a) of the Seller Disclosure Letter lists all applications and registrations for Trademarks, Copyrights, Domain Names, and Patents (x) owned by or filed in the name of the Company or any Company Subsidiary as of the date hereof, or (y) owned by Seller or any Non-Company Affiliate and exclusively used in the Tecmo Business (the “Registered IP”). Each of (i) the items of Registered IP, (ii) all other material Intellectual Property (including historical claims data) (x) owned by or purported to be owned by the Company or any Company Subsidiary or (y) owned by or purported to be owned by Seller or any Non-Company Affiliate and exclusively used in the Tecmo Business, and (iii) all Owned Software ((i) through (iii) collectively, the “Owned Intellectual Property”) will, as of the Closing, be exclusively owned by the Company or the applicable Company Subsidiary free and clear of all Encumbrances except for Permitted Encumbrances, non-exclusive licenses granted in the ordinary course of business to agents and customers and any Encumbrance granted pursuant to an Ancillary Agreement. The Registered IP is subsisting and in full force and effect, and, to the Knowledge of the Seller, valid and enforceable. Except as set forth in Section 3.12(a) of the

Seller Disclosure Letter, the Company and each of the Company Subsidiaries own or have the right to use, pursuant to a valid, written license, all material Business Intellectual Property and Business Systems, in each case, free and clear of all Encumbrances except for Permitted Encumbrances; provided, that this sentence shall not constitute a representation or warranty regarding the infringement, misappropriation or other violation of Intellectual Property, which is solely the subject of Section 3.12(b)(iii). No Seller or Non-Company Affiliate shall, as of the Closing, own or otherwise have any right, title, or interest in or to any of the Owned Intellectual Property, except as provided in an Ancillary Agreement. Seller and the Non-Company Affiliates do not own any common law trademark rights in the company name of the Company Subsidiaries listed on Section 3.12(a) of the Seller Disclosure Letter.

(b)       Except as set forth in Section 3.12(b) of the Seller Disclosure Letter, (i) there are no Actions pending (other than office actions issued in the ordinary course of prosecution) contesting the validity, enforceability, use, ownership, registrability or patentability of any material Owned Intellectual Property, (ii) neither the Company nor any Company Subsidiary has received any notice or claim or threatened claim from and after January 1, 2016 contesting the validity, enforceability, use, ownership, registrability or patentability of any Owned Intellectual Property or alleging that the Company or a Company Subsidiary (or, with regard to the Tecmo Business, AFSI or any Non-Company Affiliate) is infringing on, misappropriating, or otherwise violating any Intellectual Property of any Person; (iii) to the Knowledge of the Seller, neither the Company nor any of the Company Subsidiaries, nor the conduct of the Tecmo Business, is infringing, misappropriating, or otherwise violating, or has since January 1, 2016 infringed, misappropriated, or otherwise violated, the Intellectual Property of any Person, in each case in any material respect; and (iv) to the Knowledge of the Seller, no Person is infringing, misappropriating, or otherwise violating any Owned Intellectual Property in any material respect.

(c)       The Company, the Company Subsidiaries, AFSI and the Non-Company Affiliates take steps reasonable under the circumstances to protect and preserve the confidentiality of all Trade Secrets included in the Owned Intellectual Property.

(d)       To the Knowledge of the Seller, no Person who is not, as of the date hereof, an employee or independent contractor of, or consultant to, AFSI or controlled Affiliates or the Company or a Company Subsidiary, has or has access to any source code for any Owned Software, and none of the Company or any of the Company Subsidiaries is party to any agreement that delivers or makes available such source code to any unaffiliated third party, including any customer or escrow agent or service.

(e)       Except as would not reasonably be expected to be material to the Tecmo Business, taken as a whole, the conduct of the Tecmo Business, the Company and each Company Subsidiary are in compliance with, and have been in compliance with, in all material respects, all Data Security Requirements. Since January 1, 2016, neither the Tecmo Business, the Company nor any Company Subsidiary has (i) experienced any material security incident or breach that has resulted in a loss or unauthorized use, disclosure or other misuse of Personally Identifiable Information where the Company, a Company Subsidiary, AFSI, or a Non-Company Affiliate provided notification to any affected individual or, to the Knowledge of Seller, was required under any Data Security Requirements to provide notification to any affected individual, or (ii) to the Knowledge of the Seller, received any claims or complaints, or been subject to any Action, related to its data security or privacy practices.

(f)       To the Knowledge of the Seller, since January 1, 2016, there have been no failures, continued substandard performance or other similar adverse events affecting any Business Systems that have caused, or could reasonably be expect to cause, any material disruption in the conduct of the Tecmo Business.

(g)       To the Knowledge of the Seller, none of AFSI, Non-Company Affiliate, Company or Company Subsidiary has incorporated, embedded, bundled, or linked any Open-Source Software into or with any other Software, or used, distributed, modified, or created derivative works based upon, any Open-Source Software in a manner that requires: (i) the disclosure or distribution in source code form of any material Software included in the Owned Intellectual Property; (ii) the licensing of any material Owned Intellectual Property, including for the purpose of modifying or making derivative works, or the permission to reverse engineer any material Owned Intellectual Property; (iii) any restriction on the ability to charge for the distribution, licensing or use of any material Owned Intellectual Property; or (iv) the grant of any other rights in material Owned Intellectual Property to any Person, including any covenant not to sue or patent license.

3.13       Contracts.

(a)       Except (i) as disclosed in Section 3.13(a) of the Seller Disclosure Letter, (ii) any Contract entered into in the ordinary course of business that is terminable by any party thereto upon notice of ninety (90) days or less without penalty, and (iii) any insurance policy or service contract entered into in the ordinary course of business or Real Property Lease, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by:

(1) any Contract for indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which any Person has guaranteed any repayment of indebtedness for borrowed money, the Company or any Company Subsidiary or under which the Company or any Company Subsidiary has guaranteed any repayment of indebtedness for borrowed money by any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(2) any Contract for the acquisition or disposition of any business, capital stock or material assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(3) any joint venture, limited partnership or multi-member limited liability company agreement, stockholder, strategic alliance or other similar Contract related to the ownership or control of an entity that is not a Subsidiary;

(4) any vendor or supplier Contract for the purchase of materials, supplies, goods, services, equipment or other assets that provided for aggregate payments of $1,000,000 or more by any Company Subsidiary during the calendar year ended December 31, 2016 and which is still in effect;

(5)       and neither AFSI nor any Non-Company Affiliate is party to or bound by, any sales, distribution or agency Contract that provided for aggregate payments of $8,000,000 or more to any Company Subsidiary during the calendar year ended December 31, 2016 and which is still in effect;

(6)       any Contract for any interest rate protection, derivatives or hedging transaction;

(7)       any Contract involving annual consideration in excess of $1,000,000 and that was entered into outside of the ordinary course of business or in contemplation of the transactions contemplated by this Agreement that (A) materially limits (or would, as a result of the Closing, materially limit) the freedom of the Tecmo Business, the Company or any of the Company Subsidiaries to compete in any line of business in which they are engaged as of the date hereof or with any Person in any area (including, for the avoidance of doubt, both in respect of geography or market area or market segments), or (B) contains covenants restricting the ability of the Tecmo Business, the Company or any Company Subsidiary from soliciting, hiring or engaging any Person;

(8)       any Contract that involves annual consideration in excess of $1,000,000 and that was entered into outside of the ordinary course of business or in contemplation of the transactions contemplated by this Agreement that (A) contains a provision requiring that the pricing provided under such Contract is equal to or less than the pricing provided to any other third party, or (B) has an express provision granting any Person exclusivity in any geographic area;

(9)       any Contract for the lease of personal property providing for annual compensation in excess of $1,000,000;

(10)       any power of attorney made outside of the ordinary course of business and not in contemplation of the transactions contemplated by this Agreement and that is currently in effect authorizing any Person to act on behalf of the Tecmo Business, the Company or any Company Subsidiary;

(11)       any collective bargaining agreement or other Contract with any trade union or other labor organization;

(12)       [Reserved];

(13)       any Contract entered into outside of the ordinary course of business or in contemplation of the transactions contemplated by this Agreement under which the Tecmo Business, the Company or any Company Subsidiary grants a right of first refusal, first offer or first negotiation in respect of any transaction reasonably expected to involve annual consideration in excess of $1,000,000;

(14)       any Contract under which any other Person (other than a Related Party) leases any assets owned by the Tecmo Business, the Company or any Company Subsidiary providing for annual payments in excess of $1,000,000;

(15)      (x) any Contract entered into outside of the ordinary course of business or in contemplation of the transactions contemplated by this Agreement and that involves annual consideration in excess of $3,000,000 and (A) permits any Person to use any of the material Owned Intellectual Property excluding non-exclusive licenses to customers or agents granted in the ordinary course of business or (B) permits the Company or a Company Subsidiary to use any material Intellectual Property, excluding any licenses for generally available commercial Software or “click-wrap,” “shrink-wrap” or freely downloadable Software, in each case with annual license, maintenance, support and other fees, and a replacement cost, of less than $500,000 and (y) Specified Agreements; and

(16)       any Contract under which the Company or any Company Subsidiary has advanced or loaned an amount to any Person (other than a Related Party and excluding trade credit, loans and advances in the ordinary course of business) where the amount outstanding as of the date hereof exceeds $1,000,000.

(b)       Except as disclosed in Section 3.13(b) of the Seller Disclosure Letter, each Contract required to be disclosed in the Seller Disclosure Letter pursuant to this Section 3.13 or Section 3.11 (or entered into after the date hereof that would have been required to be disclosed pursuant to such sections if it were entered into prior to the date hereof) (each, a “Material Contract”) is a valid and binding Contract of the Company or a Company Subsidiary, as applicable (subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or other Applicable Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity) and is in full force and effect, and none of the Company or any Company Subsidiary, or, to the Knowledge of the Seller, any other party thereto is in default or breach in any material respect under (or is alleged in writing to be in default or breach in any material respect under) the terms of any such Material Contract, and, to the Knowledge of the Seller, no event or circumstance has occurred as of the date hereof that, with notice or lapse of time or both, would constitute an event of default thereunder or result in an early termination thereof prior to expiration of the contract’s terms or account of noncompliance or would cause or permit the acceleration of or other material changes of or to any significant right or significant obligation or the loss of any significant benefit thereunder.

(c)       Section 3.13(c) of the Seller Disclosure Letter sets forth a true and complete list, as of the date hereof, of any Contracts to which one or more of AFSI and Non-Company Affiliates is a party or otherwise bound (i) pursuant to which AFSI or such Non-Company Affiliate has rights to receive goods or services from a third-party vendor that inure to the benefit of the Company or any Company Subsidiary or the Tecmo Business and are material to the ordinary course conduct of the Tecmo Business and (ii) the benefits of which will not be provided to the Company or any Company Subsidiary under any Ancillary Agreement and do not constitute “excluded services” in the Transition Services Agreement.

(d)       Section 3.13(d) of the Seller Disclosure Letter sets forth, as of the date hereof, in the opinion of the respective individuals whose knowledge comprises the Knowledge of the Seller, with respect to the AMT Warranty Unit (as defined in the Seller Disclosure Letter), BTIS Unit (as defined in the Seller Disclosure Letter), First Nonprofit (as defined in the Seller Disclosure Letter), Oryx (as defined in the Seller Disclosure Letter), Warranty Solutions Unit (as

defined in the Seller Disclosure Letter) and CNH Unit (as defined in the Seller Disclosure Letter), the Contracts between each such business unit, on the one hand, and the Seller or a Non-Company Affiliate, on the other hand, that represent the three (3) most material business lines or programs operated by such business unit for which Non-Company Affiliates are the primary insurance carriers as of the date hereof.

3.14       Compliance with Laws; Permits.

(a)       Except as set forth in Section 3.14(a) of the Seller Disclosure Letter, the Tecmo Business, AFSI and the Non-Company Affiliates with respect to the Tecmo Business, and each of the Company and each Company Subsidiary is, and since January 1, 2016 has been, in compliance in all material respects with all Applicable Laws and, to the Knowledge of the Seller, are not under investigation with respect to any violation in any material respect of any Applicable Laws. Since January 1, 2016, (i) no claim has been made in writing or filed against the Tecmo Business, the Company or any Affiliate thereof alleging a material violation of Applicable Laws and (ii) neither the Tecmo Business, the Company nor any Affiliate thereof has received any written or, to the Knowledge of the Seller, verbal notice of any such material violation.

(b)       Except as set forth in Section 3.14(b) of the Seller Disclosure Letter, the Company and each Company Subsidiary have all Permits necessary for the conduct of the Tecmo Business as conducted as of the date of this Agreement and since January 1, 2016, have been, in compliance with the terms of such Permits except where the failure to have or to comply with any such Permit would not reasonably be expected to be material to the Tecmo Business, taken as a whole, or to prevent or materially impair or delay the ability of AFSI to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby. Subject to the receipt of the required consents and approvals set forth on Section 3.2(c) of the Seller Disclosure Letter, and Investor’s performance of its obligations in Sections 5.2 and 5.16 prior to the Closing, immediately following the Closing, the Company and the Company Subsidiaries will hold all Permits necessary for the conduct of the Tecmo Business, except where the failure to have a Permit for which the failure to have or be in full force and effect or the cancellation and suspension of which would not reasonably be expected to be material to the Tecmo Business taken as a whole. All such Permits are in full force and effect and, to the Knowledge of the Seller, no cancellation or suspension of any such Permit is pending. Since January 1, 2016, none of AFSI or the Company Subsidiaries has received any written notice threatening to revoke or condition the continuation of any material Permit necessary for the conduct of the Tecmo Business.

(c)       The Seller has made available to the Investor all reports of examination with respect to the Tecmo Business, the Company and any Company Subsidiary issued by any Governmental Authority since January 1, 2016.

(d)       Except as set forth on Section 3.14(d) of the Seller Disclosure Letter, since January 1, 2016 neither the Company nor any of the Company Subsidiaries has been operated or regulated by any Governmental Authority as an insurer, surety, reinsurer or specialty insurer.

(e)       The Seller has made available to the Investor a list of each material fiduciary account maintained by the Tecmo Business, the Company or any Company Subsidiary as of the date hereof. All funds for payment of premium, return premium and claims payments that are processed through any producer for the Tecmo Business are held in fiduciary accounts maintained in compliance with Applicable Laws.

(f)       AFSI makes no representation or warranty in this Section 3.14 with respect to any Permit the subject matter of which is specifically covered in Section 3.8, 3.11, 3.12 or 3.16.

3.15       Insurance.

Seller has made available all material insurance policies covering the Tecmo Business, the Company and the Company Subsidiaries, the Assets, the directors, officers and employees of the Company or the Company Subsidiaries (the “Policies”). All Policies are in full force and effect (and all premiums due and payable thereon have been paid in full), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by AFSI, any Non-Company Affiliate, the Company or any Company Subsidiary. There is no claim in excess of $1,000,000 by or with respect to any of the Tecmo Business, the Company, the Company Subsidiaries or the Assets pending under any of the Policies as of the date hereof as to which coverage has been denied or disputed in any material respect by the issuers of the Policies.

3.16       Environmental Matters.

(a)       Except as disclosed in Section 3.16(a) of the Seller Disclosure Letter:

(1) the Tecmo Business, the Company and each Company Subsidiary is, and since January 1, 2016 has been, in compliance in all material respects with all Environmental Laws and is, and has been, in possession of, and in compliance with, all Permits required under applicable Environmental Laws; and

(2) since January 1, 2016, the Tecmo Business, the Company and each Company Subsidiary has not received from any Governmental Authority or other Person any notice, report, order, directive, or other information regarding a violation or alleged violation in any material respect of, or any material liability of the Tecmo Business, the Company or any Company Subsidiary or relating to their properties or businesses under, any Environmental Law, other than any such violation or alleged violation that has been resolved or for which there are no additional obligations.

(b)       Neither the Tecmo Business, the Company nor any Company Subsidiary has manufactured, distributed, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility (including the Leased Real Property) which is or has been contaminated by any Hazardous Materials, in each case so as to give rise to any material liability under any Environmental Laws.

(c)       Neither the Tecmo Business, the Company nor any Company Subsidiary has expressly assumed or undertaken any material liability of any other Person for corrective or remedial action for the release of Hazardous Materials under any Environmental Laws.

(d)       Notwithstanding anything contained in this Section 3.16, no representation or warranty shall be deemed to be made in this Section 3.16 in respect of any matter the subject matter of which is specifically covered by Section 3.5(c), Section 3.6, Section 3.11 or Section 3.14 (excluding representations and warranties in Section 3.14 with respect to any Permit specifically covered in this Section 3.16).

3.17       Financial Advisors.

Except for Bank of America Merrill Lynch, whose fees, costs and expenses in its capacity as financial advisor to AFSI and its Subsidiaries (but not in its capacity as Lender) will be paid by the Seller, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of the Company or any Company Subsidiary who is or might be entitled to any fee or commission from the Investor or any of its Affiliates (including, after the Closing, the Company and Company Subsidiaries) upon consummation of the transactions contemplated hereby.

3.18       Transactions with Affiliates. Except with respect to any Business Benefit Plans or Company Benefit Plans, Section 3.18 of the Seller Disclosure Letter lists, as of the date hereof, all agreements or arrangements (including all intercompany service agreements) that are solely between one or more of the Tecmo Business, the Company or any Company Subsidiary, on the one hand, and one or more of AFSI, any of the Non-Company Affiliates or any officer or director of the Seller (other than the Company or any Company Subsidiary), on the other hand (each, a “Related Party Agreement”).

3.19       Customers and Vendors.

The Seller has made available a complete and accurate list of (a) (i) the five (5) largest carriers (by gross written premium), (ii) the five (5) largest auto-related warranty customers (by gross receipts), (iii) the five (5) largest non-auto-related warranty customers (by gross receipts), and (iv) the ten (10) largest managing general agent customers (by gross receipts), in each case, of the Tecmo Business (each of the entities listed in clauses (i)-(iv) of Section 3.19 of the Seller Disclosure Letter, a “Significant Customer”) (measured by aggregate billings) during the fiscal year ended on December 31, 2016 and during the six-month period ended on June 30, 2017 and (b) the five (5) largest vendors (each a “Significant Vendor”) of materials, products or services to the Tecmo Business (measured by the aggregate amount purchased by the Tecmo Business) during the fiscal year ended on December 31, 2016 and during the six-month period ended on June 30, 2017. Except as set forth in Section 3.19 of the Seller Disclosure Letter, in the twelve (12) months preceding the date hereof no Significant Customer or Significant Vendor has significantly reduced its business with the Tecmo Business, the Company or any Company Subsidiary and neither the Company nor any of the Company Subsidiaries has received written or, to the Knowledge of the Seller, verbal notice from any Significant Customer or Significant Vendor of any termination or material reduction in such Significant Customer’s or Significant Vendor’s relationship with the Tecmo Business, the Company or any Company Subsidiary or that such Significant Customer or Significant Vendor intends to terminate, significantly reduce or significantly alter (in a manner adverse to the Tecmo Business) its relationship with the Tecmo Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF INVESTOR

Except as set forth in the sections of the Investor Disclosure Letter corresponding to the respective sections or sub-sections of this ARTICLE IV (or deemed disclosed thereon pursuant to Section 11.11), the Investor represents and warrants to the Seller, as of the date hereof and as of the Closing, as follows:

4.1       Corporate Status.

(a)       The Investor is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership power and authority to carry on its business as now conducted.

(b)       The Investor is duly qualified to do business as a foreign limited partnership and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing.

4.2       Corporate and Governmental Authorization.

(a)       The Investor has all requisite limited partnership power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Investor is a party by the Investor, the performance of the Investor’s obligations hereunder and thereunder and the consummation by the Investor of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited partnership action of the Investor. The Investor has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and each such Ancillary Agreement to which the Investor is a party when so executed and delivered will constitute, the legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Applicable Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b)       Each Affiliate of the Investor that will be party to any Ancillary Agreement has all requisite power and authority to execute and deliver all such Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Ancillary Agreements to which an Affiliate of the Investor will be party, the performance of such Affiliate’s obligations thereunder and the consummation by such Affiliate of the transactions contemplated thereby have been duly authorized by all requisite corporate or similar action of such Affiliate. Each Affiliate of the Investor that will be party to any Ancillary Agreement on the Closing Date will have duly executed and delivered the Ancillary Agreements to which it is a party. Each such Ancillary Agreement to which any Affiliate of the Investor will be a party when so executed and delivered will constitute, the legal, valid and binding obligation of such Affiliate of the Investor enforceable against such Affiliate of the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Applicable Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(c)       Except as set forth on Section 4.2(c) of the Investor Disclosure Letter, the execution and delivery of this Agreement and the Ancillary Agreements to which the Investor is a party by the Investor and the performance of its obligations hereunder and thereunder require no action or Consent by or in respect of, or filing with, any Governmental Authority, other than any actions, Consents or filings under Applicable Law the absence of which would not be, individually or in the aggregate, materially adverse to the Investor or materially and adversely affect the ability of the Investor to consummate the transactions contemplated hereby or thereby or to perform its obligations hereunder or thereunder.

4.3       Non-Contravention.

The execution and delivery of this Agreement and the Ancillary Agreements to which the Investor is a party by the Investor and the performance of its obligations hereunder and thereunder do not (a) conflict with or breach any provision of the Organizational Documents of the Investor, (b) assuming compliance with the matters referred to in Section 4.2(c), conflict with or breach any provision of any Applicable Law or (c) require any consent of or other action by any Person (other than the Company or any Company Subsidiary) under any provision of any material agreement or other instrument to which the Investor is a party.

4.4       Financing.

(a)       The Investor has delivered to the Seller true and complete fully executed copies of (i) an executed commitment letter, together with any related fee letters, dated as of the date hereof (including all exhibits, schedules and annexes, the “Debt Commitment Letter”) from the lenders party thereto (together with any other additional arrangers, bookrunners, managers, agents or lenders who become party to the Debt Commitment Letter, collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing in the aggregate amount, and subject to the terms and conditions set forth therein (the “Debt Financing”) and (ii) an executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from Madison Dearborn Capital Partners VII-A, L.P., Madison Dearborn Capital Partners VII-C, L.P. and Madison Dearborn Capital Partners VII Executive-A, L.P. (the “Equity Investors”) relating to the commitment of the Equity Investors to provide the Cash Equity (the Cash Equity, together with the Debt Financing, collectively referred to as the “Financing”).

(b)       As of the date hereof, the Commitment Letters and the Limited Guarantee are in full force and effect and are valid and enforceable against Investor, the Guarantors and, to the Knowledge of the Investor, the other parties thereto in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. The aggregate proceeds contemplated to be provided by the Commitment Letters will be sufficient to finance the Investor Cash Contribution and the Purchase Price transactions contemplated by this Agreement and to pay all of the Investor’s fees and expenses associated therewith, the Ancillary Agreements and the Financing, in each case, required to be paid by the Investor on the Closing Date (the “Required Amounts”). The obligations of the Lenders and the Equity Investors to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time or both) would constitute a breach or default under the Commitment Letters by the Investor. Assuming the satisfaction of the conditions set forth in Sections 7.1 and 7.3 and the completion of the Marketing Period, as of the date hereof, the Investor has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letters not being satisfied or (ii) the funding contemplated in the Commitment Letters not being provided or made available to the Company or the Investor, as applicable, on a timely basis in order to consummate when required the transactions contemplated by this Agreement. The Investor has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that have become due and payable thereunder on or prior to the date of this Agreement. Other than the Commitment Letters (and any related fee or engagement letters) and the Limited Guarantee, there are no side letters or other agreements, contracts or arrangements, written or oral, related to the funding or investing, as applicable, of the full amount of the Financing.

(c)       The Investor has delivered to the Seller a true and complete fully executed copy of the guarantee, dated as of the date hereof, of the Guarantors (the “Limited Guarantee”). The Limited Guarantee is legal, valid, binding and in full force and effect, and no event has occurred that would constitute a breach or default under the Limited Guarantee, and the Limited Guarantee guarantees payment of the Termination Fee and, if applicable, any Termination Interest and Expenses Amount.

4.5       Litigation.

There is no Litigation pending against, or, to the Knowledge of the Investor, threatened in writing against, the Investor before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

4.6       Financial Advisors.

There is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of the Investor who might be entitled to any fee or commission from the Seller or any of its Affiliates upon consummation of the transactions contemplated hereby.

4.7       Operations of Investor.

The Investor has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing will have engaged in no other business activities and will have incurred no material liabilities other than pursuant to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

4.8       Purchase for Investment.

The Investor is purchasing the Investor Equity Interest for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities laws. The Investor (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Investor Equity Interests and is capable of bearing the economic risks of such investment. The Investor acknowledges that the Investor Equity Interest has not been registered under the Securities Act or any state securities Applicable Laws and agrees that the Investor Equity Interest may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Applicable Laws, in each case, to the extent applicable.

4.9       No Additional Representations; Inspection.

(a)       Notwithstanding anything contained in ARTICLE III or any other provision of this Agreement or the Seller Disclosure Letter, the Investor acknowledges and agrees that none of the Seller or any of its Affiliates is making or has made any representation or warranty whatsoever, express or implied, including any implied warranty of merchantability or suitability, as to the Seller, the Company, any Company Subsidiary or the Assets, other than the Transaction Representations and Warranties, and that the Company, the Company Subsidiaries and the Assets are otherwise being sold “as is” and “where is”. In addition, the Investor acknowledges and agrees that any cost estimates, projections and predictions contained or referred to in the materials that have been provided or made available to the Investor by or on behalf of the Seller are not and shall not be deemed to be representations or warranties of the Seller or any of its Affiliates except to the extent expressly set forth in the Transaction Representations and Warranties.

(b)       Without limiting Transaction Representations and Warranties and the Investor’s reliance thereon, the Investor acknowledges and agrees that it (i) has made its own inquiry and investigations into and, based thereon, has formed an independent judgment concerning the Seller, the Company, each Company Subsidiary and the Assets, (ii) has been provided with access to such information, documents and other materials relating to the Seller, the Company, each Company Subsidiary and the Assets as it has deemed necessary to enable it to form such independent judgment, (iii) has had such time as the Investor deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials and (iv) has been provided an opportunity to ask questions of the Seller with respect to such information, documents and other materials and has received satisfactory answers to such questions. The Investor further acknowledges and agrees that none of Seller or any of its Affiliates has made any representations or warranties, express or implied, as to the accuracy or completeness of such information, documents and other materials other than the Transaction Representations and Warranties.

(c)       Notwithstanding the foregoing, nothing in this Section 4.9 shall limit the right of the Investor Indemnitees to rely on the Transaction Representations and Warranties or their right to indemnification under Section 5.11, Section 5.15, or ARTICLE IX or shall operate in any manner to limit a claim related to fraud in respect of the Transaction Representations and Warranties. Investor acknowledges and agrees that it is not relying on any representation or warranty of AFSI or any of its Affiliates, other than the Transaction Representations and Warranties.

ARTICLE V

CERTAIN COVENANTS

5.1       Conduct of Business Prior to the Closing.

From the date hereof until the Closing, except (x) as otherwise contemplated or required by this Agreement (including the sale of the Investor Equity Interests and the taking of the Pre-Closing Steps in accordance with Section 2.2(a)), (y) as set forth in Section 5.1 of the Seller Disclosure Letter or (z) as otherwise requested by the Investor, or consented to, in writing by the Investor (which consent shall not be unreasonably conditioned, withheld or delayed), (i) AFSI shall cause the Company, the Company Subsidiaries and, solely to the extent related to the Tecmo Business, shall and shall cause each Non-Company Affiliate to (A) conduct its business and operations in the ordinary course consistent in all material respects with past practice and (B) use reasonable best efforts to preserve intact in all material respects the business operations, assets, organization and goodwill of the Tecmo Business, the Company, the Company Subsidiaries and, solely to the extent related to the Tecmo Business, AFSI and each Non-Company Affiliate, their relationships with their employees, customers, carriers, distributors, suppliers, vendors and other material business relations, and (ii) in accordance with the other affirmative requirements set forth herein and without limiting the generality of the foregoing, AFSI shall not permit the Company, the Company Subsidiaries and, solely to the extent related to the Tecmo Business or the Equity Interests, shall not and shall not permit any Non-Company Affiliate to:

(a)       amend the Organizational Documents of, or take or authorize any action to wind up the affairs of or dissolve, the Company or any Company Subsidiary;

(b)       issue, pledge, dispose of, transfer or sell any equity interests, notes, bonds or other securities of the Company or any Company Subsidiary or issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or Contract with respect to the issuance or sale of, or redeem or repurchase any equity interests in the Company or any Company Subsidiary or make any changes (by combination, merger, reorganization or otherwise) in the capital structure of the Company or any Company Subsidiary;

(c)       dispose of, transfer, sell or grant any Encumbrance (other than a Permitted Encumbrance) with respect to (including, through a series of transactions), any Assets that are material individually or in the aggregate (other than Intellectual Property) to the Tecmo Business, except in the ordinary course of business consistent with past practice;

(d)       make any material change to its accounting policies or practices, except as required by GAAP or Applicable Law or as is consistent with changes made to accounting policies or practices of AFSI in respect of its Excluded Businesses;

(e)       make or change any Tax election, change any annual accounting period, adopt or change any method of accounting for Tax purposes, enter into any closing agreement, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, fail to pay any Taxes that become due and payable (including any estimated Taxes), or settle any claim or assessment with respect to Taxes, in each case, if any such act would have a material and adverse effect on the Investor, the Company or any of the Company Subsidiaries following the Closing Date; provided, however, that nothing in this Section 5.1(e) shall affect AFSI’s ability to file consolidated Tax Returns consistent with past custom and practice;

(f)       merge or consolidate with any other Person or acquire a business, any other Person or substantially all the assets of a business from any other Person for consideration in excess of $1,000,000 or enter into any new joint venture, partnership or similar venture (other than acquisitions of securities for investment purposes in the ordinary course of business);

(g)       incur any Indebtedness other than in the ordinary course of business or as needed for immediate working capital needs (for the avoidance of doubt, all such Indebtedness will be included in Indebtedness in the Estimated Closing Statement and the final Closing Statement to the extent constituting Indebtedness as of the Closing);

(h)       make any capital expenditures or commitments for capital expenditures in excess of $5,000,000 in aggregate;

(i)       settle or compromise (A) any Litigation (other than settlement or compromise of any Litigation arising from insurance policy or service contract claims in the ordinary course of business and consistent with past practice) for amounts in excess of $5,000,000 in the aggregate or (B) any material Litigation with any Governmental Authority, or that would result in the Tecmo Business, the Company or any Company Subsidiary becoming subject to any material Governmental Order;

(j)      (A) enter into any Contracts with AFSI or any Non-Company Affiliate that would be binding on the Company or any Company Subsidiary, or their respective assets, after the Closing (subject to Section 5.1(k), other than a Pending Related Party Agreement) or (B) amend, modify or terminate any Related Party Agreement;

(k)       enter into any Pending Related Party Agreement with changes materially adverse to the Company Subsidiaries or the Tecmo Business as compared with the form of the applicable draft contract made available to the Investor and the applicable existing Related Party Agreements;

(l)       other than in the ordinary course of business, (i) enter into, extend, materially amend or modify, transfer or terminate (other than as a result of expiration at the conclusion of the term thereof or other renewal in the ordinary course) any Material Contract or Contract that, if in effect on the date of this Agreement, would have been a Material Contract or (ii) waive any right of material value under any Material Contract or Contract that, if in effect on the date of this Agreement, would have been a Material Contract;

(m)       implement any layoffs that could implicate the WARN Act;

(n)       other than as required by Applicable Law or by any Benefit Plan listed in Section 3.7(a) of the Seller Disclosure Letter (or by any Benefit Plan not required to be so listed) and in accordance with its terms on the date hereof, or as otherwise contemplated by this Agreement, (i) grant any new, or make any increase in, the rate of wages, salaries, bonuses or other remuneration of any Business Employee with an annual base salary or base wage rate in excess of $100,000 or who is a new hire for a C-Suite Executive position, other than (w) grants of compensation arrangements consistent with those provided to similarly situated employees in connection with replacement hires (below the C-Suite Executive position) to fill a position that was open as of the date of this Agreement or thereafter vacated, (x) annual merit, promotion (to the extent resulting in annual base salary or wage rate less than or equal to $100,000) or cost of living increases in base salary or base wage rate (and any resulting increase in bonus opportunity to the extent determined by reference to base salary or base wage rate) and (y) the payment of annual bonuses for performance periods ending prior to the Closing, in each case for clauses (w), (x) and (y) in the ordinary course of business consistent with past practice; provided, that the payments under clause (y) in respect of 2017 annual bonuses may be made prior to 11:59 p.m. on the day immediately preceding the Closing Date (or as set forth in Section 5.6(c)); (ii) fund (or secure the payment of) or take any action to accelerate the vesting, funding or payment of any compensation, incentive arrangements, retention, transaction bonus, change in control, or other benefits or severance or any other form of separation payment, of any Business Employee; or (iii) enter into, establish, adopt, amend or terminate any Company Benefit Plan, Business Benefit Plan (except as would not increase the Liability or obligation of the Investor by more than a de minimis amount), or any benefit or compensation plan, policy, contract, agreement or arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof;

(o)       sell, transfer, assign, license (other than non-exclusive licenses to customers granted in the ordinary course of business), assume any Encumbrance (other than Permitted Encumbrances) on, abandon, dedicate to the public, allow to lapse or expire or assume any Encumbrance (other than a Permitted Encumbrance) on any material Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;

(p)       disclose to any Person any source code included in the Owned Intellectual Property other than in the ordinary course of business and pursuant to a written confidentiality agreement entered into with such person providing for reasonable protections of and preserving all rights of the Company and the Company Subsidiaries in such source code;

(q)       fail to satisfy when due any material Liability (other than any such Liability that is being contested in good faith);

(r)       enter into any line of business other than the Tecmo Business;

(s)       change its cash management practices or its policies, practices and procedures with respect to collection or accrual of accounts or notes receivable, establishment of reserves, payment or accrual of expenses, accounts payable or other liabilities, or accrual of revenue, in each case, other than in the ordinary course of business consistent with past practice;

(t)       subject to Section 5.22, alter the Pre-Closing Steps in a manner that materially and adversely affects Investor or any of its Affiliates (or, following the Closing, the Company or any of its Subsidiaries) without Investor’s consent (which consent shall not be unreasonably withheld, delayed, or conditioned);

(u)       declare, set aside, or pay any dividend or other distribution payable in stock or property with respect to its capital stock or other equity interests therein, other than in the ordinary course of business, or the Pre-Closing Steps pursuant to and in accordance with Section 2.2(a) and Section 5.22;

(v)       fail to manage the portfolio of securities described in clause (ii) of the definition of “Cash” in the ordinary course of business consistent with past practice (including as it relates generally to yield and credit rating composition);

(w)       enter into any Contract or take (or omit to take) any action, in each case, described in Section 3.18; or

(x)       agree or commit to do any of the foregoing.

Notwithstanding the foregoing, the Company and the Company Subsidiaries may (i) distribute cash from the Company or the Company Subsidiaries, other than any restricted Cash or Cash with respect to the AgencyCo Debt Proceeds or the WarrantyCo Debt Proceeds, (ii) liquidate any securities held by them at any time (other than (a) equity securities of the Company or the Company Subsidiaries and (b) debt securities supporting potential Liabilities associated with the “loss fund” (as defined in the Audited Financial Statements)) and/or (iii) distribute any such securities to Seller or another Non-Company Affiliate from time to time prior to the Closing.

5.2       Cooperation.

(a)       On the terms and subject to the conditions of this Agreement each Party shall, and AFSI shall cause the Company and each Company Subsidiary to, use its reasonable best efforts to take, or cause to be taken, all actions and use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to cause the Closing to occur (subject to any express limitations in this Agreement), including using reasonable best efforts to take all actions reasonably necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing.

(b)       Without limiting the terms of this Section 5.2, until the earlier to occur of the Closing Date or the termination of this Agreement in accordance with its terms:

(1) AFSI shall as soon as practicable after the date of this Agreement (and, in any event, within thirty (30) days after the date hereof) make the filings listed in Section 3.2(c)(1) and 3.2(c)(2) of the Seller Disclosure Letter;

(2) the Investor shall as soon as practicable after the date of this Agreement (and, in any event, within ten (10) Business Days after the date hereof with respect to the filings listed on Section 4.2(c)(i) of the Investor Disclosure Letter and within thirty (30) days after the date hereof with respect to all other filings listed in Section 4.2(c)(ii) of the Investor Disclosure Letter) make the filings listed in Section 4.2(c) of the Investor Disclosure Letter; and

(3) AFSI and the Investor, as applicable, shall as soon as practicable after the date of this Agreement (and, in any event, within thirty (30) days after the date hereof) make any other filings required by any Governmental Authority (which, for all purposes of this Section 5.2(b), shall not include any Tax Authority) necessary to consummate the transactions contemplated hereby.

In addition, reasonably promptly following the date hereof and in any case prior to the Closing, the Seller and the Company shall (x) make all filings necessary to and use reasonable best efforts to reasonably promptly obtain all consents and approvals from all applicable Governmental Authorities necessary or appropriate to enter into each of the contracts set forth on Section 5.2(b)(x) of the Seller Disclosure Letter (the “Pending Related Party Agreements”) required prior to the entry into such contracts by the parties thereto and (y) upon receipt of all such consents and approvals with respect to a Pending Related Party Agreement whether before or after the Closing, the Seller or applicable Non-Company Affiliate, on the one hand, and the Company or the applicable Company Subsidiary, on the other hand, shall execute each Pending Related Party Agreement (unless otherwise agreed by the Seller, on the one hand, and, prior to the Closing, the Investor, or, after the Closing, the Company, on the other hand) such that upon execution each Pending Related Party Agreement is a valid and binding Contract of all of the parties thereto (subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity) and is in full force and effect.

(c)       The Seller and the Investor shall use their reasonable best efforts to (i) respond promptly to inquiries from the applicable Governmental Authorities in connection with such filings, including providing any supplemental information that may be requested by such Governmental Authorities, (ii) promptly advise the other Party upon receiving any material communication from any Governmental Authority, including promptly furnishing the other Party copies of any material written or electronic communications, (iii) to the extent practicable, permit the other Party to review in advance and consult on any material communication delivered to any Governmental Authority and in good faith consider any comments of the other Party thereon and (iv) provide to the other Party copies of any filings at the time they are filed with the applicable Governmental Authorities; provided, that neither Party shall be obligated to provide such information (or may redact such information) if such Party is advised in writing by internal or external counsel that doing so would violate Applicable Law, breach a Contract to which it is a party as of the date hereof or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose such Party to risk of liability for disclosure of sensitive or personal information (it being understood that the Parties shall, and shall cause their respective controlled Affiliates to, use reasonable best efforts to enable such information to be furnished or made available to the requesting Party or its representatives without so jeopardizing privilege or protection, incurring liability or contravening Applicable Law or Contract, agreement or obligation, including by entering into a customary joint defense agreement or common interest agreement with the requesting Party to the extent such an agreement would preserve the applicable privilege or protection). AFSI and the Investor shall use reasonable best efforts to oppose any motion or action for temporary, preliminary or permanent injunction against the transactions contemplated by this Agreement and the Ancillary Agreements. The Parties shall furnish to each other such necessary information and reasonable assistance as the others may reasonably request in connection with its preparation of any filing or submission that is necessary under Applicable Law or to otherwise comply with the Parties’ obligations under this Section 5.2. Each Party shall keep the other apprised of the status of any material communications with, and any inquiries or request for additional information from, Governmental Authorities with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and each Party shall use its reasonable best efforts to defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby. Without limiting Section 7.1(a), in the event that an approval of a Governmental Authority referred to in this Section 5.2(c) has not been obtained as of the Closing, the Parties shall continue to use their respective reasonable best efforts to obtain such approvals in accordance with and subject to the other terms of this Section 5.2(c), until such approval is granted or finally denied by the applicable Governmental Authority. Except as otherwise provided herein, the Investor and AFSI shall be responsible for their respective fees and all costs and submissions of all regulatory filings related to any required approvals from Governmental Authorities; provided that the Investor shall be responsible for all fees and costs and submissions associated with the filing listed on Section 4.2(c)(i) or 4.2(c)(ii) of the Investor Disclosure Letter; provided, further, that AFSI shall be responsible for all fees and costs associated with the filings listed on Section 3.2(c)(i) and the filings required in connection with the Pending Related Party Agreements. Notwithstanding anything herein to the contrary, neither the Seller nor the Investor shall be obligated to agree to any arrangement that would be reasonably likely to materially adversely impact the economic, tax or business benefits to the Seller, Investor or any of their Affiliates of the transactions contemplated hereby, taken as a whole (a “Burdensome Condition”). In connection with the matters contemplated by this Agreement, the Seller shall, and shall cause the Company and Company Subsidiaries to use commercially reasonable efforts prior to the Closing Date (i) to give all notices to third parties and, at the Company’s cost and expense, to obtain all third party Consents and assignments in connection with the transactions contemplated hereby and by the Ancillary Agreements, in each case required with respect to the Contracts set forth on Section 5.2(c) of the Seller Disclosure Letter, as such Schedule may be amended through the Closing Date by mutual agreement of the Parties, and (ii) to identify and give all notices to third parties and, at the Company’s cost and expense, to obtain any third party consents required to permit any recipient or provider of scheduled services pursuant to the Transition Services Agreement to receive or provide such services; provided, however, that except as otherwise provided on Section 5.2(c) of the Seller Disclosure Letter, the Seller and its Affiliates shall not be required to pay or commit to pay any amount to (or incur any extraordinary or unreasonable obligation in favor of) any Person from whom any such Consent or assignment may be required (other than nominal filing or application fees) or agree to any amendments to any Contract and shall not agree to any amendments to any Contract that would have or would reasonably be expected to have a material adverse impact on the Tecmo Business. AFSI and the Company shall use reasonable best efforts to promptly advise the Investor upon receiving any such consents and, to the extent practicable, permit the Investor to review in advance and consult with respect to the content and substance of such consents.

(d)       At the Closing, the Company shall reimburse AFSI and the Investor and their applicable Affiliates for all of their respective Direct Set-Up Expenses.

(e)       With respect to any of the consents identified in Section 5.2(e) of the Seller Disclosure Letter, in the event that it appears that one or more of such consents may not be obtained at or prior to the Closing, (i) if the receipt of such consent is a condition to the Investor’s obligation to consummate the Closing pursuant to Section 7.3(e), at the request of Seller, the Investor shall negotiate in good faith with the Seller to adjust the consideration payable for the transactions hereunder or otherwise to enter into an alternative economic arrangement such that the Investor would be fairly compensated for the failure to obtain such consent (so long as such consent is outstanding) and, upon reaching mutual agreement for such adjustment or alternative arrangement (in Seller’s and Investor’s discretion), the condition relating to failure to achieve such consent shall be deemed satisfied, and (ii) after the Closing, the Parties shall continue to work in good faith to obtain such outstanding consents.

5.3       Access to Information; Other Contacts.

(a)       From and after the date of this Agreement until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, AFSI shall, and shall cause the Company, the Company Subsidiaries and, to the extent related to the Tecmo Business, each Non-Company Affiliate to allow the Investor and its accountants, counsel and other representatives, at the Investor’s expense, to make such reasonable investigation or gain access to, as applicable, during business hours of the business, managerial personnel, operations, records, data, assets and properties of the Company, the Company Subsidiaries and, to the extent related to the Tecmo Business, each Non-Company Affiliate as reasonably necessary in connection with the transactions contemplated by this Agreement; provided that such investigation shall not unreasonably interfere with the business operations of such Company, Company Subsidiary, or Non-Company Affiliate. AFSI shall, or cause the Company, the Company Subsidiaries and Non-Company Affiliates to, as applicable, furnish the Investor and its representatives (including the Lenders) with such financial, operating and other data and information and copies of documents with respect to the Company, the Company Subsidiaries and, to the extent related to the Tecmo Business, each Non-Company Affiliate or any of the transactions contemplated by this Agreement as the Investor shall from time to time reasonably request. All access and investigation pursuant to this Section 5.3 shall occur only upon reasonable notice during normal business hours. Notwithstanding anything to the contrary in this Agreement, AFSI and their Affiliates, including the Company, shall not be required to disclose any information to Investor pursuant to this Section 5.3 if such disclosure would reasonably be expected to cause material competitive harm or if such disclosure would, in the reasonable determination of Seller’s internal or external counsel, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any Applicable Law, fiduciary duty or Contract entered into prior to the date hereof; provided, that AFSI shall use its reasonable best efforts to provide such disclosure in a manner that does not result in any waiver of such privilege or violation of such Applicable Law, fiduciary duty or Contract, as applicable, including entering into appropriate confidentiality, joint defense or similar documents or arrangements so that the Investor and its representatives may have access to such information.

(b)       During the period between the date hereof and the Closing, none of the Investor, Affiliates of the Investor and their respective agents, employees, advisors and representatives may contact or communicate with a Person known by such Person to be a customer, supplier, licensor or other third party business relationship of the Seller, its Affiliates, the Company or any Company Subsidiary with respect to the Tecmo Business or the transactions contemplated hereby without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

5.4       Books and Records; Access; Assistance.

(a)       Subject to their document retention policies and procedures: (i) prior to the Closing, AFSI shall, and shall cause the Company and the Company Subsidiaries and, with respect to the Tecmo Business, the Non-Company Affiliates to, and the Company and the Company Subsidiaries shall, and (ii) from and after the Closing, the Company and the Company Subsidiaries shall, preserve and retain (or cause to be preserved and retained) all accounting, legal, auditing and other books and records over which it has control to the extent relating to the conduct of the Tecmo Business prior to the Closing Date as required by Applicable Law.

(b)       From and after the Closing, if, in order to properly prepare documents required to be filed with Governmental Authorities (which, for all purposes of this Section 5.4(b), shall not include any Tax Authority) or its financial statements, or for any other reasonable business purpose, it is necessary that the Seller (or its Affiliates or its or their successors), on the one hand, or the Investor (or its Affiliates or its or their successors), on the other hand, be furnished with additional information of the type described in Section 5.4(a) above, and such information is in the possession or control of the other Party, except as would, in reasonable determination of such Party’s external counsel (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any Applicable Laws, fiduciary duty or Contract (provided, that such Party shall use its reasonable best efforts to provide such information in a manner that does not result in any waiver of such privilege or violation of such Applicable Law, fiduciary duty or Contract, as applicable, including entering into appropriate confidentiality, joint defense or similar documents or arrangements), such other Party agrees to use its reasonable best efforts to furnish such information to the party that requires such information and provide reasonable access to any employees or other relevant personnel that may be reasonably required to be consulted with in connection with any such purpose, in each case, at the cost and expense of the Party being furnished such information or access to such employees or personnel, as applicable; provided, however, that no Party shall be required to disclose any information pursuant to this Agreement if the Investor or any of its Affiliates, on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse parties in litigation and such information is reasonably pertinent thereto.

(c)       Nothing in this Section 5.4 shall be deemed to modify, expand or diminish any information rights to which a Party is entitled pursuant to the LLC Agreement.

5.5       Confidentiality.

(a)       The Investor acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the obligations under the Confidentiality Agreement shall terminate except with respect to provisions regarding disclosure and use of confidential information not related to the Tecmo Business, which shall continue in accordance with the terms of the Confidentiality Agreement. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms; provided, however, that notwithstanding anything in the Confidentiality Agreement to the contrary, nothing contained therein shall restrict the disclosure or use of any information by the Investor or its Affiliates (i) prior to the Closing, in connection with the Financing; provided that such information is disclosed only to potential financing sources’ or their Affiliates respective representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties, (ii) prior to the Closing, to accountants or ratings agencies in connection with the Financing; provided that such accountants or ratings agencies are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties; or (iii) in any litigation between the Investor or any of its Affiliates (including, after the Closing, the Company and the Company Subsidiaries), on the one hand, and the Seller or any of its Affiliates, on the other hand, including in pursuing a claim for indemnification under this Agreement, and such information is reasonably pertinent thereto.

(b)       The Investor and the Company shall, and the Company shall cause the Company Subsidiaries to, to the extent it has any nonpublic information relating to or received from the Seller or any of its Affiliates or representatives not relating to the Tecmo Business (any such information, the “Seller Information”) (i) treat the Seller Information strictly confidentially except to the extent that the applicable party is required to disclose such information by judicial or administrative process or pursuant to Applicable Law (in which case such party shall notify the Seller and cooperate reasonably in obtaining any appropriate protective order or other limitation to maintain the confidentiality of such information) or such information can be shown to have been in the public domain through no fault of the applicable party, (ii) except as provided in the foregoing clause (i), not use the Seller Information for any purpose and (iii) to the extent the Seller Information is documented or exists in written, photographic or other physical form, promptly upon discovery thereof return such information (and any copies made thereof) to the Seller, and, to the extent it is stored in electronic form, make a copy available to the Seller and expunge such information from any computer or other data carrier, in each case promptly after the Closing.

(c)       AFSI shall, and shall cause their respective Affiliates to, (i) to the extent any of them has any nonpublic information relating to or received from the Investor or any of its Affiliates or representatives not relating to the Tecmo Business (any such information, the “Investor Information”) (A) treat the Investor Information strictly confidentially and (B) take all appropriate steps to safeguard all Investor Information and Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft, except to the extent that the applicable party is required to disclose such information by judicial or administrative process or pursuant to Applicable Law (in which case such party shall notify the Investor and cooperate reasonably in obtaining any appropriate protective order or other limitation to maintain the confidentiality of such information) or such information can be shown to have been in the public domain through no fault of the applicable party, (ii) except as provided in the foregoing clause (i), not use the Investor Information for any purpose and (iii) to the extent the Investor Information is documented or exists in written, photographic or other physical form, promptly upon discovery thereof return such information (and any copies made thereof) to the Investor, and, to the extent it is stored in electronic form, make a copy available to the Investor and expunge such information from any computer or other data carrier, in each case promptly after the Closing.

(d)       Notwithstanding the provisions of this Section 5.5 or the Confidentiality Agreement, on and after the Closing Date, the Investor and its Affiliates will be permitted on a confidential basis (i) to disclose to their respective and prospective members, limited partners and stockholders (who may disclose to their direct and indirect investors) the fact that the Closing has occurred, the consideration paid hereunder, other items directly relating to such consideration and other types of information that are customary for private equity funds to provide to their respective and prospective members, limited partners, direct and indirect investors and stockholders and (ii) to disclose in connection with normal fund raising and related marketing or informational or reporting activities of the Investor and/or any of its respective Affiliates, including on their websites and in their marketing materials, any such information permitted to be disclosed pursuant to clause (i) above (other than Confidential Information) and any information previously provided as part of a press release or public announcement issued or made with the prior written consent of the Parties.

5.6       Employees.

(a)       Subject in each case to all Applicable Laws and the terms of the LLC Agreement, effective no later than immediately prior to the Closing (but may be earlier), AFSI shall cause each Business Employee (other than an Inactive Employee) to transfer employment from AFSI or a Non-Company Affiliate employing such Business Employee, to the Company or a Company Subsidiary. Prior to the Closing, AFSI shall make available to the Investor compensation and benefits information for the Business Employees that the Seller determines to be reasonably necessary for the Investor to fulfill its obligations under this Section 5.6.

(b)

(1)       Effective immediately upon the Closing, the Company shall, and shall cause the Company Subsidiaries to, continue the employment of all individuals who are Business Employees and employed by the Company or a Company Subsidiary as of the Closing, including all full-time and part-time Business Employees, Business Employees on vacation or who have taken a personal day or occasional absence day as currently defined in Seller’s or the Company’s or the Company Subsidiaries’ policies, and all Business Employees who are on an approved leave of absence, whether paid or unpaid

(the “Transferred Employees”); provided that, except as otherwise required by Applicable Law, any Business Employee who, as of the Closing, is on (A) short-term or long-term disability leave, (B) continuous leave under the Family Medical Leave Act of 1993 of more than two (2) weeks or (C) military leave (together, “Inactive Employees”), will not become a Transferred Employee upon the Closing. In the case of such Inactive Employee, the Company shall (x) cause the Company or its Subsidiary to, and the Company or its Subsidiary shall, offer employment to such Inactive Employee, to the extent such employee is able to commence employment (including with any reasonable accommodation), with the Company or its Subsidiary on the terms and conditions generally applicable to Transferred Employees under this Section 5.6 (and in a comparable position with substantially similar duties and at a work location that is within twenty-five (25) miles of, in each case, those in effect immediately prior to Closing) at such time, if any, such Business Employee has been cleared for and presents himself or herself to the Company for active employment within the six (6)-month period immediately following the Closing Date (or any such longer period during which AFSI or its Subsidiaries, or the Company or its Subsidiaries, are required by Applicable Law) to commence employment upon his or her return from such leave, and such Inactive Employee shall be deemed to be a “Transferred Employee” for all purposes hereunder on the date such Inactive Employee accepts such offer to commence active employment with the Company and the Company Subsidiaries and (y) reimburse the Seller for any insurance premium and other costs incurred in respect of an Inactive Employee during the period from the Closing Date through the date such Inactive Employee becomes a Transferred Employee in accordance with the preceding clause (x). Except as otherwise provided for in any agreement between the Parties or as required by the terms of such Business Benefit Plan or Applicable Law, each Business Employee shall cease to actively participate in or accrue benefits under any Business Benefit Plan (other than any Assumed Company Benefit Plan) as of the time the Business Employee becomes a Transferred Employee.

(2)       As of the Closing Date (or, in the case of an Inactive Employee, the date such Person becomes a Transferred Employee) and for the period beginning on the Closing Date and ending on the first anniversary thereof, the Company shall, and shall cause the Company Subsidiaries to, provide to each Transferred Employee continuing employment with the Company with (A) base salary or base wage rate that is no less than the base salary or base wage rate of such Transferred Employee immediately prior to the Closing Date, (B) short-term cash incentive bonus opportunities that are no less favorable than the short-term cash incentive bonus opportunities in effect for such Transferred Employee immediately prior to the Closing Date and (C) other employee benefits, excluding defined benefit pension, equity or equity-based, nonqualified or deferred compensation or retiree welfare benefits, that are substantially comparable in the aggregate to the compensation and benefits, excluding defined benefit pension, equity or equity-based, nonqualified or deferred compensation or retiree welfare benefits, provided to the Transferred Employee immediately prior to the Closing Date under a Business Benefit Plan.

(c)       Prior to 11:59 p.m. on the day immediately preceding the Closing Date, AFSI shall cause any employee bonuses for Transferred Employees in respect of any fiscal year of Seller that has been completed prior to such time (a “Completed Year Annual Bonus”) to be paid in full on the terms applicable to such Completed Year Annual Bonus and the Company and its Subsidiaries shall have no Liability with respect thereto thereafter; provided, that to the extent the Seller is unable to finally determine the allocations of the Completed Year Annual Bonus to individual employees prior to the Closing Date, the aggregate amount of such bonuses as determined by Seller prior to the Closing shall be included in Indebtedness (without duplication for any amounts included in Working Capital or taken into account for purposes of Closing Cash), with an additional payment by the Seller to the Company, at the time such allocations are finally determined, of the employer’s portion of actual payroll taxes due thereon; the Company and its Subsidiaries shall make such bonus payments to the Transferred Employees as and when directed in writing by the Seller, in an amount equal to the aggregate amount of the payments in respect of the Completed Year Annual Bonus included in Indebtedness. For the avoidance of doubt, it is understood that Seller shall provide such written direction, and such Completed Year Annual Bonuses shall be paid by the Company to recipients, no later than sixty (60) days following the Closing Date. To the extent not paid prior to the Closing and, without limiting the foregoing, the Liability for any employee bonuses for Transferred Employees pursuant to the terms of a Business Benefit Plan that have been accrued for in Working Capital in determining the Final Purchase Price by the Company or any Company Subsidiary in respect of the Transferred Employees in respect of the year in which the Closing occurs (the “Closing Year Annual Bonus”) shall be assumed and paid by the Company or the Company Subsidiaries in the ordinary course of business on the terms applicable to such Closing Year Annual Bonus (x) in effect on the date hereof pursuant to an Assumed Company Benefit Plan previously provided to Investor and listed in Section 3.7(a) of the Seller Disclosure Letter or (y) pursuant to an Assumed Company Benefit Plan established by Seller or its Affiliates prior to the Closing in accordance with the terms of this Agreement.

(d)       To the extent that any Transferred Employee participates in the Seller Long-Term Incentive Plan prior to the Closing Date, the Company shall, and shall cause the Company Subsidiaries, to implement a long-term incentive plan or arrangement for the benefit of any such Transferred Employee. The Company shall, and shall cause the Company Subsidiaries to, replace any unvested equity-based award granted pursuant to the Seller Long-Term Incentive Plan that is outstanding immediately prior to the Closing and that is held by a Transferred Employee with an award of substantially equivalent economic value as of the Closing Date (as mutually agreed by the Seller and the Investor) and, unless otherwise mutually agreed by the Seller and the Investor, with the substantially equivalent vesting and payment terms as the award granted under the Seller Long-Term Incentive Plan (and payable on such other terms as would not trigger adverse tax consequences under Section 409A of the Code or any equivalent legislation in any other jurisdiction). From the date hereof through the Closing, neither AFSI nor any of its Affiliates shall grant any award pursuant to the Seller Long-Term Incentive Plan to a Business Employee without the prior written consent of the Investor.

(e)       The Company shall, and shall cause the Company Subsidiaries to (i) as of the Closing, offer each Transferred Employee who was eligible for such benefits from Seller prior to the Closing Date participation in medical, dental, prescription drug and vision insurance, life and long-term disability insurance, (ii) give each Transferred Employee credit under each employee benefit plan and personnel policy that covers such Transferred Employee after the Closing Date including 401(k), vacation, paid-time off, severance pay benefits, and any awards granted pursuant to Section 5.6(d), for all purposes under such plans and policies, for such Transferred Employee’s service with Seller and its Affiliates prior to the Closing Date credited for the same purpose under a similar Business Benefit Plan as if it had been service with the Company or its Subsidiary, but in each case not for any purposes under any defined benefit plan, (iii) use reasonable efforts to, in the calendar year in which the Closing Date occurs, allow such Transferred Employee to participate in each plan providing health and welfare benefits (including medical, dental, vision, life and long-term disability insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Transferred Employee by the corresponding Business Benefit Plans immediately prior to the Closing, and (iv) use reasonable efforts to, in the calendar year in which the Closing Date occurs, credit such Transferred Employee with any expenses that were covered by the analogous Business Benefit Plans providing health benefits immediately prior to the Closing for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans, except in each case of clauses (ii) – (iv) above, where such crediting would result in duplicate benefits or compensation with respect to the same period of service and only to the same extent such service was credited for the same purpose under the applicable Business Benefit Plan immediately prior to the Closing.

(f)       The Company shall, and shall cause the Company Subsidiaries to credit each Transferred Employee with all paid-time off that such Transferred Employee is entitled to use but has not used as of the Closing Date as accurately reflected as of the Closing Date in the books and records related to Transferred Employees provided to the Investor pursuant to Section 5.6(a) (including any earned paid-time off to be used in future years, the “Assumed Vacation”), assume all Liability for the payment or provision of such amounts and permit the Transferred Employee to use (or receive payment in respect of) the Assumed Vacation on terms no less favorable than those in effect immediately prior to the Closing. Except for the (x) Company Benefit Plans and (y) Business Benefit Plans that are set forth on Schedule 5.6(f), (together, the “Assumed Company Benefit Plans”), the Seller and its Affiliates (other than the Company and any of the Company Subsidiaries) shall assume and/or retain the sponsorship of and be solely responsible for all Liabilities and obligations relating to or at any time arising under or in connection with any Business Benefit Plan and any other compensation or benefit plan, program, agreement, contract, policy or arrangement of any kind at any time maintained, sponsored or contributed to or required to be contributed to by any of the Seller or any of its Affiliates, or under or with respect to which any of the Seller or any of its Affiliates has any current or contingent Liability or obligation, other than any plan first established by the Company or the Company Subsidiaries following the date hereof to comply with the requirements of this Section 5.6.

(g)       The Company shall, and shall cause the Company Subsidiaries to (i) following the Closing, for the avoidance of doubt, be solely responsible for any severance-type benefits owed to any (1) Transferred Employee employed by the Company or Company Subsidiaries on the Closing Date whose employment terminated following the Closing and (2) Business Employee employed by the Company or any of its Subsidiaries whose employment terminated at or prior to the Closing, but which remain payable on or after the Closing solely to the extent the Liability for any severance-type benefits owed to any such terminated Business Employee has been accrued for in Indebtedness in respect of such terminated Business Employees; and (ii) from the Closing Date until the first anniversary thereof, provide all Transferred Employees with coverage under a severance policy no less favorable than as set forth in Schedule 5.6(g).

(h)       Except as provided below, no assets of any Business Benefit Plan or other benefit or compensation plan, program, policy, agreement, arrangement or contract of AFSI or any Non-Company Affiliate shall be transferred to the Company or its Subsidiaries or to the Investor or any of its Affiliates.

(1)       Effective as soon as practicable following the Closing Date, at the Company’s sole cost and expense, the Company shall, and shall cause the Company Subsidiaries to, establish or designate one or more employee benefit plans of the Company and its Affiliates that are defined contribution plans for the benefit of the Transferred Employees in the United States and Canada intended to be tax-qualified under the applicable provisions of the Code and other Applicable Law and to accept eligible rollover distributions of the Transferred Employees’ account balances (including any loans) under any analogous plans of the Seller and its Affiliates. As of the Closing, AFSI shall take all actions necessary or appropriate to cause all Transferred Employees who participate in any 401(k) plan that is a Business Benefit Plan (the “Seller 401(k) Plan”) to be fully vested in their account balances under the Seller 401(k) Plan, and AFSI shall make to the Seller 401(k) Plan all employer contributions that would have been made on behalf of such employees had the transactions contemplated by this Agreement not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date.

(2)       As soon as practicable following the Closing Date, (i) AFSI shall, or shall cause the Seller’s Subsidiaries to, transfer to the Company or its Subsidiaries an amount in cash equal to the excess, if any, of the aggregate contributions to the Seller flexible spending account plan maintained in the United States intended to be covered under Section 125 of the Code with respect to Transferred Employees and their dependents (the “Seller Flexible Spending Account Plan”) made by Transferred Employees prior to the Closing Date for the plan year in which the Closing Date occurs over the aggregate reimbursement payouts made to Transferred Employees prior to the Closing Date for such year from such plan and (ii) the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to cause such amounts to be credited to each such Transferred Employee’s flexible spending accounts plan maintained in the United States by the Company intended to be covered under Section 125 of the Code (the “Company Flexible Spending Account Plan”). In connection with such transfer, the Company shall deem that such employees’ deferral elections made under the Seller Flexible Spending Account Plan for the plan year in which the Closing Date occurs shall continue in effect under the Company Flexible Spending Account Plan for the remainder of the plan year in which the Closing Date occurs. If the aggregate reimbursement payouts made to Transferred Employees from the Seller Flexible Spending Account Plan prior to the Closing for the plan year in which the Closing Date occurs exceed the aggregate accumulated contributions made by the Transferred Employees to such plan prior to the Closing Date for such plan year, the Company shall make a payment equal to the value of such excess to Seller as soon as practicable following the Company’s receipt of additional contributions from the applicable Transferred Employee.

(i)       AFSI shall assign, and the Company shall, and shall cause the Company Subsidiaries (from and after the Closing) to (i) assume and honor the terms of, and (ii) be solely responsible for all Liabilities and obligations relating to or at any time arising under or in connection with, each Assumed Company Benefit Plan, except as otherwise provided under Applicable Law. The Seller and its Affiliates (other than the Company and the Company Subsidiaries) shall be solely responsible for any Liabilities and obligations under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-9) with respect to any Business Employees (or their eligible dependents), who have a “qualifying event” (within the meaning of Section 4980B of the Code) on or before the Closing, and the Company and its Subsidiaries shall be solely responsible for any Liabilities and obligations under Section 4980B of the Code with respect to all “M&A qualified beneficiaries,” who become Transferred Employees (or their eligible dependents) and who have a “qualifying event” after the Closing.

(j)       AFSI shall take, or shall cause their respective Affiliates (including, prior to, on and after the Closing, the Company and its Subsidiaries) to take, all steps reasonably necessary to transfer to the Company or one of its Subsidiaries sponsorship of the work permits for those Transferred Employees who are foreign nationals, effective not later than the Closing. AFSI and the Investor shall cooperate as reasonably necessary to effect the transfer of sponsorship of all such foreign national Transferred Employees to the Company or one of its Subsidiaries, as applicable.

(k)       After the Closing, the Company shall, and shall cause the Company Subsidiaries to, permit Seller (and its Affiliates) to have access to Transferred Employees that Seller or its Affiliates may reasonably need in order to defend or prosecute any legal or administrative action to which Seller or any of its Affiliates is a party and which relates to the conduct of the Company or the Company Subsidiaries prior to the Closing (except to the extent the Investor, the Company or the Company Subsidiaries or their respective Affiliates are an opposing party in such action); provided that such access will not interfere with such employee’s work obligations; and provided, further, that AFSI shall pay for any travel or other expenses incurred by such employee in connection with such access and reimburse the Company for the loss of such employee’s services for the period of such access at a rate to be mutually agreed by the Investor and AFSI. After the Closing, the Company shall, and shall cause the Company Subsidiaries to, cooperate with the Seller (and its Affiliates) in providing access to relevant data and employment records of Transferred Employees reasonably necessary to administer the benefits of Transferred Employees under any Business Benefit Plan, subject to any limitations imposed under Applicable Law.

(l)       The Investor and Seller hereby agree that the Company and AFSI shall follow the standard procedure for United States employment tax withholding as provided in Section 4 of Rev. Proc. 2004-53, 2004-34 I.R.B. 320. Accordingly, for Transferred Employees subject to United States employment Taxes, AFSI shall have United States employment tax reporting responsibilities up to and including the Closing Date and the Company shall have United States employment tax reporting responsibilities effective following the Closing Date.

(m)       This Section 5.6 shall survive the Closing and shall be binding on all successors and assigns of AFSI, the Investor, the Company and the Company Subsidiaries. AFSI shall reasonably cooperate, and cause their respective Affiliates to cooperate, as appropriate to carry out the provisions of this Section 5.6. Following the date hereof, the Investor shall provide reasonable cooperation and assistance in connection with the Company’s compliance with the covenants and agreements set forth in this Section 5.6, including in connection with any steps reasonably taken by AFSI, the Company or the Company Subsidiaries prior to Closing in preparing to comply with such covenants and agreements that apply from and after the Closing. None of AFSI or the Non-Company Affiliates shall have any Liability hereunder in respect of any breach or default in performance or non-performance by any of them of the covenants and agreements set forth in this Section 5.6 to the extent that AFSI reasonably relied on the cooperation of the Investor or its respective employees, agents or representatives, and such breach, default or non-performance is attributable to any failure or defect in providing such cooperation or the performance of such services. For clarity, nothing in this Section 5.6(m) shall excuse any breach of any agreement of the Investor set forth in Section 3.11 of the LLC Agreement. Notwithstanding anything in this Agreement to the contrary (including ARTICLE IX), the right to seek an injunction or injunctions to prevent breaches of this Section 5.6 by the Investor or to enforce specifically the performance of the terms and provisions of this Section 5.6 by the Investor pursuant to and in accordance with Section 11.9 shall be the sole and exclusive remedy with respect to any breach (or potential breach) of any provision of this Section 5.6 by the Investor (it being understood and agreed that this sentence shall not be deemed to limit any remedies in respect of a breach of this Section 5.6 by the Company).

(n)       Nothing set forth in this Section 5.6 or ARTICLE IX, express or implied, shall confer any rights or remedies of any nature whatsoever by reason of this Section 5.6, including any third party beneficiary rights, upon any employee or former employee of the Company or any Company Subsidiary, any Transferred Employee or upon any other Person other than the Parties and their respective successors and assigns or shall: (i) establish or constitute an amendment to any Business Benefit Plan or any other benefit or compensation plan program, policy, contract, agreement or arrangement; or (ii) alter or limit the ability of the Investor or any of its Affiliates (including following the Closing, the Company and any of the Company Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, contract or arrangement at any time. Nothing in this Section 5.6 shall obligate the Investor, the Company or the Company Subsidiaries to continue the employment or service or any term or condition of employment or service of any Transferred Employee or other Person for any specific period, or limit the ability of the Investor or any of its Affiliates (including following the Closing the Company or any Company Subsidiaries) to terminate the employment or service of any Person (including any Transferred Employee) following the Closing at any time and for any or no reason.

5.7       Notification of Layoffs.

Prior to the Closing, AFSI shall notify the Investor of any employee layoffs, by date and location, implemented by each of the Company and the Company Subsidiaries in the ninety (90)-day period preceding the Closing Date.

5.8       Reserved.

5.9       Directors and Officers; Insurance.

(a)       From and after the Closing, the Investor shall cause the Company and the Company Subsidiaries to take all necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any officers, directors or equivalent positions in non-corporate or non-US entities of Company or the Company Subsidiaries, as of the Closing Date (collectively, the “D&O Indemnitees”), as provided in the organizational documents of the Company and the Company Subsidiaries in effect on the date of this Agreement, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Company and the Company Subsidiaries after the Closing.

(b)       The Investor acknowledges and agrees that, from and after the Closing Date, the Company, the Company Subsidiaries and the Assets shall cease to be insured by any insurance policies or any self-insured programs of the Seller or its Affiliates. Notwithstanding the foregoing, with respect to workers compensation policies or any “occurrence basis” insurance policies for which the Company and the Company Subsidiaries cannot reasonably obtain insurance coverage from and after the Closing, in connection with the Company and the Company Subsidiaries or the Assets, in respect of events occurring prior to and including the Closing Date, including claims that might be brought after the Closing but arising from events that occurred prior to Closing, AFSI shall use commercially reasonable efforts to retain and administer all such claims and claims payments, to the extent reasonably practicable, including assisting the Company and the Company Subsidiaries (at the Company’s expense) in asserting claims for any loss, liability or damage suffered in connection with matters covered by such policies; provided that the Company shall reimburse AFSI for any claims actually paid or borne under any such deductible or self-insured retention or other out-of-pocket costs and for the increase in the cost of insurance premiums directly related to such claims, all such reimbursement payments to be made within thirty (30) days of AFSI’s request. The terms of such policies, including any deductibles and self-insured retentions, shall remain unaffected by the terms of this Agreement. AFSI shall use commercially reasonable efforts to obtain recoveries under such policies and shall remit to the Company any recoveries in respect of such claims. The Company and the Company Subsidiaries shall cooperate with AFSI relative to all claim negotiation and settlement opportunities. In the event that any Litigation is required for coverage to be asserted against any insurer or a claim to be perfected, the Company shall control such actions and do so at the Company’s sole expense. For the avoidance of doubt, this Section 5.9 shall not limit or modify AFSI’s indemnification obligations pursuant to ARTICLE VI or ARTICLE IX.

(c)       The Parties shall, at the Company’s cost and expense, cause the Company and any applicable Company Subsidiary to purchase and maintain a customary directors’ and officers’ liability insurance policy that shall take effect at Closing in respect of any directors or officers of the Company or any Company Subsidiary, in amounts and with terms and conditions determined by the board of directors of the Company or such Company Subsidiary and consented to by the Seller (not to be unreasonably withheld, conditioned or delayed), as applicable. Furthermore, the Seller shall, on behalf of the Company and each Company Subsidiary, purchase a “tail policy” with substantially the same coverage and amounts containing terms and conditions that are at least as favorable as the policy (or policies) currently in effect with respect to actions and omissions occurring prior to the Closing Date by any director or officer of any Company Subsidiary as of the Closing Date; provided, that such policy be reasonably acceptable to the Investor. The fees, costs and expenses incurred in connection with such “tail policy” shall be reimbursed by the Company as Direct Set-Up Expenses.

5.10       Investor Financing Covenant.

(a)       Prior to the earlier of the Closing and the termination of this Agreement, the Investor shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable for it or the Company or the Company Subsidiaries, as applicable, to arrange the Financing on the terms and conditions described in the Commitment Letters (and any flex provisions existing on the date hereof in the related fee letter) or such other terms that would not be prohibited by Section 5.10(c), including using reasonable best efforts to take, or cause to be taken, all actions necessary to (i) satisfy (or obtain the waiver of) on a timely basis all conditions applicable to the Investor set forth in the Commitment Letters within its control and maintain the Commitment Letters in full force and effect until the initial funding of the Financing; (ii) negotiate and, assuming all conditions to Closing set forth in Sections 7.1 and 7.3 hereof have been satisfied, arrange for the execution of the definitive agreements with respect thereto to be entered into by the Company and the Company Subsidiaries on or prior to the Closing Date on the terms and conditions contemplated by the Commitment Letters (and any flex provisions in the related fee letter) or such other terms that would not be prohibited by Section 5.10(c); (iii) seek to enforce its rights under the Commitment Letters; and (iv) in the event the conditions set forth in the Commitment Letters are satisfied and the Investor is required to consummate the Closing pursuant to Section 2.2, use reasonable best efforts to cause the Lenders to fund the Debt Financing at or prior to Closing and, in the event the Debt Financing is funded or will be funded concurrently with the funding of the Cash Equity, use reasonable best efforts to cause the Equity Investors to fund the Cash Equity. The Investor will furnish correct and complete copies of all such definitive agreements to the Seller promptly upon their execution.

(b)       If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Debt Commitment Letter shall be terminated for any reason (other than a breach by AFSI of this Agreement), the Investor shall use its reasonable best efforts to arrange alternative financing in an amount sufficient to fund the Required Amounts (the “Alternate Financing”) and to obtain, and, if obtained, to provide the Seller with a copy of, a new financing commitment (the “New Financing Commitment”). To the extent applicable, the Investor shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to arrange promptly the Alternate Financing on the terms and conditions described in any New Financing Commitment, including using reasonable best efforts to take, or cause to be taken, all actions necessary to (i) satisfy on a timely basis all conditions applicable to Investor set forth in the New Financing Commitment within its (or its Subsidiaries’) control; (ii) negotiate and, assuming all conditions to Closing set forth in Sections 7.1 and 7.3 hereof have been satisfied, arrange for the execution of the definitive agreements with respect thereto on the terms and conditions (and any flex provisions in the related fee letter) contemplated by the New Financing Commitment or such other terms that would not be prohibited by Section 5.10(c); (iii) seek to enforce its rights under the New Financing Commitment and (iv) in the event the conditions set forth in the Commitment Letters are satisfied and the Investor is required to consummate the Closing pursuant to Section 2.2, use reasonable best efforts to cause the Lenders to fund the Alternate Financing at or prior to the Closing and, in the event that the Debt Financing is funded or will be funded concurrently with the funding of the Cash Equity, use reasonable best efforts to cause the Equity Investors to fund the Cash Equity. Notwithstanding anything contained in this Section 5.10(b) or anything else in this Agreement, in no event shall the reasonable best efforts of the Investor be deemed or construed to require the Investor to, and the Investor shall not be required to, (x) pay any fees (in the aggregate) in excess of those contemplated by the Debt Financing as of the date hereof, (y) agree to conditionality or economic terms of the Debt Financing that are less favorable in the aggregate than those contemplated by the Debt Commitment Letter or related fee letter (including any flex provisions therein) as of the date hereof, or (z) seek the Cash Equity from any source other than those counterparty to, and on the terms set forth in, the Equity Commitment Letter.

(c)       The Investor shall keep the Seller reasonably informed with respect to all material activity concerning the status of the Financing contemplated by the Commitment Letters (or any Alternate Financing contemplated by any New Financing Commitment) and shall give the Seller prompt notice of any material change with respect to such Financing (or Alternate Financing). Without limiting the foregoing, the Investor agrees to notify the Seller promptly, and in any event within two (2) Business Days, if at any time (i) the Commitment Letters (or any New Financing Commitment) shall expire or be terminated for any reason, (ii) any Debt Financing Source notifies the Investor in writing that such source no longer intends to provide financing to the Investor on the terms set forth therein or (iii) for any reason the Investor no longer believes in good faith that it will be able to successfully arrange all or any portion of the Financing contemplated by the Commitment Letters (or any Alternate Financing contemplated by any New Financing Commitment) on the terms described therein. The Investor shall not amend or alter the Commitment Letters (or any New Financing Commitment) without the prior written consent of the Seller to the extent that such amendment or alteration would (x) reduce the aggregate amount to be funded under the Financing to an amount below the Required Amount, (y) impose new or additional conditions or otherwise expand, amend or modify the conditions precedent to funding of the Financing at the Closing in a manner which would be reasonably likely to (i) prevent, delay or impair the ability of Investor to consummate the transactions contemplated by this Agreement at the Closing, (ii) adversely impact the ability of Investor to enforce its rights against the other parties to the Commitment Letters or the definitive agreements with respect thereto or (iii) adversely affect the ability of Investor to timely consummate the Contribution and other transactions contemplated hereby or (z) materially increase the aggregate economic terms of the Debt Commitment Letter as that in effect on the date hereof; provided that, for the avoidance of doubt, no consent from AFSI shall be required for: (1) any amendment, replacement, supplement or modification of the Debt Commitment Letter that is limited to adding bona fide lenders, arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a lender) or reallocating commitments to or among parties to the Debt Commitment Letter or (2) the implementation or exercise of any “flex” provisions provided in the fee letter.

5.11       Debt Financing Cooperation.

(a)       Prior to the Closing, AFSI shall use its reasonable best efforts to, and shall cause the Company and the Company Subsidiaries and their respective officers, employees and advisors (including legal and accounting) to use their reasonable best efforts to provide to the Investor such cooperation and documents as may be reasonably requested by the Investor in connection with the Financing, including: (i) cooperating with the Lenders’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business and operations of the Company or any Company Subsidiary; (ii) participating in a reasonable number of management and other meetings (including customary one-on-one meetings with the lead arrangers for the Debt Financing), presentations, road shows, due diligence sessions and sessions with rating agencies on reasonable advance notice; (iii) executing and delivering any definitive financing documents, including any credit agreements, indentures, note purchase agreements, guarantees, pledge documents, security documents and other definitive financing documents and otherwise facilitating the pledging of, and the granting, recording and perfection of security interests in, share certificates, securities and other collateral; (iv) executing and delivering a solvency certificate in the form attached to the Debt Commitment Letter; (v) reasonably cooperating with the Investor and the Lenders in the preparation of customary offering memoranda, confidential information memoranda, lenders’ presentations and similar documents and other customary marketing materials for prospective lenders and investors and materials for rating agency presentations for any Financing, including providing customary authorization and representation letters to the Lenders as contemplated by the Debt Commitment Letter; and (vi) taking such corporate actions as shall be reasonably requested by the Investor to authorize and permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to finance the transactions contemplated in this Agreement (subject to any limits on the use of proceeds set forth herein); provided that (u) such requested cooperation does not materially and adversely interfere with the ongoing operations of Seller and its Affiliates, including the Company; (v) until the occurrence of the Closing, none of the Company or Company Subsidiaries shall (A) have any liability or any obligation under any agreement or document related to the Financing or (B) be required to incur any other liability in connection with the Financing unless promptly reimbursed (at Closing or within two (2) Business Days of the termination of this Agreement) or satisfactorily indemnified by the Investor (in each case, other than with respect to the authorization letters referred to in clause (v) above or customary representation letters delivered to its accountants); (w) any environmental testing on the property of the Seller or any of its Affiliates for any purpose may be conducted only with the Seller’s consent, which consent may be withheld, conditioned or delayed in Seller’s sole discretion; or (x) approve or enter into any agreement or binding commitment, except such agreements as become effective at or after the Closing (including that none of the boards of directors (or equivalent bodies) of the Company or the Company Subsidiaries shall be required to adopt any resolutions or take similar action approving the Debt Financing that would be effective prior to the Closing), excluding the execution of a solvency certificate as contemplated by clause (iv) above and the Debt Commitment Letter at the Closing and the authorization letters as contemplated by clause (v) above and customer representations letters to its accountants; or (y) take any action that would reasonably be expected to result in the material contravention of, or that would reasonably be expected to result in a material violation of any Applicable Laws. Without limiting the generality of the foregoing, (x) AFSI shall use reasonable best efforts to cause the Company and the Company Subsidiaries to deliver the Required Bank Information and update and correct such Required Bank Information to the extent AFSI becomes aware that any such information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made, (y) AFSI shall notify the Investor promptly, and in any event within two (2) Business Days, if, assuming all conditions to Closing set forth in Sections 7.1 and 7.3 hereof are satisfied, at any time it for any reason no longer believes in good faith that the Company or any Company Subsidiary will be able to borrow all or any portion of the Financing contemplated by the Debt Commitment Letter (or any Alternative Financing contemplated by the New Financing Commitment) on the terms described above and (z) if the Debt Financing is available and all conditions to Closing set forth in ARTICLE VII have been satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing, AFSI and the Investor shall cause the Company and the Company Subsidiaries to, and such Company or such Company Subsidiaries shall, incur and/or guarantee the indebtedness, as applicable, provided for under the Debt Commitment Letter and use the proceeds to consummate the transactions contemplated in this Agreement (subject to any limits on the use of proceeds set forth herein), including by executing and delivering to the Lenders definitive agreements with respect to the Debt Financing and related certificates, instruments and documents contemplated thereby.

(b)       Prior to the Closing, AFSI shall, and shall cause the Company and the Company Subsidiaries to, use reasonable best efforts to obtain customary payoff letters, termination statements, releases and similar evidences of termination to be delivered at Closing (the “Payoff Letters”), to allow for the payoff, discharge and termination (including the termination of all Liens and Seller Guarantees) in full on or prior to the Closing Date of all Indebtedness listed on Schedule III or any other indebtedness for borrowed money incurred after the date hereof and required to be repaid at Closing in connection with the Debt Financing.

(c)       Either (x) at the Closing, the Company shall reimburse the Seller and the Investor (which reimbursement may be paid out of the proceeds from the Debt Financing) or (y) if this Agreement is terminated in accordance with its terms prior to Closing, the Investor shall reimburse AFSI and the Company, in each case, for all of their and their Affiliates’ respective Debt Financing Expenses (which, for the avoidance of doubt, shall include those incurred by AFSI or any of its controlled Affiliates in connection with the cooperation of the Seller and its controlled Affiliates contemplated by this Section 5.11 (other than any costs and expenses incurred in connection with Section 5.11(b)), except to the extent arising from historical information furnished by or on behalf of the Seller, including financial statements, audits thereof and preparation of Audited Financial Statements and other carveout financials). (A) Prior to the Closing, Investor shall indemnify and hold harmless AFSI, their respective controlled Affiliates, and their respective directors, officers, employees, representatives and agents; and (B) following the Closing, the Company shall indemnify and hold harmless AFSI, Investor, their respective controlled Affiliates, and their respective directors, officers, employees, representatives and agents, in each case, from and against any and all Losses suffered or incurred by any of them in connection with arrangement of any financing related to the transactions contemplated by this Agreement and any information used in connection therewith, in each case except to the extent the relevant amounts result from (i) the bad faith, gross negligence or willful misconduct of the applicable Party, its controlled Affiliates, or their respective directors, officers, employees, representatives or agents or (ii) the omission or inaccuracy of any information provided by or on behalf of the applicable Party.

(d)       The Investor acknowledges and agrees that, subject to Section 11.9(b), obtaining financing contemplated by the Commitment Letters, or any Alternate Financing, is not a condition to its obligations under Section 7.1 or Section 7.2 of this Agreement.

(e)       AFSI (on behalf of itself and the Company and its Subsidiaries) hereby consents to and authorizes the use of (i) the Required Bank Information for the purpose of facilitating the Debt Financing and (ii) all of its and its Affiliates’ logos, trademarks and trade names used in the Tecmo Business (subject to AFSI’s quality control guidelines and approval by AFSI (such approval not to be unreasonably withheld, delayed or conditioned)) in connection with the Debt Financing contemplated by the Debt Commitment Letter; provided, that such logos, trademarks and trade names are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and subject to the prior review by, and consent of, the Company (such consent not to be unreasonably withheld or delayed). In addition, AFSI shall cause the Company to, and the Company agrees to, use reasonable best efforts to supplement the written information (other than information of a general economic or industry specific nature) concerning the Company and its Subsidiaries provided pursuant to this Section 5.11 to the extent that any such information, to the knowledge of the Company, contains any material misstatements of fact or omits to state any material fact necessary to make such information concerning the Company and its Subsidiaries, taken as a whole, not misleading in any material respect promptly after gaining knowledge thereof.

5.12       Reserved.

5.13       Intellectual Property Assignments.

No later than ten (10) days after the Closing Date, the Company shall (and shall cause the applicable Company Subsidiaries to), at the Company’s or such Company Subsidiaries’ expense, prepare or cause to be prepared and shall file or cause to be filed, and thereafter use commercially reasonable efforts to pursue in the United States Patent and Trademark Office and those other foreign trademark and patent registries or domestic or foreign registries set forth in Section 5.13 of the Seller Disclosure Letter assignment documents in substance and form reasonably satisfactory to the Seller with respect to the registered and applied for Marks and Patents listed in Section 5.13 of the Seller Disclosure Letter and to record the Company or the applicable Company Subsidiary as the record and beneficial owner of such registered or applied for Marks and Patents. At or prior to the Closing, AFSI shall transfer or cause to be transferred to the Company or the applicable Company Subsidiary the Domain Name registrations listed in Section 5.13 of the Seller Disclosure Letter.

5.14       Reserved.

5.15       Seller Guarantees.

If the Seller so requests, the Parties shall cooperate, work together in good faith and use their respective reasonable best efforts to, at the Seller’s option, obtain the replacement of, and full release of the Seller and its Affiliates (other than the Company and Company Subsidiaries) from each guarantee provided by the Seller or its Affiliates (other than the Company and

Company Subsidiaries) for the benefit of the Company or any Company Subsidiary in connection with the Tecmo Business (i) that is set forth on Section 5.16 of the Seller Disclosure Letter or (ii) under which the aggregate liability is less than $250,000 individually and, when aggregated with all other such guarantees, less than $5,000,000 in the aggregate (each of (i) and (ii), a “Seller Guarantee”) (excluding, for the avoidance of doubt, an offer by the Investor or its Affiliates to substitute its own obligations for those of the Seller or its Affiliates under any Seller Guarantee on no less favorable terms) as of the Closing Date (or, in the event that Investor is not so requested by Seller at least 30 days prior to the Closing, reasonably promptly following the request of Seller). The Company agrees to indemnify and hold harmless the Seller and each of its Affiliates (as applicable) from and against any and all Losses, costs, expenses or obligations (including any attorneys’ fees) incurred under or in respect of any Seller Guarantee after the Closing Date.

5.16       Further Assurances.

(a)       From time to time after the Closing Date, at the request of the other Party, without further consideration and at the expense of the Party so requesting, each of the Parties shall execute and deliver to such requesting Party, or shall cause to be executed and delivered to such requesting Party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting Party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

(b)       If either Party reasonably determines after the Closing that AFSI or any of its Non-Company Affiliates owns any Asset (as defined in Section 3.10(a)), other than (i) any real property, (ii) any such Asset disposed of by the Company or a Company Subsidiary (A) after the date of the applicable Financial Statements and prior to the date hereof in the ordinary course of business, or (B) on or after the date hereof and not in violation of this Agreement, (iii) any asset set forth in Section 3.10(b) of the Seller Disclosure Letter or (iv) any asset of AFSI and its Subsidiaries that are contemplated to be provided for the benefit of the Company and its Subsidiaries pursuant to the terms of the Transition Services Agreement, then such Person shall transfer, assign, and convey, or shall cause any such Asset to be transferred, assigned, and conveyed, to the Company or a Company Subsidiary without any consideration therefor. If any Party reasonably determines after the Closing that the Company or any of its Subsidiaries owns any material tangible or intangible assets (real and personal) that are exclusively used or held exclusively for use in the conduct of the Excluded Businesses (that is not otherwise contemplated to be transferred to the Company or any of its Subsidiaries in connection with this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby (including the Pre-Closing Steps)), then such Person shall transfer, assign, and convey, or shall cause any such asset to be transferred, assigned, and conveyed, to the Seller or its designated Non-Company Affiliate without any consideration therefor. Any such transfer, assignment or conveyance of such asset that occurs prior to Investor’s delivery of the Closing Statement to the Seller shall be deemed to have occurred at the Closing for purposes of calculating Purchase Price and each of the components set forth in the definition thereof.

(c)      If any transfer, assignment or conveyance of any asset, right or property required by Section 5.16(b) would be ineffective or would require any modification to the terms of, or otherwise impair the value of or rights under, such asset, right or property so that the transferee would not in effect acquire the full benefit thereof, then the transferor shall, and shall cause its Affiliates to, either provide a reasonable substitute for such asset, right or property or use commercially reasonable efforts to act as the transferee’s agent in order to obtain for the transferee (or its Affiliates, as applicable) the benefits thereunder and reasonably cooperate in any other reasonable arrangement designed to provide such benefits to the transferee (or its Affiliates, as applicable), in each case, to the maximum extent permitted by Applicable Law.

5.17       Use of Intellectual Property.

(a)       As soon as practicable after the Closing, but in no event later than: (x) with respect to any Seller Designation comprising “AMTRUST”, twelve (12) months after Closing and (y) with respect to all other Seller Designations, the later of: (i) the Company’s and the Company’s Subsidiaries obtaining all Name Change Approvals, or (ii) twelve (12) months after Closing (the “Wind-Down Period”), the Investor shall cause the Company to, and the Company shall and shall cause the Company Subsidiaries to, remove or render illegible all references to the Marks set forth on section (a) of Schedule VI or any variation, derivation, or translation thereof or any name likely to cause confusion with such Marks (but excluding any words set forth on Section (b) of Schedule VI or any variation, derivation, or translation thereof or any name likely to cause confusion with such Marks, provided that, the Company shall not and shall cause the Company Subsidiaries not to use any trademark, service mark or trade name comprising both “TRUST” and “FINANCIAL”) (the “Seller Designations”) appearing on any signage or any sales, marketing, advertising, shipping and related materials (including websites and stationery) used by the Company, in each case, that are then in the possession or under the control of the Company. Seller shall not, and shall cause its Affiliates not to, use any of Amtwarranty.com, Amtequipment.com or Amtwarrantyequipment.com (together, the “Transitional Domain Names”) for a period of 10 years after Closing except as necessary to provide services under the Transition Services Agreement. For the avoidance of doubt, the foregoing shall not prevent Seller, in its sole discretion, from warehousing the Transitional Domain Names to prevent them being registered by a third party. Except as permitted in this Section 5.17, to the extent that any Domain Names or Marks used, registered, or otherwise controlled, as of the Closing Date, by the Company or any Company Subsidiary contain, either alone or in combination, any reference to the Seller Designations, the Investor shall cause the Company and the Company Subsidiaries not to, and the Company shall not and shall cause the Company Subsidiaries not to, make any use thereof after the Closing Date and to abandon all rights in and to such Domain Names and Marks, including abandoning any such registrations and applications for registrations. Notwithstanding the foregoing, should the Company, following the Wind-Down Period, become aware of any Domain Name registration owned by the Company as of the Closing that includes or incorporates the Seller Designations, the Investor shall (x) if such Domain Name registration contains any Mark owned by the Company or a Company Subsidiary, cause the Company and the Company Subsidiaries to, and the Company shall and shall cause the Company Subsidiaries to, promptly cease its use of such Domain Name registration or (y) if such Domain Name registration does not contain any Mark owned by the Company or a Company Subsidiary, cause the Company and the Company Subsidiaries to, and the Company shall and shall cause the Company Subsidiaries to, promptly notify the Seller of the existence of such Domain Name registration and, upon the Seller’s request, the Investor shall cause the Company, and the Company shall cause its Affiliates to, at the sole cost and expense of the Seller (including out-of-pocket expenses and fees, including reasonable attorneys’ fees), assign and transfer all right, title and interest in or to such Domain Name registration to the Seller or an Affiliate of the Seller. The Investor shall cause the Company to and the Company shall use its reasonable best efforts to obtain all Name Change Approvals as soon as reasonably practicable.

(b)       AFSI hereby grants to the Company and its Subsidiaries, on behalf of itself and the Non-Company Affiliates, and subject to the obligations in this Section 5.17, a license, for the Wind-Down Period, to use the Seller Designations and to any other Marks that are owned by AFSI or a Non-Company Affiliate that are used in the Tecmo Business prior to the Closing, for the Company and its Subsidiaries to use such Seller Designations and other Marks, in the same or substantially similar manner, as they were used in the Tecmo Business prior to the Closing. The Investor shall cause the Company and the Company Subsidiaries, and the Company shall, and shall cause the Company Subsidiaries to, use the Seller Designations pursuant to this Section 5.17: (i) in conformity with the practices of the Company prior to Closing; (ii) in a manner that does not harm or disparage the Seller or its Affiliates or the reputation or goodwill of the Seller Designations; and (iii) subject to the Company maintaining the quality of services used in connection with the Seller Designations at a standard at least as high as that of the services with which the Seller Designations were used that were offered and sold by the Company as of Closing.

(c)       The Investor and the Company acknowledge that, except as provided in this Section 5.17, (i) the Company and the Company Subsidiaries will have no right, title or interest in, or any authority or license to use in any manner whatsoever, any Seller Designation; and (ii) any such right, title, interest, authority or license existing immediately prior to the Closing shall automatically terminate simultaneously and effective upon the Closing. None of the Investor, the Company or its Subsidiaries shall be deemed to have violated this Section 5.17, even after the Wind-Down Period by reason of: (A) continued use, for internal purposes only in connection with the Tecmo Business, after the Closing of written or electronic data, materials or assets created before the Closing that include Seller Designations; (B) the appearance of the Seller Designations in any source code; (C) the use of any Seller Designations in a non-trademark manner in textual sentences that is factually accurate or otherwise in a manner that does not constitute trademark infringement, including for purposes of conveying to customers or the general public that the Tecmo Business is no longer owned by Seller, or to reference historical details concerning or make historical reference to the Tecmo Business; or (D) the use of any Mark set forth in Section (b) of Schedule VI or pursuant to any other agreement between or among AFSI or any Non-Company Affiliate on the one hand and the Company or any Company Subsidiary on the other hand.

(d)       AFSI, Non-Company Affiliates, Investor and the Company acknowledge that, except as provided in this Section 5.17, (i) AFSI will have no right, title or interest in, or any authority or license to use in any manner whatsoever, any Marks included in the Owned Intellectual Property (including use of the Marks in Domain Names) (such Marks, the “Acquired Trademarks”), and (ii) any such right, title, interest, authority or license existing immediately prior to the Closing shall automatically terminate simultaneously and effective upon the Closing. No later than 180 days after the Closing, AFSI shall (and shall cause each of the Non-Company Affiliates to) cease any and all use of the Acquired Trademarks (including use of the Acquired Trademarks in Domain Names) and, except as necessary to provide services under the Transition Services Agreement, the Transitional Domain Names. None of AFSI, Non-Company Affiliates,

Investor, or the Company shall be deemed to have violated this Section 5.17, by reason of: (A) continued use, for internal purposes only in connection with the Excluded Businesses, after the Closing of written or electronic data, materials or assets created before the Closing that include the Acquired Trademarks; (B) the appearance of the Acquired Trademarks in any source code; (C) the use of any Acquired Trademarks in a non-trademark manner in textual sentences that is factually accurate or otherwise in a manner that does not constitute trademark infringement, including for purposes of conveying to customers or the general public that the Tecmo Business is no longer owned by Seller, or to reference historical details concerning or make historical reference to the Tecmo Business; or (D) the use pursuant to any separate commercial agreement or arrangement between or among Seller or any of its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand.

5.18       Supplemental Disclosure.

The Seller shall have the right, from time to time prior to the Closing, to supplement or amend the Seller Disclosure Letter with respect to any matter first hereafter arising (other than as a result of a breach of this Agreement by AFSI) that, if existing at the date of this Agreement, in the absence of such supplement or amendment, would reasonably be expected to cause a failure of condition set forth in Section 7.3 at the Closing; provided, however, that any such supplemental or amended disclosure shall not cure any breach of any representation or warranty made in this Agreement. For purposes of determining whether AFSI is subject to any claim for indemnification under ARTICLE IX, no updated information provided to the Investor in accordance with this Section 5.18 shall be deemed to cure the breach of, or any inaccuracy in, any such representation or warranty or otherwise amend or supplement the Seller’s Disclosure Letter related to such representation or warranty.

5.19       No Solicitation; Other Bidders.

AFSI shall not, and shall cause the Company and the Company Subsidiaries and each of its and their respective directors, officers, employees, stockholders, Affiliates, agents and representatives not to, directly or indirectly, (a) solicit, initiate, seek, respond to or take any action to facilitate or encourage the submission of any Acquisition Proposal, (b) enter into, continue or participate in any discussions or negotiations with, furnish any confidential information relating to the Tecmo Business, the Company or any Company Subsidiary or afford access to the business, properties, assets, books or records of the Tecmo Business, the Company or any Company Subsidiary to, or knowingly assist, participate in, facilitate or encourage any effort by, any Person (other than the Investor and its Affiliates) in connection with an Acquisition Proposal or (c) enter into any agreement, letter of intent, memorandum of understanding or term sheet with respect to, or consummate, an Acquisition Proposal, or, in the case of each of clauses (a) through (c) above, authorize or permit the same. In furtherance and not in limitation of the foregoing, AFSI shall, and shall cause the Company and the Company Subsidiaries and each of its and their respective directors, officers, employees, stockholders, Affiliates, agents, representatives and advisors to (i) immediately cease and terminate all communications, discussions or negotiations with any other bidder or prospective acquirer (including any representatives, advisors or financing sources of or to any of such other bidders or prospective acquirers, in their capacity as such) of the Tecmo Business, the Company or the Company Subsidiaries (collectively, the “Other Bidders”), (ii) immediately terminate access by such Other Bidders to any due diligence materials (including electronic or online data rooms), and the management personnel and facilities of the Company and the Company Subsidiaries and (iii) within five (5) Business Days following the date hereof, request the return or destruction of all confidential information provided to any of such Other Bidders.

5.20       Resignation of Officers and Directors.

At the written request of the Investor (which request shall be delivered in writing to the Seller at least three (3) Business Days prior to the Closing), at the Closing AFSI shall deliver the resignations of each Person so identified by the Investor who serves as an officer or director (or in a comparable capacity) of the Company or any Company Subsidiary in his or her capacity as such, in each case effective contingent upon and as of the Closing.

5.21       [Reserved].

5.22       Separation of the Tecmo Business. Between the date hereof and the Closing, the Seller or the Investor may propose modifications to the Pre-Closing Steps from time to time (so long as such changes are not inconsistent with steps already effected, or any plan already communicated to a Governmental Authority, as of such time), which the other Party shall review and consider in good faith. Any such proposed modification to the Pre-Closing Steps shall become effective if consented to in writing by the Investor and the Seller, each Party’s consent not to be unreasonably withheld, conditioned or delayed, except that either Party may withhold its consent in its sole discretion to a proposed modification that would reasonably be expected to adversely affect the Company, the Company Subsidiaries, such Party or such Party’s Affiliates or would reasonably be expected to materially and adversely affect the ability of the Parties to consummate, or would reasonably be expected to delay the consummation of, the transactions contemplated hereby or to perform their respective obligations hereunder.

5.23       Actions With Respect to the Sale or Lease Properties. Ownership of the Sale or Lease Properties shall not be transferred to the Company or any Subsidiary of the Company in connection with the transactions contemplated hereby unless Investor delivers to the Seller on or before the date that is forty-five (45) days after the date of this Agreement a written notice (a “Sale Notice”) to Seller indicating its election to have the ownership of the Sale or Lease Properties transferred to the Company or a Subsidiary of the Company at or prior to the Closing. Prior to the Closing, unless such forty-five (45)-day period shall have expired without delivery of a Sale Notice with respect to such property, AFSI shall permit Investor and the Investor’s advisors reasonable access to the Sale or Lease Properties, during business hours and upon reasonable prior notice, to perform routine inspections and, if requested by Investor, Phase I examinations, in each case at the Investor’s sole expense (except as otherwise provided herein). If Investor fails to timely deliver a Sale Notice, then at Closing AFSI or the Non-Company Affiliate that owns such property, as lessor, and the Company or a Company Subsidiary, as lessee, shall enter into a “triple net” lease for the Sale or Lease Properties at the rates currently in effect for such Sale or Lease Properties (subject to market escalators) and on such other terms that are customary for comparable space in comparable buildings; and unless otherwise agreed by the Parties, the term of such lease shall expire five (5) years from the Closing. If the Parties do not agree on the terms of such lease on or prior to the Closing Date, then the Parties shall select an independent real estate professional (or, if the Parties cannot agree, then the Parties agree to allow the American Arbitration Association to select such real estate professional) to determine the terms of the lease in accordance with this Agreement and such determination will be binding upon the Parties (it being agreed that the fees of such real estate professional shall be borne by the Company). If Investor timely delivers a Sale Notice, then (x) AFSI shall, or shall cause their Affiliates to, transfer ownership of the Sale or Lease Properties identified in such Sale Notice to the Company and (y) the Enterprise Value shall be increased as follows (as applicable based on whether or not each such Sale or Lease Property is identified in such Sale Notice):

(a)       with respect to the Sale or Lease Properties described in clause (a) of the definition of the Sale or Lease Properties, by $500,000;

(b)       with respect to the Sale or Lease Properties described in clause (b) of the definition of the Sale or Lease Properties, by $5,550,000; and

(c)       with respect to the Sale or Lease Properties described in clause (c) of the definition of the Sale or Lease Properties, by $8,300,000.

Nothing in this Section shall be interpreted as requiring the Investor to purchase any Sale or Lease Property.

5.24       Modifications of Form LLC Agreement. After the date hereof and prior to Closing, AFSI, the Investor, and the Company shall, and shall cause their respective controlled Affiliates, officers, employees, agents, auditors and representatives to, cooperate in good faith to amend or otherwise modify the form of LLC Agreement attached hereto as Exhibit A and take such other actions as are reasonably necessary to implement the revisions and modifications described in the footnoted items included therein, including with respect to an equity incentive plan for management of the Company and its Subsidiaries, on terms consistent with those discussed between the Parties as of the date hereof and otherwise on terms agreed by the Parties acting reasonably and in good faith.

(b)       The provisions of Section 12.7 of the LLC Agreement in the form attached as Exhibit A shall be incorporated as operative covenants in this Agreement effective as of the date hereof; provided that the payment obligations set forth therein shall become effective upon execution and delivery of the LLC Agreement in accordance with the final terms thereof. The agreements resulting therefrom shall be Pending Related Party Agreements for all purposes of this Agreement and shall be Covered Company Agreements for all purposes under the LLC Agreement.

5.25       Treatment of Reserves.

(a)       AFSI and the Company acknowledge that with respect to the lines of business of Company Subsidiaries specified in Schedule X, as of the Closing the Company or certain Company Subsidiaries will hold certain reserve balances in respect of such lines of business (together with (i) the other reserves identified in 4.a - 4.g of the Purchase Price Schedule and (ii) such other reserves of a similar nature to the reserves identified in 4.a - 4.g of the Purchase Price Schedule as agreed in good faith by Investor and AFSI, the “Specified Reserve Balances”) that, when released into earnings, may result in profits that the Parties intend to be for the account of AFSI. Promptly, and in any case within sixty (60) days following the date hereof, the Investor, the Company and AFSI shall negotiate in good faith to agree upon a process by which, consistent with the manner described in Schedule X, (a) the Company would pay to AFSI the profits embedded in the Specified Reserve Balances (after settlement of paid losses and profit sharing liabilities) if, as and when such profits are realized, (b) AFSI would reimburse the Company for paid losses in respect of the applicable business that exceed the released reserves and (c) in case of a change of control or sale of the business line of the applicable Company Subsidiary giving rise to such reserves, or a sale of all or substantially all of the Investor’s interests in the Company or any of its parent entities, AFSI and the Company would terminate the recurring payments contemplated in the foregoing clauses (a) and (b) and settle their obligations on an estimated basis based on past performance. For purposes of such payments, any calculation of reserves, earnings, losses and profit sharing payments shall be determined in accordance with the applicable Company Subsidiary’s historical financial reporting practices for comparable programs, consistently applied. Such agreement will provide that from the date hereof until the Closing, AFSI shall cause the applicable Company or Company Subsidiary to, and from and after the Closing the Company shall cause the applicable Company Subsidiary to, act in good faith consistent with the intent of this provision and operate in the ordinary course consistent with the principles in the immediately preceding sentence and not to take any action, or cause to be taken any action, or omit to take any action, or cause to be omitted any action, with the purpose of affecting the calculations that are the subject hereof.

(b)       Seller and Investor will use their reasonable best efforts to cooperate in good faith to determine the amount of the cancellation reserves identified in 5.c – 5.e of the Purchase Price Schedule (net of any related Tax benefits) in advance of the Closing. Such amounts, if agreed, shall be deemed to be reflected on 5.c – 5.e of the Purchase Price Schedule and taken into account for purposes of calculating Estimated Purchase Price, Purchase Price and Final Purchase Price. If the Parties are unable to agree by Closing, (i) such amounts shall be deemed to be zero for purposes of calculating Estimated Purchase Price, Purchase Price and Final Purchase Price and (ii) the Parties shall negotiate in good faith a process by which AFSI will pay to each applicable Company Subsidiary the amounts such Company Subsidiary is obligated to pay to the policyholder or other applicable third party in connection with such cancellations with respect to the applicable programs (net of any related Tax benefits).

5.26       Obligors. The Parties acknowledge that certain Tecmo Companies (“Company Obligors”) may act as obligors under certain contracts insured or issued by Seller or certain Non-Company Affiliates in connection with certain on-going programs supported by Seller or certain Non-Company Affiliates and that certain Non-Company Affiliates (“AmTrust Obligors”, and together with the Company Obligors, the “Obligors”) may act as Obligors under certain contracts issued by certain Tecmo Companies pursuant to certain on-going warranty programs. The Parties further acknowledge their mutual intention to address any need for a transitional period after the Closing during which the Obligors remain available as necessary to facilitate the uninterrupted conduct of such programs by entering into an agreement (the “Obligor Agreement”) giving effect to such intent on fair and equitable terms. The Obligor Agreement shall be negotiated between the Seller and Investor in good faith to reflect the intent of the foregoing.

5.27       AmCom Forgiveness. AFSI hereby agrees that, effective at or prior to the Closing, AFSI shall forgive and terminate a Liability of AmCom Insurance Services, Inc. (AmCom) to AFSI and its Subsidiaries in an amount of approximately $1,462,274 related to the clawback of certain profits commissions and as of the Closing hereby irrevocably and unconditionally releases AmCom, the Company and the Company Subsidiaries from such Liability (which shall be deemed an Excluded Liability for purposes of this Agreement).

ARTICLE VI

TAX MATTERS

6.1       Tax Returns.

(a)       AFSI and its relevant Subsidiaries shall include the income of the Companies and its Subsidiaries (including any deferred items triggered into income by Treasury Regulation section 1.1502-13 and any excess loss account taken into income under Treasury Regulation section 1.1502-19) on AFSI’s and its relevant Subsidiaries’ consolidated federal and other similar income Tax Returns for all periods through the Closing Date and pay any income Taxes attributable to such income. For all taxable periods of the Companies and their Subsidiaries ending on or before the Closing Date, AFSI shall, to the extent permitted by applicable law, cause the Companies and their Subsidiaries to join in AFSI’s and its relevant Subsidiaries’ consolidated or other similar income tax returns (the “Seller Returns”). The Company shall, (i) at its expense, timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns of the Company and the Company Subsidiaries that relate solely to a Tax period that ends on or before the Closing Date that are not Seller Returns (“Pre-Closing Returns”) and (ii) at its expense, timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns of the Company and the Company Subsidiaries that relate solely to a Straddle Period (“Straddle Returns”). The Company shall provide to the Seller and Investor, at least thirty (30) calendar days prior to the applicable deadline for filing any Pre-Closing Return or Straddle Return, a copy of such Pre-Closing Return or Straddle Return for Seller’s and Investor’s review and approval (not to be unreasonably withheld, conditioned or delayed).

(b)       The Seller and Investor shall have ten (10) Business Days to provide the Company with a statement of any disputed items with respect to such Pre-Closing Return or Straddle Return. If the disputed items are not resolved by the Seller or Investor, as applicable, and the Company within five (5) calendar days following the Seller’s or Investor’s, as applicable, submission of its statement of disputed items, the matter shall be submitted to the Independent Accountant who shall be directed to, within ten (10) calendar days after such submission, render a decision with respect to all matters in dispute, and such decision shall be final, binding and conclusive on the parties hereto. The fees and disbursements of the Independent Accountant shall be shared equally by AFSI, on the one hand, and the Investor, on the other hand.

(c)       Failure to meet the timing requirements of Section 6.1(a) shall not void any indemnity obligation hereunder and, notwithstanding anything to the contrary in Section 6.1(a), the Company, the Seller and the Investor shall be entitled to file any Pre-Closing Return or Straddle Return, as applicable, without having incorporated any disputed items to avoid a late filing of such Pre-Closing Return or Straddle Return. In the event the Independent Accountant’s resolution of the disagreement necessitates that a Pre-Closing Return or Straddle Return filed in accordance with the previous sentence be amended, the Seller or the Investor, as applicable, shall cause an amended Pre-Closing Return or Straddle Return to be filed that reflects such resolution.

(d)       Except as required by Applicable Law, none of the Company or any Company Subsidiary shall file any amended Tax Return after the Closing Date with respect to any Pre-Closing Tax Period or Straddle Period, or make any Tax election or effect any change in Tax accounting method where such election or change has retroactive effect to a Pre-Closing Tax Period, in each case, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)       After the Closing and subject to the terms of the Transition Services Agreement, AFSI, the Investor and the Company shall (and each shall cause their respective Affiliates to), (a) reasonably cooperate, and shall cause their respective controlled Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns relating to the Company, including by provision of any required power-of-attorney (or other form of authorization), and in maintaining and making available to each other all records reasonably necessary in connection with Taxes and in resolving all disputes and audits, and in connection with any other legitimate matters (including, for the avoidance of doubt, reasonable requests for information by the Seller or by the Investor, their employees or representatives, relating to the tax planning of the Company) with respect to all taxable periods relating to Taxes; provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the Parties, and (b) retain (and provide the other party with reasonable access to), until the expiration of the seventh (7th) anniversary of the Closing Date or, if later, any date to which an applicable statute of limitation has been explicitly extended, all records or information which may be relevant to such Tax Return, audit, examination or proceeding.

6.2       Tax Contest.

To the extent that the provisions of this Section 6.2 conflict with the provisions of Section 5.21, ARTICLE IX or any other provision of this Agreement, this Section 6.2 shall control. The Investor, the Seller and the Company shall reasonably promptly notify the Investor, the Seller or the Company, as applicable, in writing upon the receipt of notice from any Tax Authority of any pending or threatened audit or administrative or judicial proceeding related to Taxes of the Company or any Company Subsidiary with respect to any Indemnified Taxes or Taxes for which AFSI is required to indemnify pursuant to Section 9.2 (a “Tax Contest”). AFSI shall have the right to elect in writing to control any Tax Contest that relates solely to Indemnified Taxes or Taxes for which AFSI is required to indemnify pursuant to Section 9.2; provided that (i) AFSI shall keep the Company and the Investor reasonably informed with respect to such defense, (ii) AFSI shall consult with the Company and the Investor before taking any significant action in connection with such Tax Contest, (iii) AFSI shall not settle or compromise any such Tax Contest without the prior written consent of the Company and the Investor, which consent shall not unreasonably be withheld, conditioned or delayed, (iv) if AFSI is entitled to and elects in writing to control such Tax Contest, the Investor and/or the Company may, at its own cost and expense, participate in (but not control) the defense of such Tax Contest, (v) if AFSI is entitled to but does not elect in writing to control such Tax Contest, the Investor and/or the Company shall control such Tax Contest at the sole cost and expense of AFSI and AFSI may, at its own cost and expense, participate in (but not control) the defense of such Tax Contest, and (vi) AFSI pays any amounts required in connection with such Tax contest to the relevant Tax Authority to suspend collection measures in respect of such Taxes. The Company shall control any Tax Contest which AFSI does not have the right to elect in writing to control; provided that (A) the Company shall keep AFSI reasonably informed with respect to such defense, (B) the Company shall consult with AFSI before taking any significant action in connection with such Tax Contest, (C) the Company shall not settle or compromise any such Tax Contest without the prior written consent of AFSI, which consent shall not unreasonably be withheld, conditioned or delayed and (D) AFSI may, at its own cost and expense, participate in (but not control) the defense of such Tax Contest.

6.3       Transaction Taxes.

Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, excise, stamp, registration and other such Taxes imposed by or payable to any jurisdiction or any Governmental Authority arising from (a) any reorganization undergone in connection with the Pre-Closing Steps and (b) the transfer of the Investor Equity Interests to the Investor (collectively, “Transaction Taxes”) shall be borne one-half (1/2) by the Investor and one-half (1/2) by AFSI. The party required by Applicable Law shall cause all necessary Tax Returns with respect to all such Transaction Taxes to be filed by the Company. For the avoidance of doubt, Transaction Taxes do not include any Taxes that are imposed on or measured by any net or gross income or profits of the Company or the Seller.

6.4       Tax Sharing Agreements.

AFSI shall release or cause the release of the Company and each Company Subsidiary from any obligation under any agreement relating to the allocation, indemnification or sharing of Taxes other than this Agreement between the Company or any Company Subsidiary, on the one hand, and Seller or any of its Subsidiaries or Affiliates (other than the Company or any Company Subsidiary), on the other hand, prior to the Closing Date and, after the Closing Date, none of the Company or any of the Company Subsidiaries shall be bound thereby or have any liability thereunder.

6.5       Straddle Periods.

For purposes of determining the amount of Taxes that are payable for a Straddle Period, the portion of such Taxes that relate to the pre-Closing portion of the Straddle Period ending on and including the Closing Date shall: (i) in the case of Taxes such as real and personal ad valorem taxes, and other similar Taxes that, in each case, are not measured by or based on income, payroll, receipts or transactions, shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by the fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date (at the end of such Closing Date), and the denominator of which is the number of days in the entire Straddle Period; and (ii) in the case of all other Taxes, including income, gross receipts, sales and payroll taxes, be deemed equal to the amount of Taxes that would be payable if the relevant Straddle Period ended on and included the Closing Date.

6.6       Tax Refunds.

The Company shall pay, or shall cause its Subsidiaries to pay, to the Seller any refunds of Taxes of the Company or any Company Subsidiary (i) paid by the Company or any Company Subsidiary on or prior to the Closing Date, (ii) specifically included in Indebtedness (as finally determined pursuant to Section 2.2) or (iii) indemnified by AFSI under this Agreement, in each case, that relate to a Pre-Closing Tax Period, but excluding any such refunds that were included in the calculation of the Final Purchase Price. The Company shall use commercially reasonable efforts to pursue any claims for such refunds of the Company or any Company Subsidiary (including any refunds resulting from the utilization of Transaction Tax Deductions). The Company shall make payment or shall cause its Subsidiaries to make payment of any such refunds along with any interest received from the relevant taxing authority thereon, net of any reasonable costs (including Taxes) incurred by the Investor, the Company or any Company Subsidiary in obtaining such refunds and any interest thereon or attributable to the receipt thereof, to Seller promptly upon the receipt of the refund and, if applicable, any interest received from the relevant taxing authority thereon. If, in lieu of receiving any such cash refund, the Company or any Company Subsidiary elects to reduce a Tax liability with respect to a post- Closing Tax Period or increase a Tax asset that can be utilized for a post-Closing Tax Period, the Company shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax liability or the amount of any benefit resulting from such increase in Tax asset, as the case may be. Any obligation on the part of the Investor or the Company under this Section 6.6 other than with respect to claims, requests or applications for refunds that were filed, in each case, prior to the date when Seller no longer has liability for Taxes under Section 9.2 shall expire when Seller no longer has liability for Taxes under Section 9.2.

6.7       Transaction Tax Deductions.

(a)       Amounts described (i) in clauses (a)-(c) of the definition of Transaction Tax Deductions shall be reported as U.S. federal, state and local income Tax deductions of the Company or a Company Subsidiary for the Pre-Closing Tax Period ending on the Closing Date and (ii) in clauses (d)-(e) of the definition of Transaction Tax Deductions shall be reported as U.S. federal, state and local income Tax deductions of the Company or a Company Subsidiary in the relevant period after the Closing, in each case to the extent “more likely than not” deductible (within the meaning of Treasury Regulation Section 1.6694-2) or deductible at a higher level of confidence in such period. To the extent the Company or any Company Subsidiary has a net operating loss for any non-partnership income Tax Return for such Pre-Closing Tax Period, the Company shall cause such net operating loss to be carried to other Pre-Closing Tax Periods to the extent permitted by Applicable Law and shall file such amended Tax Returns and applications for refunds for the earliest permissible Tax periods under Applicable Law. To the extent permitted by Applicable Law, the Company shall apply the safe harbor for success-based fees pursuant to Revenue Procedure 2011-29 with respect to the deduction for fees and expenses payable to the Company’s and Company Subsidiaries’ financial advisor and taken into account in Transaction Expenses.

(b)       The Seller shall pay and the Company shall, or shall cause its Subsidiaries to, pay as set forth in this paragraph, the appropriate Tax True Up Amounts to each other. The obligation under this Section 6.7(b) shall survive until the sixth anniversary of the Closing

Date. The “Tax True Up Amount” shall be an amount equal to the difference between (x) the cumulative amount of Taxes that would be payable by the Company and the Company Subsidiaries in taxable periods (or portions thereof) beginning with the taxable period (or portion thereof) beginning on the day following the Closing Date and continuing through the relevant period, or portion thereof, calculated without regard to the Deferred Income and the Transaction Tax Deductions and (y) the cumulative amount of Taxes actually payable by the Company and the Company Subsidiaries in taxable periods (or portions thereof) beginning with the taxable period (or portion thereof) beginning on the day following the Closing Date and continuing through the relevant period, or portion thereof taking into account the Deferred Income and Transaction Tax Deductions. For the avoidance of doubt, the Tax True Up Amount may be less than zero but clauses (x) and (y) hereof may not be less than zero. Additionally, for the avoidance of doubt, if the Deferred Income would give rise to taxable income in a year but for a loss unrelated to any Transaction Tax Deduction, the Tax True Up Amount may be negative in a subsequent year on a cumulative basis as a result of such Deferred Income. Without duplication of any amounts paid under Section 6.6 or previously paid under this Section 6.7, if the Tax True Up Amount is positive, the Company shall, or shall cause its Subsidiaries to, pay such amount to AFSI; if the Tax True Up Amount is negative, AFSI shall pay the absolute value of such amount to the Company or its Subsidiaries (the party required to make a payment, the “Payor”). The Company shall calculate the Tax True Up Amount in advance of each quarterly estimated Tax payment date and shall provide notice of the amount to AFSI. The required Tax True Up Amount shall be made by the Payor thirty (30) days prior to the estimated Tax payment date. When final Tax Returns for a taxable year are filed, the Company shall calculate the aggregate Tax True Up Amount for the relevant Taxable Year and AFSI and the Company shall make any necessary payments to each other so that the aggregate payments hereunder for such Taxable Year equal the Tax True Up Amount and are paid to the appropriate party. Notwithstanding the foregoing, if the Company determines in good faith that all Deferred Income has been recognized and Deferred Deductions available to reduce Taxes in subsequent taxable years equal an amount sufficient to reduce Taxes of the Company and the Company Subsidiaries by no more than $10,000,000.00, then the Company shall, or shall cause its Subsidiaries to, pay to Seller an amount equal to the present value (using a discount rate of 11%) of the anticipated Tax savings with respect to such Deferred Deductions.

6.8       Tax Treatment of Transactions; Purchase Price Allocation.

(a)       Intended Tax Treatment. The Parties agree to treat for all tax purposes (i) the Holdco Contribution and the Investor Cash Contribution as a transaction described in section 721(a) of the Code, (ii) the transactions described in Sections 2.1(d) and 2.1(e) as successive transactions described in section 351(a) of the Code and (iii) the transactions described in Section 2.1(g) as a taxable sale of the Purchased Agency Interests by AFSI (and its Subsidiaries) to the AgencyCo Bidco and a taxable sale of the Purchased Warranty Interests by AFSI (and its Subsidiaries) to the WarrantyCo Bidco. The Parties shall not take any position inconsistent therewith on any Tax Return or for any other Tax purpose, unless otherwise required to do so by a Tax Authority.

(b)       Allocation. AFSI and Investor shall use commercially reasonable efforts to agree on an allocation of the Purchase Price among the Purchased Agency Interests and the Purchased Warranty Interests for all tax purposes (the “Allocation Schedule”), as updated and modified by subsequent adjustments to the Purchase Price pursuant to this Agreement. No later than the tenth (10th) Business Day following the date on which the Purchase Price is finally determined in accordance with Section 2.2, the Company shall deliver a reasonable draft of such Allocation Schedule (the “Proposed Allocation”) to Investor and AFSI. No later than ten (10) Business Days following Buyer’s receipt of the Proposed Allocation, Investor and AFSI shall deliver to the Company, in writing, any good faith objections to the Proposed Allocation. If neither party delivers any such objections to the Company, the Proposed Allocation shall become the Allocation Schedule. If either the Investor or AFSI delivers any such objections to the Company, Investor and AFSI shall negotiate in good faith to resolve any differences within ten (10) Business Days after delivery of such objection. If Investor and AFSI reach written agreement amending the Proposed Allocation within such ten (10) day period, the Proposed Allocation, as so amended, shall become binding upon Investor and AFSI, and shall be the Allocation Schedule. If Investor and AFSI cannot agree on the Allocation Schedule within such ten (10) Business Day period, then all remaining disputed items shall be submitted for resolution by the Arbitrator. The Proposed Allocation shall be amended in accordance with the findings of the Arbitrator, and the Proposed Allocation, as so amended, shall become binding upon Investor and AFSI and shall be the Allocation Schedule. The fees, costs and expenses of the Arbitrator shall be borne by the Company. The Parties shall file all Tax Returns, in accordance with such Allocation Schedule as updated and modified by subsequent adjustments to the Purchase Price pursuant to this Agreement, and shall not take any Tax position inconsistent therewith (whether in audits, Tax Returns or for other Tax purposes) unless required to do so by a Tax Authority.

(c)       Loss Shares. Treasury Regulation Section 1.1502-36. If any of the Purchased Interests are “loss shares” for purposes of Treasury Regulations Section 1.1502-36 after taking into account (1) the effects of all applicable rules of law, including any adjustments under Treasury Regulations Section 1.1502-36(b), (c), or (d)(5)(iii) and (2) the payment of the Purchase Price, any post-closing payments treated as adjustments to the Purchase Price, and any other adjustments resulting from a final determination of the application of Treasury Regulations Section 1.1502-36, AFSI shall make, or cause to be made, an election under Treasury Regulations Section 1.1502-36(d)(6) to reduce the basis of such Purchased Interests by an amount equal to 100% of the applicable Tecmo Company’s attribute reduction amount, as tentatively computed under Treasury Regulations Section 1.1502-36(d)(3) without regard to such election. If AFSI is required pursuant to this Section 6.8(c) to make such an election, AFSI shall deliver to Investor for Investor’s review a copy of any election described in this Section 6.8(c) forty-five (45) days prior to the due date of the U.S. federal income Tax Return for the year in which such election is made. AFSI shall consider in good faith any reasonable changes proposed by Investor in good faith.

ARTICLE VII

CONDITIONS TO THE CLOSING

7.1       Conditions to Obligations of the Investor, AFSI and the Company.

The obligations of the Investor, AFSI and the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment as of the Closing of the following conditions:

(a)       Governmental Approvals. The Seller and the Company shall have received all consents, authorizations and approvals from the Governmental Authorities referred to in Section 7.1(a) of the Seller Disclosure Letter and the Investor shall have received all consents, authorizations and approvals from the Governmental Authorities referred to in Section 7.1(a) of the Investor Disclosure Letter, in each case in form and substance reasonably satisfactory to the Investor and the Seller and evidence thereof shall have been delivered to the other Party, and no such consent, authorization or approval shall have been revoked.

(b)       No Injunction, etc. Consummation of the transactions contemplated hereby or by the Ancillary Agreements shall not have been restrained, enjoined or otherwise prohibited by any Governmental Order, and there will be no Litigation initiated by any Governmental Authority pending that would reasonably be expected to result in any such Governmental Order.

(c)       Pre-Closing Steps. The Pre-Closing Steps shall have been completed in accordance with Section 2.1(b) and Section 5.22.

7.2       Conditions to Obligations of the Seller.

The obligation of the Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment as of the Closing of the following additional conditions:

(a)       Representations; Performance. (i) Each of the Fundamental Representations made by Investor (without giving effect to any limitations as to “materiality” or “in all material respects” or words of similar import set forth therein) shall be true and correct in all but de minimis respects as of the Closing with the same force and effect as though made at and as of such time (except for Fundamental Representations that are expressly made as of a specific date, which representations shall be true and correct in all but de minimis respects as of such specific date) and (ii) each of the other representations and warranties of the Investor contained in ARTICLE IV of this Agreement (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct at and as of the Closing Date with the same force and effect as though made at and as of such time (except for such other representations and warranties that are expressly made as of a specific date, which representations shall be true and correct as of such date), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not and would not reasonably be expected to materially delay, impair or materially adversely affect the Investor’s ability to perform its obligations under this Agreement and the Ancillary Agreements. The Investor shall have in all material respects duly performed and complied with all agreements and covenants required by this Agreement to be performed or complied with by the Investor at or prior to the Closing.

(b)       Closing Certificate. The Investor shall have furnished Seller with a certificate dated as of the Closing Date signed by a duly authorized executive officer of Investor that the conditions set forth in Section 7.2(a) have been and are satisfied as of the Closing.

(c)       No Burdensome Condition. The consents, authorizations and approvals from Governmental Authorities referenced in Section 7.1(a) shall have been obtained without the imposition of a Burdensome Condition on the Seller or any of its Affiliates, or the Company or any Company Subsidiary.

7.3       Conditions to Obligations of the Investor.

The obligation of the Investor to consummate the transactions contemplated hereby shall be subject to the fulfillment as of the Closing of the following additional conditions:

(a)       Representations; Performance. (i) Each of the Fundamental Representations (other than as set forth in Section 3.1(b)) made by AFSI (without giving effect to any limitations as to “materiality”, “Material Adverse Effect” or “in all material respects” or words of similar import set forth therein) shall be true and correct in all but de minimis respects as of the Closing with the same force and effect as though made at and as of such time (except for Fundamental Representations that are expressly made as of a specific date, which representations shall be true and correct in all but de minimis respects as of such specific date) and (ii) the other representations and warranties of AFSI contained in ARTICLE III of this Agreement (without giving effect to any limitations as to “materiality”, “Material Adverse Effect” or “in all material respects” or words of similar import set forth therein) shall be true and correct at and as of the Closing with the same force and effect as though made at and as of such time (except for such other representations and warranties that are expressly made as of a specific date, which representations shall be true and correct in all material respects as of such date), except where the failure of such other representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. AFSI and the Company shall have in all material respects duly performed and complied with all agreements and covenants required by this Agreement to be performed or complied with by AFSI and the Company at or prior to the Closing. Since the date hereof, there shall not have been any Material Adverse Effect.

(b)       Closing Certificate. AFSI shall have furnished Investor with a certificate dated as of the Closing Date signed by a duly authorized executive officer of AFSI that the conditions set forth in Section 7.3(a) have been and are satisfied as of the Closing.

(c)       FIRPTA Certificate. AFSI shall have delivered to the Investor a statement meeting the requirements of Section 1.1445-(b)(2) of the Treasury Regulations to the effect that the Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder.

(d)       No Burdensome Condition. The consents, authorizations and approvals from Governmental Authorities referenced in Section 7.1(a) shall have been obtained without the imposition of a Burdensome Condition on the Investor or any of its Affiliates, or the Company or any Company Subsidiary.

(e)       Consents. The Consents set forth on Schedule 7.3 shall have been obtained with respect to the consummation of the transactions contemplated by this Agreement, and with respect to the Consent denoted with an asterisk (*) therein, such Consent shall be in form and substance reasonably acceptable to the Investor.

7.4       Frustration of Closing Conditions.

None of AFSI, the Company or the Investor may rely, either as a basis for not consummating the transactions contemplated under this Agreement or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was principally caused by such Party’s breach in any material respect of its obligations under this Agreement.

ARTICLE VIII

DELIVERIES

8.1       Deliveries by the Seller.

At the Closing, AFSI shall deliver or cause to be delivered to the Investor all of the following, and, in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of the party on such party’s behalf:

(a)       executed counterparts to each of the Ancillary Agreements to which the Seller or its Affiliates (including the Company) is a party;

(b)       the certificates referred to in Sections 7.3(b) and 7.3(c);

(c)       the Consents referred to in Section 7.3(e); and

(d)       the Payoff Letters referred to in Section 5.11(b).

8.2       Deliveries by the Investor.

At the Closing, the Investor shall deliver or cause to be delivered to the Seller all of the following, and, in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of the party on such party’s behalf:

(a)       the Estimated Purchase Price in immediately available funds to an account specified in writing by the Seller no later than three (3) Business Days prior to the Closing Date;

(b)       the certificate referred to in Section 7.2(b); and

(c)       executed counterparts to each of the Ancillary Agreements to which Investor is a party.

ARTICLE IX

INDEMNIFICATION

9.1       Survival.

Except for the representations and warranties contained in Section 3.8, which shall survive until sixty (60) days after the expiration of the applicable statute of limitations, all representations and warranties made in this Agreement shall survive the Closing until the first anniversary of Closing Date; provided, that, notwithstanding the foregoing, the representations and warranties contained in Section 3.8(d)(vi), Section 3.8(k) and Section 3.8(m) shall not survive the Closing. The respective covenants and agreements of the Parties contained in this Agreement required to be performed or complied with prior to the Closing (each, a “Pre-Closing Covenant”) shall survive the Closing until the date that is 120 days following the Closing Date, and all other respective covenants and agreements of the Parties contained in this Agreement (each, a “Post-Closing Covenant”), as well as Pre-Closing Covenants to the extent they contemplate performance following the Closing, shall survive the Closing hereunder in accordance with their terms, but not to exceed the applicable statute of limitations in the event of a breach of such covenant or other agreement; provided, that the covenants and agreements of AFSI set forth in Section 9.2(c) shall survive the Closing until sixty (60) days after the expiration of the statute of limitations period applicable thereto (including any extensions); provided further, that the covenants and agreements of AFSI set forth in Section 9.2(b) shall survive the Closing to the maximum extent permitted by law (except as provided in Section 9.4(g)) and the covenants and agreements of the Company set forth in clause (ii) of the last sentence of Section 9.3 shall survive the Closing to the maximum extent permitted by law; provided further, that any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this ARTICLE IX, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 if a notice meeting the requirements of Section 9.5(a) of the nonfulfillment, violation, inaccuracy or breach thereof giving rise to such right of indemnity shall have been properly given to the part(ies) against whom such indemnity is sought prior to such time. Notwithstanding the foregoing, except as set forth in Section 10.2, no representation, warranty, covenant or agreement made in this Agreement shall survive any termination of this Agreement.

9.2       Indemnification by AFSI.

From and after the Closing, and subject to this ARTICLE IX, AFSI shall pay, defend, indemnify and hold harmless the Investor and its Affiliates (including each of the Company and the Company Subsidiaries) and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Investor Indemnitees”) from and against (a) any Losses by any of the Investor Indemnitees (regardless of whether or not such Losses relate to any third party claim and including, for the avoidance of doubt, Losses related to claims between or among the Parties) arising from or in connection with (i) any inaccuracy in or breach of, or failure to be true, of the Transaction Representations and Warranties and (ii) any breach or default in performance or non-performance by AFSI of any Pre-Closing Covenants or Post-Closing Covenant of AFSI, (b) any of the Excluded Liabilities and (c) any Indemnified Taxes.

9.3       Indemnification by the Investor and the Company.

From and after the Closing, and subject to the last sentence of Section 5.6(m) and this ARTICLE IX, the Investor shall pay, defend, indemnify and hold harmless AFSI and each of the Company and Company Subsidiaries and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnitees”) from and against any Losses by the Seller Indemnitees (regardless of whether or not such Losses relate to any third party claim and including, for the avoidance of doubt, Losses related to claims between or among the Parties) arising from or in connection with (a) any inaccuracy in or breach of, or failure to be true, any representation or warranty by the Investor in ARTICLE IV or in the certificate delivered by the Investor pursuant to Section 7.2(a) with respect to the matters referred to in Section 7.2(a); and (b) any breach or default in performance or non-performance by the Investor of any Pre-Closing Covenant, or by the Investor of any Post-Closing Covenant of the Investor respectively.

From and after the Closing, and subject to the last sentence of Section 5.6(m) and this ARTICLE IX, the Company shall, assume, and pay, defend, indemnify and hold harmless AFSI and the other Non-Company Affiliates and each of their respective officers, directors, employees, agents, successors and assigns (collectively, the “AmTrust Indemnitees”) from and against (i) any Losses by the AmTrust Indemnitees (regardless of whether or not such Losses relate to any third party claim and including, for the avoidance of doubt, Losses related to claims between or among the Parties) arising from or in connection with any breach or default in performance or non-performance by the Company or any of the Company Subsidiaries of any Post-Closing Covenant of the Company or any Company Subsidiary and (ii) any of the Assumed Liabilities.

For the avoidance of doubt, nothing in this Section 9.3 shall confer any rights disclaimed by Section 5.6(n).

9.4       Limitations on Indemnification.

Notwithstanding anything in this Agreement to the contrary:

(a)      (i) Investor shall not be entitled to indemnification under Section 9.2(a) in respect of any Loss actually sustained by an Investor Indemnitee that is not a Qualifying Loss (it being agreed, however, that the dollar value of Losses resulting from single occurrences, events or circumstances that relate to or arise or result from the same cause or underlying facts will be aggregated for purposes of this provision); and (ii) Investor shall not be entitled to indemnification under Section 9.2(a)(i) (other than with respect to the Fundamental Representations) until such time as the aggregate of all Qualifying Losses that Investor Indemnitees have under Section 9.2(a)(i) exceeds $15,000,000 (the amount referred to in this clause (ii), the “Indemnity Threshold”), and then only for the aggregate amount of all Qualifying Losses in excess of the Indemnity Threshold. The aggregate liability of AFSI in respect of claims for indemnification pursuant to Section 9.2(a)(i) (other than with respect to the Fundamental Representations) will not exceed $60,000,000 (the “Cap”); provided, if the Cap has been exhausted, then solely in respect of claims for indemnification pursuant to Section 9.2(a)(i) arising from or in connection with an inaccuracy in or breach of, or failure to be true, of the representations and warranties expressly set forth in Sections 3.10(b), the Investor Indemnitees may recover up to an additional $10,000,000 of Losses in excess of the Cap. The aggregate liability of AFSI under this Agreement and the certificate delivered by the Seller pursuant to Section 7.3(b) will not exceed aggregate amount received by, or paid on behalf of, the Seller and its Affiliates pursuant to ARTICLE II of this Agreement (including, for the avoidance of doubt, the Purchase Price).

(b)       With respect to each indemnification obligation in this Agreement (and subject to and inclusive of the other limitations of this ARTICLE IX), (i) the amount of Losses shall be determined net of: (A) any Eligible Third Party Proceeds actually recovered by the applicable Indemnitees with respect to such Losses and (B) all reserves and liabilities related to the specific matter taken into account in the calculation of Closing Working Capital, Indebtedness or Transaction Expenses in determining the Final Purchase Price; and (ii) the Parties shall treat for Tax reporting purposes any indemnification payment (and any other payments under this Agreement, including pursuant to Section 5.16(b), Section 5.25, Section 6.6 or Section 6.7) made under this Agreement as an adjustment to the Purchase Price, except to the extent prohibited by applicable Law. Corresponding adjustments shall be made by AFSI (with the reasonable consent of the Investor) to the equity interests in the Warranty Companies and the Agency Companies contributed as part of the Contributed Interests.

(c)       If any portion of Losses to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third party insurance coverage maintained by the Indemnified Party or its Affiliates and available to the Indemnified Party, or may otherwise be recovered by an Indemnified Party by the terms of any Contract (including rights of set-off) to which an Indemnified Party is a party, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party and if the Indemnifying Party so requests, the Indemnified Party shall use its reasonable best efforts, at the Indemnifying Party’s cost, to recover or collect the maximum amount of such Losses recoverable under such insurance policy or Contract , in which event all such proceeds actually received, net of Taxes, and costs incurred by the Indemnified Party or its Affiliates in seeking such collection and premium increases shall be considered “Eligible Third Party Proceeds”. Any amount payable by an Indemnifying Party pursuant to this ARTICLE IX shall be paid promptly and payment shall not be delayed pending any determination of Eligible Third Party Proceeds. In any case where an Indemnified Party recovers from a third party any Eligible Third Party Proceeds in respect of any Losses for which an Indemnifying Party has actually reimbursed such Indemnified Party pursuant to this ARTICLE IX, such Indemnified Party shall promptly pay over to the Indemnifying Party such Eligible Third Party Proceeds so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery) that the Indemnifying Party would not have had to pay pursuant to Section 9.4(b) had such determination been made at the time of such payment, but not in excess of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(d)       Each Indemnified Party shall use, and shall cause its Affiliates to use, reasonable best efforts to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss, asserting claims against a third party, or otherwise qualifying for a benefit that would reduce or eliminate an indemnified matter. To the extent that any breach of any representation or warranty contained in this Agreement is capable of remedy, the Indemnified Party shall afford the Indemnifying Party a reasonable opportunity to remedy such matter.

(e)       No Indemnifying Party shall be liable to make any duplicative payment in respect of the same Loss in relation to any claim under this Agreement or any Ancillary Agreement.

(f)       The determination of whether any representation or warranty (other than the representations and warranties in Section 3.5(a), 3.5(b), 3.5(c), 3.9(b), and the definition of “Material Contracts”) is untrue, inaccurate or has been breached, and the Losses arising therefrom, shall be made without regard and without giving effect to the terms “material” or “materially”, any clause or phrase containing “material,” “materially,” “material respects,” “Material Adverse Effect” or any similar terms, clauses or phrases contained in such representation or warranty the inclusion of which would limit (or potentially limit) an indemnification claim by any Investor Indemnitee (as if such word or clause, as applicable, were deleted from such representation and warranty) (other than, for the avoidance of doubt, in the defined terms “Material Contract” and “Hazardous Materials”).

(g)       Upon the earlier to occur of (I) a Company Sale (as defined in the LLC Agreement) or (II) such time as the Percentage Interest (as defined in the LLC Agreement) of the MDP Member (as defined in the LLC Agreement) falls below 25%, AFSI shall have no further obligation, pursuant to Section 9.2(b), to indemnify any Investor Indemnitee, including the Company or the Company Subsidiaries, in respect of any Excluded Liabilities other than as described in (x) clause (i) of the definition thereof, but only to the extent arising from the status of the Company or any of the Company Subsidiaries as an Affiliate of AFSI or any Non-Company Affiliate or as a member of the same “controlled group” or “consolidated group” under any Applicable Law (but not, for the avoidance of doubt clause (vi) of the definition thereof), or (y) clause (ii) of the definition thereof.

9.5       Notification of Claims; Third Party Claims.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification hereunder (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this ARTICLE IX, describing in reasonable detail the facts and circumstances to the extent then known with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE IX except to the extent that (and only to the extent that) such failure shall have caused the Losses for which the Indemnifying Party is obligated to be greater than such Losses would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder. The Parties agree that (i) in this ARTICLE IX they intend to shorten (in the case of the limited survival periods specified in Section 9.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period for each such item specified in Section 9.1 for such representation, warranty, covenant or agreement and (iii) any claims for indemnification for which notice is not timely delivered in accordance with the preceding subclauses (i) and (ii) shall be expressly barred and are hereby waived, provided that if, prior to such applicable survival date, a party shall have notified any other party in accordance with the requirements of this Section 9.5(a) of a claim under Section 9.2 or Section 9.3 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to Section 9.2 or Section 9.3, as applicable, notwithstanding the passing of such applicable date until such claim is finally resolved.

(b)       Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this Section 9.5 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including, without limitation, a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days after the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with its own counsel and at its own expense pursuant to this Section 9.5. The Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall pay the reasonable expenses of one such counsel (i) if the named parties to any such Third Party Claim (including any impleaded parties) include both such Indemnifying Party and the Indemnified Party and such Indemnified Party shall have been advised in writing by its counsel that there may be one or more legal defenses available to the Indemnified Party that are not available to such Indemnifying Party, or if available to such Indemnifying Party the assertion of which would be adverse to or in conflict with the interests of the Indemnified Party, (ii) if the Indemnified Parties shall have been advised in writing by counsel that representation of any such Indemnified Parties by the same counsel would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them or (iii) if the Indemnified Party was requested by the Indemnifying Party to so participate. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives notice from the Indemnifying Party as contemplated by the preceding sentence, subject to the limitations on settlement, compromise or consent to the entry of any judgment with respect to a claim or demand otherwise set forth in this Section 9.5. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge is on exclusively monetary terms and does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber or agree to encumber any of the assets of any Indemnified Party or agree to any restriction or condition or other non-monetary relief that would apply to or adversely affect any Indemnified Party and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed). No Indemnifying Party shall have any liability under this ARTICLE IX for any Losses arising out or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the consent of such Indemnifying Party (unless consent was unreasonably withheld, conditioned or delayed).

(c)       Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not have the right to control the defense of a Third Party Claim to the extent that it (i) seeks an injunction or equitable relief against the Indemnified Party that the Indemnified Party reasonably determines, based on written advice of its outside counsel, cannot reasonably be separated from any claim for monetary damages or (ii) involves any customer, client or supplier of the Company or the Company Subsidiaries and such Third Party Claim could reasonably be expected to materially impair the Company’s or any Company Subsidiary’s relationship with such customer, client or supplier. If the Indemnifying Party does not have the right to control the defense of a Third Party Claim under this Section 9.5(c), then the Indemnified Party shall allow the Indemnifying Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, however, the Indemnified Party shall pay such expenses if the Indemnifying Party was requested by the Indemnified Party to so participate.

(d) In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this Section 9.5 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this ARTICLE IX. Within the 30-day period beginning on the date of receipt by the Indemnified Party of such dispute notice, the Indemnified Party and the Indemnifying Party shall reasonably cooperate with and assist each other in determining the validity of any such claim for indemnity by the Indemnified Party, and the Indemnifying Party and the Indemnified Party shall attempt to agree upon the rights and obligations of the respective parties with respect to each of such claims for indemnity as to which the Indemnifying Party disputes liability, and any agreement reached regarding their respective rights with respect to any of such claims shall be set forth in a written agreement signed by the parties. If the Indemnified Party and the Indemnifying Party are unable to agree as to any particular item or amount, then either the Indemnified Party or the Indemnifying Party may submit such dispute for resolution in accordance with Section 11.4(a).

9.6       Exclusive Remedy.

Anything to the contrary in this Agreement notwithstanding, the Parties hereby agree that, following the Closing, excluding any claims for specific performance or injunctive relief pursuant to Section 11.9, the sole and exclusive remedy of a party (including any Seller Indemnitee or Investor Indemnitee) for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement or any instrument or certificate delivered with respect thereto (other than the matters covered by Section 2.3) shall be the indemnification rights set forth in this ARTICLE IX and in Section 5.11 and 5.15. In furtherance of the foregoing and subject to Section 11.9 and the indemnification provisions set forth in this ARTICLE IX, (a) the Investor and the Company hereby waive, from and after the Closing Date, any and all rights, claims and causes of action that any Investor Indemnitee may have against AFSI or any of its Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns pursuant to or arising under this Agreement and (b) AFSI and the Company hereby waive, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against either the Investor or any of its Affiliates, or their respective directors, officers, employees, Affiliates, agents or representatives, successors or assigns pursuant to or arising under this Agreement, in each case to the extent such rights, claims and causes of action arise under or are based upon any federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise, other than for claims under this ARTICLE IX, Section 2.3, Section 5.11 and Section 5.15. Nothing in this Section 9.6 shall limit a Person’s right to seek a remedy on account of fraud in respect of any of the Transaction Representation and Warranties or the representation and warranties made by Investor in ARTICLE IV. The obligations of the parties set forth in Sections 9.2 and 9.3 shall be conditioned on the occurrence of the Closing. In no event shall any Party, its successors, or its permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement or the Ancillary Agreements. Nothing in this Section 9.6 shall be deemed to (a) limit any of the rights, remedies, claims and causes of action that any Party may have pursuant to the terms of any Ancillary Agreement in effect following the Closing or (b) limit or impose any restrictions upon any commercial dealings or transactions among the Parties that are not the subject of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary contained in this Agreement, (a) none of the Parties nor any of their respective Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against the Debt Financing Sources, in any way relating to this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the Debt Financing contemplated thereby, whether at law or in equity, in contract, in tort or otherwise and (b) the Debt Financing Sources shall not have any liability (whether in contract, in tort or otherwise) to any of the Parties or any of their respective Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any Party hereto under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the Financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise; provided that notwithstanding anything to the contrary, the foregoing shall not limit the duties, obligations or liabilities of the Debt Financing Sources under the Debt Commitment Letters (or any definitive documentations in respect of the financings contemplated thereby) or any rights and remedies against the Debt Financing Sources under the Debt Commitment Letters (or any definitive documentations in respect of the financings contemplated thereby), subject to any limitations expressly provided therein.

ARTICLE X

TERMINATION AND WAIVER

10.1       Termination.

This Agreement may be terminated:

(a)       at any time prior to the Closing by the mutual written consent of the Seller and the Investor;

(b)       by either the Investor or the Seller by written notice to the other Party, if:

(1) the Closing shall not have been consummated on or before May 31, 2018 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b)(1) shall not be available to any Party whose material breach of this Agreement has been the principal cause of the failure of the Closing to be consummated by such time; provided, further, that, if on the End Date the conditions set forth in

Section 7.1(a) have not been satisfied but all other conditions precedent to the Closing have been satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on such date), the End Date shall be automatically extended to August 31, 2018; or

(2)       there shall be any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining the Investor, the Company or AFSI from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(c)       by the Investor by written notice to the Seller, if a breach, inaccuracy or failure to be true of any representation or warranty or failure to perform any covenant or agreement on the part of AFSI or the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 7.3(a) not to be satisfied, and such breach (x) is incapable of being cured by the End Date or (y) if capable of being cured, shall not have been cured by the earlier of (i) thirty (30) calendar days following delivery of written notice from the Investor of such breach or failure to perform or (ii) the date that is three (3) calendar days prior to the End Date; provided, however, that the Investor shall not be entitled to terminate this Agreement pursuant to this Section 10.1(c) if, at the time of such termination, the Investor is in breach of any representation, warranty, covenant or other agreement contained herein in a manner such that the conditions to Closing set forth in Section 7.2(a) would not be capable of being satisfied;

(d)       by the Seller by written notice to the Investor, if a breach, inaccuracy or failure to be true of any representation or warranty or failure to perform any covenant or agreement on the part of the Investor set forth in this Agreement shall have occurred that would cause any of the condition set forth in Section 7.2(a) not to be satisfied, and such breach (x) is incapable of being cured by the End Date or (y) if capable of being cured, shall not have been cured by the earlier of (i) thirty (30) calendar days following delivery of written notice from the Seller of such breach or failure to perform or (ii) the date that is three (3) calendar days prior to the End Date; provided, however, that AFSI shall not be entitled to terminate this Agreement pursuant to this Section 10.1(d) if, at the time of such termination, AFSI is in breach of any representation, warranty, covenant or other agreement contained herein in a manner such that the conditions to Closing set forth in Section 7.3(a) would not be capable of being satisfied; or

(e)       by the Seller by written notice to the Investor, if (A) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied or irrevocably waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing if the Closing Date were the date the Closing should have occurred pursuant to Section 2.2) and (B) (i) the Investor fails to consummate the Closing of the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 2.2, (ii) the Seller has confirmed in writing to the Investor that all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied or irrevocably waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing if the Closing Date were the date the Closing should have occurred pursuant to Section 2.2) and AFSI is prepared, willing and able to consummate the Closing on the date of such notice and at all times during the three (3) Business Day period immediately thereafter and (iii) within three (3) Business Days after the Seller has delivered such written notice to the Investor, the Investor shall have failed to consummate the Closing.

10.2       Effect of Termination.

(a)       In the event of a valid termination in accordance with Section 10.1, this Agreement will forthwith become void and there will be no liability on the part of any Party (including, for the avoidance of doubt, the Debt Financing Sources and any of their related parties), except for the obligations under Section 5.5 and this Section 10.2 (and any corresponding definitions set forth in ARTICLE I) and ARTICLE XI (except for Section 11.9 as it would relate to any provision of this Agreement that does not survive termination of this Agreement), shall survive termination; provided, however, that, except as set forth below, termination pursuant to clause (a), (b), (c), (d) or (e) of Section 10.1 shall not relieve a defaulting or breaching party (whether or not the terminating Party) from any liability to the other party resulting from any willful breach hereunder prior to such termination unless, with respect to a termination pursuant to clause (a) of Section 10.1, the parties hereto have expressly waived such defaulting or breaching party from any liability resulting from any default or breach hereunder. Notwithstanding anything herein to the contrary and for the avoidance of doubt, in no event shall the Investor be obligated to pay both the Termination Fee and any monetary damages (including in respect of any damages awarded in lieu of a grant of specific performance) pursuant to this Agreement (other than the payment of the Termination Interest and Expenses Amount, if any) or otherwise in connection with the termination of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby for any reason.

(b)       In the event that this Agreement is terminated (i) pursuant to, or at any time which the Seller would have been entitled to terminate this Agreement under Section 10.1(d) or (ii) by the Seller pursuant to Section 10.1(e), then the Seller shall have the right to require the Investor to pay, and if so elected, the Investor hereby agrees to pay (or cause to be paid) to the Seller as liquidated damages in connection with any such termination, an amount equal to $38,122,500 (the “Termination Fee”); provided that on and following the date that is ninety (90) days after a termination of this Agreement pursuant to this ARTICLE X (the “Cutoff Date”) none of AFSI, the Company, any Company Subsidiary or any other Person shall have any right to seek or obtain the Termination Fee unless prior to the Cutoff Date, the Seller shall have commenced an action in New York State or federal court against the Investor alleging that the Termination Fee is due and owing hereunder. If (x) the Investor fails to promptly pay the Termination Fee when due, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate per annum equal to the prime lending rate prevailing during such period as published by The Wall Street Journal or (y) in order to obtain the payment of the Termination Fee, the Seller commences a suit that results in judgment in favor of the Seller, the Investor shall pay the Seller its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorney’s fees and expenses) incurred in connection with such suit; provided that the aggregate amount of such interest, costs and expenses shall not exceed $5,000,000 (such aggregate amount, together with any Debt Financing Expenses reimbursable pursuant to Section 5.11(c), the “Termination Interest and Expenses Amount”).

(c)       In the event the Termination Fee is payable pursuant to Section 10.2(b), such fee will be paid to the Seller by the Investor (or on behalf of the Investor) in immediately available funds within three (3) Business Days after the date of termination of this Agreement and demand therefore, it being understood that in no event shall the Investor be required to pay (or cause to be paid) the Termination Fee on more than one occasion or any monetary damages (other than the payment of the Termination Interest and Expenses Amount, if any) in addition to the Termination Fee (including damages in lieu of specific performance). The Parties acknowledge and agree that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, to the extent that the Seller has terminated this Agreement, elected to receive the Termination Fee in writing and actually received the Termination Fee, receipt of such Termination Fee (and the Termination Interest and Expenses Amount, if any) shall be deemed to be liquidated damages for any and all Losses or damages suffered or incurred by AFSI, the Company, the Company Subsidiaries or any other Person (other than the Investor) in connection with this Agreement, the Ancillary Agreements, the Commitment Letters (and the termination hereof or thereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of AFSI, the Company, the Company Subsidiaries or any other Person (other than the Investor) shall be entitled to bring or maintain any claim or Litigation against the Investor, the Lenders, the Equity Investors, the Debt Financing Sources or any of their respective Related Parties arising out of, or in connection with, this Agreement, the Commitment Letters (and the terms hereof and thereof), any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof). Notwithstanding anything to the contrary in this Agreement, the Equity Commitment Letter, any other agreement or otherwise, and subject to the Seller’s right to seek specific performance pursuant to and solely to the extent provided in Section 11.9 prior to a valid termination of this Agreement, prior to the Closing, (i) the Seller’s right to terminate this Agreement and receive (A) payment of the Termination Fee pursuant to this Section 10.2 and (B) payment of the Termination Interest and Expenses Amount, if any, will be the sole and exclusive remedy of AFSI, the Company, the Company Subsidiaries and their respective Related Parties against the Investor, the Lenders, the Equity Investors, the Debt Financing Sources or any of their respective Related Parties for the failure of the transactions contemplated by this Agreement to be consummated, and upon such termination and payment to the Seller of the Termination Fee (and the payment of the Termination Interest and Expenses Amount, if any), none of the Investor, the Lenders, the Equity Investors, the Debt Financing Sources or any of their respective Related Parties will have any further liability or obligation relating to or arising out of this Agreement, the Commitment Letters, or otherwise, the transactions contemplated by this Agreement or the Ancillary Agreements, any breach of this Agreement or any failure of such transactions to be consummated, in each case whether based on Contract (including under this Agreement or otherwise), tort or strict liability, by the enforcement of any assessment, by any Litigation, by virtue of any statute, regulation or Applicable Law or otherwise and whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a party hereto or another Person, or otherwise; and (ii) in connection with any Losses suffered as a result of any breach (including, for the avoidance of doubt, any willful breach) of any representation, warranty, covenant, obligation or agreement in this Agreement by the Investor, or the failure of the transactions contemplated by this Agreement or the Ancillary Agreements to be consummated, in each case, other than in the circumstances described in clause (i) immediately above, the maximum aggregate liability of the Investor (or the Equity Investors) (including in respect of any damages award in lieu of a grant of specific performance) will not exceed $43,122,500, and in no event will any of AFSI, the Company, the Company Subsidiaries or any of their respective Related Parties or any other Person (and each of them agrees to not, and to cause their controlled Affiliates not to, and to use commercially reasonable efforts to cause their stockholders and non-controlled Affiliates not to), (x) seek to recover any monetary damages in excess of the amount of the Termination Fee and the Termination Interest and Expense Amount, if any, or (y) seek to recover monetary damages from the Investor, the Lenders, the Debt Financing Sources or any of their respective Related Parties (other than against the Investor for payment of the Termination Fee and Termination Interest and Termination Interest and Expenses Amount, if any). In no circumstances will the Investor (or the Equity Investor) be required to pay any amount of damages if the Seller has received the Termination Fee (other than the Termination Interest and Expenses Amount, if any). Each of the Parties further acknowledges and agrees that the damages resulting from termination of this Agreement under circumstances where the Termination Fee is payable are uncertain and therefore the payment by the Investor of the Termination Fee is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate the Seller in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. For the avoidance of doubt, the Seller may simultaneously pursue (i) a grant of specific performance pursuant to Section 11.9 prior to the termination of this Agreement and (ii) payment of the Termination Fee pursuant to Section 10.2(b); provided that, in no event shall AFSI be entitled to receive both a grant of specific performance pursuant to Section 11.9(b) and payment of the Termination Fee, and after termination of this Agreement the Termination Fee and the right to recover the Termination Interest and Expenses Amount will be AFSI’s sole and exclusive remedy.

ARTICLE XI

GENERAL PROVISIONS

11.1       Notices.

All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(a)       if to AFSI or, prior to the Closing, the Company:

AmTrust Financial Services, Inc.

59 Maiden Lane

New York, NY 10038

Facsimile:         (646) 458-7913

Attention:         General Counsel

Email:               stephen.ungar@amtrustgroup.com

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Facsimile:         (212) 909-6836

Attention:         John M. Vasily and Uri Herzberg

Email:               jmvasily@debevoise.com

                          uherzberg@debevoise.com

(b)       if to the Investor:

Madison Dearborn Partners

70 West Madison

Chicago, Illinois 60602

Facsimile:        (312) 895-1041

Attention:        Mark Tresnowski

Email:              mtresnowski@mdcp.com

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Facsimile: (312) 862-2200

Attention:         Neal J. Reenan, P.C., Matthew S. Arenson and Joydeep Dasmunshi

Email:               neal.reenan@kirkland.com

                           matthew.arenson@kirkland.com

                           joydeep.dasmunshi@kirkland.com

or such other address, facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received: (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile or electronic mail, with confirmation of receipt, if sent prior to 5:00 p.m. Eastern time or, if sent later, then on the next Business Day (so long as written notice of such transmission is sent within one (1) Business Day thereafter by another delivery method hereunder confirming such transmission) or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

11.2       Amendment; Waivers, etc.

No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought and, in the case of the Investor, signed by the undersigned signatory or another managing director of Madison Dearborn Partners LLC. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Subject to Section 9.6, Section 10.2 and Section 11.9, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of the rights of injunctive relief or specific performance. Notwithstanding the foregoing, Section 9.6, Section 10.2(a), Section 10.2(c), Section 11.4(c), Section 11.8 and this sentence (or any other provision of this Agreement to the extent an amendment to such provision would modify the substance of such foregoing Sections), in each case, may not be amended in a manner materially adverse to the interests of the Debt Financing Sources to the extent provided in the Debt Commitment Letter without the written consent of the Lenders to the extent provided in the Debt Commitment Letter.

11.3       Expenses.

At the Closing, in addition to reimbursement of Direct Set-Up Expenses and Debt Financing Expenses provided under other provisions of this Agreement, the Company shall reimburse the Investor and its applicable Affiliates for all of their respective documented out-of-pocket expenses incurred in connection with the preparation, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby; provided, notwithstanding anything in this Agreement to the contrary, in no event will all such reimbursement amounts exceed $10,000,000. Subject to the foregoing provisions of this Section 11.3, and except as otherwise provided herein (including Sections 5.2(d), 5.11(c) and 6.3), all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the Party incurring such cost or expense.

11.4       Governing Law, etc.

(a)       THIS AGREEMENT, AND ALL OF THE CLAIMS AND MATTERS ARISING OUT OF THIS AGREEMENT, SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. The Investor and AFSI hereby irrevocably submit to the jurisdiction of the courts of the State of New York sitting in the County of New York and the federal courts of the United States of America located in the State and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby. Each of the Investor and AFSI irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court (provided, that each of the Investor and AFSI hereby agree that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law), and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction or to enforce a judgment of such courts. Each of the Investor and AFSI hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of the Investor and AFSI hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The Investor and AFSI hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.1, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(b)       EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(c)       Furthermore, each Party: (i) agrees that it will not bring or support any Person in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Commitment Letters or the performance thereof or the Debt Financing contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York, (ii) agrees that, except as specifically set forth in the Commitment Letters, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement, any Debt Financing or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction and (iii) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Commitment Letters or the performance thereof or the Debt Financing contemplated thereby.

11.5       Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns; provided, that this Agreement shall not be assigned or otherwise transferred by any Party without the prior written consent of the other Party; provided, further, that the Investor shall have the right to assign, without such consent, the Investor’s rights and obligations hereunder in whole or in part (a) to any of the Investor’s Affiliates (provided that no such assignment shall be permitted if such assignment (x) would result in any additional consent or approval of, or filing with, any Governmental Authority being required in connection with the transactions contemplated by this Agreement or any delay would occur with respect to any consent or approval of, or filing with any Governmental Authority that otherwise is required to be made under this Agreement or in connection with the transactions contemplated hereby or (y) would be adverse in any material respect to ability of AFSI to, directly or indirectly, enforce the terms of this Agreement or the Commitment Letters or recover for breaches of this Agreement); (b) in connection with the disposition or transfer of all or any material portion of the Investor, the Company or their business in any form of transaction; or (c) for collateral security purposes, to Persons providing financing to the Investor or its Affiliates (including the Company and the Company Subsidiaries), but in case of any such assignment, the Investor shall be required to remain obligated hereunder in the same manner as if such assignment had not been effected.

11.6       Entire Agreement.

This Agreement (including the Seller Disclosure Letter and the exhibits hereto and thereto and any instruments or certificates delivered pursuant hereto (when executed and delivered)), the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral, between the Parties with respect to the subject matter hereof.

11.7       Severability.

If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.8       Counterparts; Effectiveness; Third Party Beneficiaries.

This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile (or equivalent electronic transmission), will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as specifically provided under ARTICLE IX with respect to the Indemnified Parties and Section 10.2 with respect to the Related Parties, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns, provided that, notwithstanding the foregoing, the Debt Financing Sources are intended third party beneficiaries of, and may enforce, Section 9.6, Section 10.2(a), Section 10.2(c), the last sentence of Section 11.2, Section 11.4 and this Section 11.8.

11.9       Specific Performance.

(a)       The Parties agree that irreparable damage may occur if any covenant or agreement in this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 11.4, subject in all cases to Section 9.6, Section 10.2 and Section 11.9(b).

(b)       Notwithstanding the foregoing or anything herein to the contrary, the Seller shall be entitled to seek or obtain specific performance to cause the Investor to cause the Cash Equity to be funded and to consummate the transactions contemplated by this Agreement, including the Closing, only if: (i) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied as of such date), (ii) the Investor fails to consummate the Closing of the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 2.2, (iii) the Marketing Period has expired and Debt Financing has been funded or will be funded at the Closing if the Cash Equity is funded at the Closing, (iv) the Seller has confirmed in writing to the Investor that if specific performance is granted and the Cash Equity and Debt Financing are funded the Closing will occur pursuant to Section 2.2 and (v) the Agreement has not been validly terminated. For the avoidance of doubt, in no event shall AFSI, the Company, the Company Subsidiaries or any of their respective Affiliates be entitled to enforce or seek to enforce specifically the Investor’s obligations to cause the Cash Equity to be funded if the Debt Financing has not been funded (and will not be funded at the Closing if the Cash Equity is funded at the Closing). In no event will AFSI be entitled to specific performance pursuant to this Section 11.9(b) in addition to the Termination Fee or money damages for failure to consummate the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, if on the End Date, there is pending action that has been brought by a party hereto before a court of competent jurisdiction seeking the remedies provided for in this Section 11.9, then, without further action, the End Date shall be automatically extended until the date that is five (5) Business Days after the dismissal, settlement or entry of a final and non-appealable order with respect to such action.

(c)       Subject to and without modifying in any way Section 11.9(b), each of the Parties hereby further waives and agrees not to raise, in any action for specific performance, (i) any objections to the availability of the equitable remedy of specific performance as a potential remedy to prevent or restrain breaches of this Agreement by AFSI or the Investor, (ii) any defense of adequacy of a remedy at law and (iii) any requirement under any Law to post any bond or other security as a prerequisite to obtaining equitable relief.

11.10       Public Announcements.

The timing and content of all press releases or other written public announcements regarding any aspect of this Agreement to the financial community, employees or the general public by the Investor or AFSI (or the Company) shall be subject to prior consultation with and the consent of the other (which shall not be unreasonably withheld, conditioned or delayed) unless, in the judgment of the Investor or the Seller, disclosure is otherwise required under Applicable Law; provided, that, to the extent required by Applicable Law, the Party intending to make such release will use its reasonable best efforts consistent with Applicable Law to consult with the other Party with respect to the form and substance thereof; provided, further, that the Investor and/or its Affiliates may provide general information about the subject matter of this Agreement in connection with its, or its Affiliates’ fundraising, marketing, informational or reporting activities of the kind customarily provided with respect to investments of this kind.

11.11       Disclosure Generally.

Information reflected in any section of the Seller Disclosure Letter or the Investor Disclosure Letter as an exception to a representation or warranty is not necessarily limited to matters required by this Agreement to be reflected in such section. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Inclusion of information in any section of the Seller Disclosure Letter or the Investor Disclosure Letter shall not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations or results of operations of the Company or of the Company Subsidiaries. Disclosure of any item in any section or subsection of the Seller Disclosure Letter or the Investor Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Seller Disclosure Letter or the Investor Disclosure Letter, respectively, to which the relevance of such item is reasonably apparent on its face, notwithstanding the omission of a reference or cross reference thereto. Any reference in any section or subsection of the Seller Disclosure Letter to documents in the Data Room shall only be deemed disclosure with respect to such section or subjection if such documents have been “made available” by the Seller prior to 9:00pm Eastern Time on the date of this Agreement and remained available continuously through the Closing and two (2) Business Days thereafter.

11.12       Waiver of Conflicts; Attorney-Client Privilege.

(a)       The Investor and AFSI waive and will not assert any conflict of interest arising out of or relating to the representation, after the Closing (the “Seller Post-Closing Representation”), of AFSI or any of the Non-Company Affiliates or any shareholder, officer, employee or director of AFSI or any of the Non-Company Affiliates (any such Person, a “Seller Designated Person”) in any matter involving this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, by any legal counsel that represented the Seller or any of its Affiliates (including the Company) in connection with this Agreement or the Ancillary Agreements or the transactions involving the Investor, the Company and AFSI contemplated hereby or thereby to occur on or prior to the Closing Date (the “Seller Current Representation”).

(b)       The Investor and the Company will not assert any attorney-client privilege with respect to any attorney-client privileged communication (i) between any legal counsel, on the one hand, and any officer, employee or director of the Company or any Company Subsidiary (the “Company Designated Persons”), on the other hand, occurring on or prior to the Closing Date and (ii) in connection with the Seller Current Representation, it being the intention of the Parties that all such rights to such attorney-client privilege and to control such attorney-client privilege in such circumstances shall be retained by AFSI and/or the Non-Company Affiliates (except as against third parties); provided that the foregoing acknowledgement of retention shall not extend to any communication to the extent not involving this Agreement, the Ancillary Agreements or the transactions involving the Investor, the Company and AFSI contemplated hereby or thereby to occur on or prior to the Closing Date, or to communications after the Closing Date or with any Person other than the Company Designated Persons.

(c)       The Company and AFSI waive and will not assert any conflict of interest arising out of or relating to the representation, after the Closing, of the Investor, Affiliates of the Investor, the Company or the Company Subsidiaries, (collectively, the “Investor Represented Parties”) or any shareholder, officer, employee or director of the Investor Represented Parties in any matter involving this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, by any legal counsel that represented the Investor or its Affiliates in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

11.13       No Presumption Against Drafting Party.

The Investor and AFSI each acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

11.14       Time Periods.

Unless specified otherwise, any action required hereunder to be taken within a certain number of days shall be taken within that number of calendar days (and not Business Days); provided, however, that if the last day for taking such action falls on a weekend or a holiday in the United States, the period during which such action may be taken shall be automatically extended to the next Business Day.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

AMTRUST FINANCIAL SERVICES, INC.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	EVP, Chief Financial Officer

MAYFIELD HOLDINGS LLC

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	President

FEECO HOLDINGS LP

By: FeeCo Holdings GP, LLC
Its: General Partner

By:	/s/ Vahe A. Dombalagian
Name:	Vahe A. Dombalagian
Title:	Managing Director

[Signature Page to Contribution and Stock Purchase Agreement]